THE LACLEDE GROUP

2005 Annual Report


05074792

GAINING

ENERGY


DEC 20

WASH. D.C.

192

THE LACLEDE GROUP

NYSE SYMBOL: LG

The Laclede Group, Inc. is an exempt public utility holding company committed to providing reliable natural gas service through its regulated core utility operations while developing a presence in non-regulated activities that provide opportunities for sustainable growth. Its primary subsidiary—Laclede Gas Company—is the largest natural gas distribution utility in Missouri, serving approximately 630,000 residential, commercial and industrial customers in St. Louis and surrounding counties of eastern Missouri. Its primary non-regulated activities include SM&P Utility Resources, Inc., a major underground facilities locating and marking service business, headquartered in Carmel, Indiana, and Laclede Energy Resources, Inc., a natural gas marketer located in St. Louis, Missouri.

COMMON STOCK

- 21,172,009 shares outstanding as of 9/30/05
- Cash dividends paid since 1946 by The Laclede Group, and Laclede Gas prior to Group's formation
- Dividends currently $1.38 per share annually
- Dividends typically payable first business day of January, April, July and October
- Included in Standard & Poor's SmallCap 600 Index

FISCAL YEAR ENDS

September 30

ANALYSTS

A.G. Edwards & Sons, Daniel M. Fidell

Berenson and Company, Edward J. Tirello, Jr.

Edward Jones, Paul Franzen

Stifel Nicolaus & Company, Inc., Selman Akyol

FOUNDED

In 1857 as The Laclede Gas Light Company, became Laclede Gas Company in 1950 and The Laclede Group became parent company in 2001.

HIGHLIGHTS

	2005	2004
EARNINGS AND DIVIDENDS		
Net Income Applicable to Common Stock	$ 40,070,000	$ 36,056,000
Basic Earnings Per Share of Common Stock	$1.90	$1.82
Diluted Earnings Per Share of Common Stock	$1.90	$1.82
Dividends Per Share of Common Stock	$1.375	$1.355
OPERATING REVENUES		
Regulated Gas Distribution	$ 978,195,000	$ 868,905,000
Non-Regulated Services	141,478,000	104,239,000
Non-Regulated Gas Marketing	469,559,000	270,328,000
Non-Regulated Other	7,800,000	6,848,000
Total Operating Revenues	$1,597,032,000	$1,250,320,000
UTILITY SALES AND CUSTOMERS		
Therms Sold and Transported	1,118,577,000	1,123,987,000
Customers, End of Period	630,000	632,000
SHAREHOLDERS		
Common Shareholders of Record, End of Period	6,268	6,728
EMPLOYEES, END OF PERIOD		
Laclede Gas Company	1,933	1,921
SM&P Utility Resources, Inc.	1,881	1,521

CONTENTS



A Missouri Natural Gas Division employee installs a fuel run in Franklin County, one of the locations in Laclede Gas' service area that is experiencing growth.

TO OUR SHAREHOLDERS AND EMPLOYEES

THIS FISCAL YEAR CAME TO A CLOSE WITH A GREAT DEAL OF NEWS REVOLVING AROUND THE BUSINESS OF NATURAL GAS. LONG BEFORE HURRICANES KATRINA OR RITA MADE LANDFALL, THERE WERE INDUSTRY PREDICTIONS THAT NATURAL GAS PRICES WOULD BE HIGHER IN THE 2005-06 WINTER THAN EVER BEFORE. AT THE LACLEDE GROUP, WE ADDRESSED—AND CONTINUE TO ADDRESS—SUCH DEVELOPMENTS AS SERIOUS CHALLENGES TO OUR MISSION OF BEING A RELIABLE PROVIDER OF NATURAL GAS TO OUR CUSTOMERS WHILE ALSO ENSURING THAT THE COMPANY REMAINS A SOUND INVESTMENT FOR YOU, OUR SHAREHOLDERS.



DOUGLAS H. YAEGER
Chairman of the Board, President and Chief Executive Officer

As you will read in this letter, 2005 has been a year of both fiscal growth and continued focus on customer service. In that regard, I am pleased to report our third consecutive year of overall record earnings, with the increase this year being driven by our non-regulated businesses.

As The Laclede Group grows, we also remain committed to an ethical business environment based on values rooted in compliance with the letter and the spirit of applicable law and the highest standards of honesty, integrity, transparency and fairness. Our focus on continually improving service helps ensure that we stay sensitive to the needs of today's and tomorrow's customers as we grow.

As we approach our 150th anniversary as an organization, we intend to continue to build on this strategy. Following are highlights of this past fiscal year.

EARNINGS AND DIVIDENDS

For fiscal 2005, consolidated earnings were $40.1 million, an increase of $4.0 million, or approximately 11%, over earnings reported for fiscal 2004. For the third year in a row your Company has achieved overall record earnings. Earnings per share were $1.90 for fiscal 2005 as compared to $1.82 last year.

GROWTH

Consistent with our strategic direction, growth in The Laclede Group's earnings has come primarily from our non-regulated subsidiaries. To illustrate, in 2001, approximately 97% of the earnings per share came from Laclede Gas, our core natural gas distribution business. In fiscal 2005, that percentage was 76%. Furthermore, only 53% of The Laclede Group's 2005 earnings per share were generated by the regulated sale of natural gas to Laclede Gas customers (the remainder of Laclede Gas' earnings came from sales of natural gas and release of pipeline capacity to customers outside of its service area).



Our two primary non-regulated businesses are SM&P Utility Resources, Inc. (SM&P), which specializes in locating and marking underground facilities, and Laclede Energy Resources, Inc. (LER), our non-utility gas marketing business. SM&P's earnings increased significantly in fiscal 2005 compared to the prior year due to new business in both existing and new markets. We see SM&P as having ongoing growth potential in the coming years as we continue to gain additional customers within existing markets, introduce new products and services and expand our footprint into additional areas of the country.

LER's results also improved in fiscal 2005, with a $1.4 million increase in earnings over the previous year due to higher sales volumes and margins. Sales volumes grew 39% during the same period as a result of increased interstate pipeline wholesale transactions. Since 2002, LER has had an annual volume growth rate of 48%. To continue this success, we need to keep providing our current customers with outstanding service not available elsewhere, while we look for ways to expand upon existing business relationships and develop new ones.

DIVIDEND GROWTH HISTORY

(Per Share) *By Fiscal Year*


$1.25
$1.00
$0.75
$0.50
'84
($.75)
'05
($1.375)

CORE UTILITY BUSINESS

At the heart of The Laclede Group is our core utility business, Laclede Gas Company, the largest natural gas distributor in Missouri.

Driven in large part by increased operating expenses and lower sales volumes due to conservation and warmer than normal weather, Laclede Gas' fiscal 2005 earnings were approximately $1.6 million less than its earnings in fiscal 2004.

During fiscal 2005, Laclede Gas achieved a unanimous settlement of its general rate increase filed in February with the Missouri Public Service Commission (MoPSC). The MoPSC approved the settlement effective October 1, 2005, allowing Laclede Gas to increase its base rates by $10.5 million annually. That amount permanently incorporates $6.1 million that already was being collected outside of base rates in the form of Infrastructure System Replacement Surcharges (ISRS). In addition, the Commission approved a $4.1 million increase in Laclede Gas' Purchased Gas Adjustment (PGA) rate. This PGA increase is designed to recover the costs Laclede Gas incurs to finance the investment in gas supplies that it injects underground in the summer for sale in the winter. Together, the base and PGA increases effectively raised existing rates by $8.5 million annually, resulting in meaningful rate relief for Laclede Gas and a modest overall average billing increase of approximately 1% for the typical residential customer, or $1.05 per month on an annual basis.

EXPANSION OF SERVICE AREA

In September, we announced an agreement to purchase the assets of Fidelity Natural Gas, Inc., a natural gas distribution system located in Sullivan, Missouri. Upon approval of the acquisition by the MoPSC, Fidelity's approximately 1,300 customers will be serviced by Missouri Natural Gas, an operating division of Laclede Gas. Located in southwest Franklin County and Crawford County, Sullivan is adjacent to Missouri Natural Gas' existing service area.

CUSTOMER SERVICE

Customer service has always been a major focus of Laclede Gas. During 2005, we took two significant steps to utilize technology to update and improve service to our customers. First, we signed a 15-year agreement with Cellnet Technology, Inc., to install and operate an Automated Meter Reading (AMR) system. Installation of this equipment on customer meters began in July 2005 and is expected to be complete by early 2007. This system allows us to provide system-wide real-time, accurate meter readings each month, effectively eliminating the need to estimate customer bills and reduce the time between meter reading and billing. Also, customers with inside meters will no longer need to be home to give us access to read their meters.



Our Underground Storage facility is a key factor in Laclede's "hedging" program.

Since the introduction of the system in early March, more than 58% of callers who were offered the Virtual Hold callback option took it.

Second, recognizing that customers want to minimize the time spent on the phone when contacting us, Laclede Gas announced the introduction of a new Virtual Hold Technology (VHT) system. During busy calling days, VHT offers callers the option of either staying on hold or being called back by the system without losing their place in the queue. Since the introduction of the system in early March, more than 58% of callers who were offered the Virtual Hold callback option took it.

NATURAL GAS PRICE STABILIZATION

In the current climate of escalating commodity prices, addressing price volatility is a critical concern for Laclede Gas and our customers. We do this through our gas supply risk management program in which we utilize various financial instruments to protect, or "hedge," approximately 70% of our normal heating season natural gas purchases. We also provide a physical hedge through the use of our extensive gas storage facilities, which allows us to purchase gas during the summer when it is generally less expensive, and store it for future use.

During fiscal year 2005, a long-standing issue was finally resolved allowing Laclede Gas to retain $4.9 million in net gains it had generated under its Price Stabilization Program. This program benefited our customers by reducing their cost of natural gas. Laclede Gas had recorded the $4.9 million of net gains in fiscal 2002, so the decision had no impact on fiscal 2005 earnings.

HELPING THOSE IN NEED

In fiscal 2005, Laclede Gas in concert with our customers continued the long-standing commitment to providing energy assistance, in at least four different ways, to those in our community who have difficulty paying their heating bills. Thanks to our customers' generosity, "Check the Box" donations to Dollar-Help continue to rise. In fiscal 2005, the nearly $850,000 donated by customers went directly to Dollar-Help and Laclede Gas added another $48,000 in matching funds. Laclede Gas began this program with a single box on every bill that allowed customers to elect and donate $1 each month, and in March 2005, we added options for $2 and $5 monthly contributions.

In addition to our Dollar-Help donations, Laclede Gas will contribute $1 million annually to fund a new low-income energy assistance program that will help our most vulnerable customers with their utility bills in exchange for their commitment to conserve energy and improve their payment performance. In addition, we will increase the funding for our existing low-income weatherization program to $500,000 annually, and contribute $300,000 annually to fund an expansion of the number and size of various energy efficiency programs that customers can use to reduce consumption of natural gas and save on their utility bills.

ENERGY POLICY

While the long-awaited Energy Policy Act of 2005 had several provisions related to natural gas, it did not address the critical need to access more existing domestic gas reserves and other efforts to optimize our domestic energy resources. It is imperative that these issues be revisited by our national leaders and we will, in conjunction with the American Gas Association (AGA) and other interested parties, work to help make that happen.

On the statewide level, as an active member of the Missouri Energy Development Association (MEDA), we are educating policymakers on measures that will better enable investor-owned utilities to provide the critical infrastructure and necessary services for Missouri businesses and customers. MEDA was instrumental in promoting Senate Bill 179 ("Alternate Rate Regulation Plans"), legislation that allows gas utilities in Missouri to recover through non-base rate adjustments the costs of decreased gas usage and environmental compliance costs that are incurred between rate cases. Two of the many benefits of this legislation are that it allows customers to conserve gas without adversely impacting earnings, and it helps Laclede Gas stabilize its revenue base, making the Company more attractive to investors.

LEADERSHIP DEVELOPMENT

Recognizing that leadership development is key to the long-term success of any business activity, in fiscal 2005 we expanded our existing processes into a comprehensive leadership training and evaluation program. One group of executives went through this program in fiscal 2005 and another group is "in the pipeline" for fiscal 2006. Based on this first "class," it has been demonstrated that these activities help employees improve their leadership skills, keep them engaged and productive, and help us retain the best, most qualified leaders.

CORPORATE GOVERNANCE

We have historically fostered an environment in which strong internal controls over financial reporting were in place. Fiscal 2005 was our first year of mandatory compliance with Section 404 of the Sarbanes-Oxley Act. To facilitate such compliance, we created a Risk and Control Services Department. The primary duties of this department include performance of risk and internal control assessments and business process reviews. We have also instituted processes to facilitate the quarterly and annual assessments of controls to assure the appropriate controls are in place and operating effectively. As we did throughout 2005, we will continue to review, refine and, as necessary, improve our business practices and the related internal controls.

Finally, the Laclede family was profoundly saddened by the untimely passing of Board member and friend Ray Holman on November 4, 2005. Ray was a member of the Board of Directors since January 1994 and provided a wealth of experience and leadership. At the time of his death, Ray served as chair of our Audit Committee and was also a member of the Compensation, Corporate Governance and Investment Review Committees. In addition, he was a community leader, businessman and humanitarian. We will greatly miss Ray's guidance, wisdom and friendship.

Your Company has grown and has positioned itself for the future.

Let me close by saying that fiscal 2005 brought many unique challenges and The Laclede Group responded well to the task. Your Company has grown and has positioned itself for the future. We are proud of what we have accomplished and look forward to continuing that success for our customers, shareholders, employees and the community.

On behalf of the Board of Directors,



Douglas H. Yaeger
Chairman of the Board, President
and Chief Executive Officer
December 2005

MAKING A GOOD COMPANY BETTER

The Laclede Group became operational October 1, 2001. As a holding company, it is the parent organization of our regulated core utility component—Laclede Gas Company—and of a non-regulated component we are continually developing to achieve sustainable growth in a measured and manageable manner. Our largest non-regulated activities are encompassed in two wholly owned subsidiaries, Laclede Energy Resources, a gas marketing and management service, and SM&P Utility Resources, one of the nation's major underground facilities locating and marking service businesses.


LACLEDE GAS *Company*
SM&P UTILITY RESOURCES, *Inc.*
LACLEDE PIPELINE *Company*
THE LACLEDE GROUP
LACLEDE DEVELOPMENT *Company*
LACLEDE INVESTMENT *LLC*
LACLEDE VENTURE *Corp.*
LACLEDE ENERGY RESOURCES, *Inc.*
LACLEDE GAS FAMILY SERVICES, *Inc.*



FISCAL 2005 IN REVIEW

FINANCIAL RESULTS

Consolidated earnings were $40.1 million, an increase of $4.0 million, or approximately 11%, over earnings reported for fiscal 2004. Earnings per share were $1.90 for fiscal 2005 as compared to $1.82 last year.

The Laclede Group's year-over-year increases came from its non-regulated subsidiaries—SM&P Utility Resources, Inc. (SM&P), which specializes in locating and marking underground facilities; and Laclede Energy Resources, Inc. (LER), its non-utility gas marketing business.

SM&P's earnings increased significantly in fiscal 2005 compared to the prior year due to the attainment of substantial new business in both existing and new markets. In addition, SM&P re-engineered many processes to facilitate profitable growth, including training methods, mentoring programs, quality assurance and leadership development initiatives.

LER's results also improved in fiscal 2005, with a $1.4 million increase in earnings over the previous year primarily due to higher sales volumes and margins. Sales volumes grew 39% during the same period as a result of increased interstate pipeline wholesale transactions.

Laclede Gas Company (Laclede Gas), Missouri's largest natural gas distribution company, reported decreased fiscal 2005 earnings. The decrease, of approximately $1.6 million, reflects increased operating expenses, lower sales volumes of natural gas due to conservation and continued warmer than normal weather, and the effect of lower non-operating income this year due to proceeds received in fiscal 2004 related to Laclede Gas' interest as a policyholder in the sale of a mutual insurance company. These factors were partially offset by an increase in earnings from off-system sales and release of pipeline capacity, as well as recovery of certain mandated distribution costs through the Infrastructure System Replacement Surcharge (ISRS).

MARKET AND BOOK VALUES PER SHARE
At September 30


$30
$20
$10
$0
21.63
14.99
24.00
15.26
23.30
15.10
27.01
15.67
29.23
16.96
32.49
17.31
'00
'01
'02
'03
'04
'05
Market Value
Book Value

Therms sold and transported to on-system customers in fiscal 2005 were 914.2 million, a decrease of 36.5 million therms from last year. Off-system sales were 204.4 million therms, an increase of 31.1 million therms from last year. Overall, Laclede Gas delivered 1,118.6 million therms of gas in fiscal 2005 compared with 1,124.0 million therms in fiscal 2004.

For a detailed discussion of the Group's financial performance, see Management's Discussion and Analysis and financial statements in the Form 10-K, which is published in the back of this Annual Report.

DIVIDENDS

On November 18, 2005, the Board of Directors of The Laclede Group approved a quarterly dividend of $.345 per share on common stock payable January 3, 2006, to shareholders of record on December 12, 2005. This quarterly rate, if continued for a full year, would result in a total annual dividend of $1.38 per share. The Laclede Group, and Laclede Gas prior to Group's formation, have paid dividends continuously since 1946.

The Laclede Group provides a dividend reinvestment plan for its common shareholders. Many shareholders have increased their investment in Group by taking advantage of this plan (see inside back cover for more information).

REGULATORY MATTERS

During fiscal 2005, Laclede Gas made two *Infrastructure System Replacement Surcharge* (ISRS) filings through which it was able to increase revenues by an additional $2.6 million per year. Such filings were made possible by legislation actively promoted by Laclede Gas and enacted in 2003 that, among other things, allows Missouri gas utilities to adjust their rates twice a year to recover the depreciation, property taxes and rate of return on facility-related expenditures that are made to comply with state and federal safety requirements or to relocate facilities in connection with public improvement projects.

On January 11, 2005, the Missouri Public Service Commission (MoPSC) issued an Order ruling in favor of Laclede Gas on its appeal of the MoPSC's decision in Laclede Gas' 1999 rate case relative to the calculation of depreciation rates. As a direct result of the MoPSC's Order, Laclede Gas increased certain of its depreciation rates effective February 1, 2005, resulting in higher annual depreciation expense totaling $2.3 million as originally requested. However, consistent with Laclede Gas' request and the approved depreciation treatment, the MoPSC's Order also required that operating expenses related to actual removal costs, which Laclede Gas began expensing as incurred during fiscal 2002 pursuant to a previous MoPSC Order, be reduced by $2.3 million annually. As such, there was no effect on the Company's net income during fiscal 2005.

On February 18, 2005, Laclede Gas filed tariff sheets with the MoPSC requesting a general rate increase of approximately $34 million. Following extensive negotiations, on August 31, 2005, Laclede Gas and several parties to the rate proceeding filed a Stipulation and Agreement that provided for Laclede Gas to increase its base rates by $10.5 million, $6.1 million of which was already being billed to customers in the form of an ISRS, resulting in a $4.4 million net increase compared to Laclede Gas' previous base rates. In addition, the *Stipulation and Agreement provided that Laclede Gas'* Purchased Gas Adjustment (PGA) rates would be increased by $4.1 million to recover the costs it incurs to finance its investment in gas supplies that are injected underground in the summer for sale during the winter. Together, the base and PGA rate increases raised Laclede Gas' rates by $8.5 million annually, which the MoPSC approved, along with the resetting of the ISRS to zero, to be effective October 1, 2005.

Under the approved settlement, Laclede Gas will contribute $1 million annually to fund a new low-income energy assistance program to help its most vulnerable customers with their utility bills in exchange for their commitment to conserve energy and improve their payment performance and to increase the funding for its existing low-income weatherization program to $500,000 annually. Laclede Gas will also contribute $300,000 annually to fund an expansion of the number and size of various energy efficiency programs that customers can use to reduce consumption of natural gas and save on their utility bills. The settlement approved by the MoPSC also allows Laclede Gas to retain certain revenues it realizes from the release of pipeline capacity and the sale of gas to off-system customers; provides Laclede Gas an opportunity to retain a portion of any savings it is able to achieve in connection with the procurement of gas supplies and related financial hedging instruments; continues its present weather mitigation rate design; and fully implements its depreciation method, which was affirmed by the MoPSC earlier this year.

Finally, the settlement eliminated Laclede Gas' requirement to make scheduled PGA changes in January, March and June in exchange for the flexibility to make up to three discretionary PGA changes during each year, in addition to its mandatory November PGA

Laclede Gas will contribute $1 million annually to fund a new low-income energy assistance program to help its most vulnerable customers...

change, so long as such changes are separated by at least two months.

On March 1, 2005, the Missouri Court of Appeals for the Western District affirmed the decision of the Cole County Circuit Court that had vacated the MoPSC's April 2003 decision to disallow approximately $4.9 million in pre-tax gains achieved by Laclede Gas in its former incentive-based Price Stabilization Program. The Court of Appeals remanded the case to the Cole County Circuit Court, with instructions to remand the case to the MoPSC for further proceedings consistent with the Court of Appeals' opinion. On April 7, 2005, the MoPSC issued its Order on Remand in which it reversed its April 29, 2003 decision and directed that Laclede Gas be permitted to retain the $4.9 million consistent with the Court of Appeals' opinion.



On July 14, 2005, Missouri Governor Matt Blunt signed a bill into law that allows Missouri gas utilities to adjust their rates periodically outside of general rate proceedings to recover costs incurred to comply with environmental laws, regulations and rules and to reflect the non-gas revenue effects of increases or decreases in residential and commercial customer usage due to weather and conservation. Laclede Gas played an active role in the passage of this legislation. The MoPSC rules to implement such legislation are not yet in place, but this legislation is extremely important because, prior to its enactment, there was no opportunity to adjust rates to account for the effects of such items between general rate filings. Upon implementation of this new law, the timing of these rate adjustments will be more closely linked to these underlying cost or usage changes.

UTILITY GAS SUPPLY

During the past year, Laclede Gas structured its gas supply portfolio around a number of large natural gas suppliers with equity ownership or control of assets strategically situated to complement Laclede Gas' regionally diverse firm transportation arrangements.

Laclede Gas' fundamental gas supply strategy remains unchanged: to meet the two-fold objective of 1) ensuring that the gas supplies it acquires are dependable and will be delivered when needed and, 2) insofar as is compatible with that dependability, purchasing gas that is economically priced. In structuring its natural gas supply portfolio, Laclede Gas continues to focus on natural gas assets that are strategically positioned to meet its primary objectives. Laclede Gas typically utilizes both Mid-Continent and Gulf Coast gas sources to provide a level of supply diversity that facilitates the optimization of pricing differentials as well as protecting against the potential of regional supply disruptions. During fiscal 2005, in order to take advantage of the favorable Mid-Continent price differential, Laclede Gas shifted all of its supply commitments under Gulf Coast supply arrangements to the Mid-Continent region for the summer period. In addition to lowering gas costs for its customers, this effort avoided all delivery interruptions related to hurricanes Katrina and Rita.

In fiscal 2005, Laclede Gas purchased natural gas from 16 different suppliers to meet current gas sales and storage injection requirements. Natural gas purchased by Laclede Gas for delivery to its utility service area through the Mississippi River Transmission Corporation (MRT) system totaled 56.6 billion cubic feet (Bcf). Laclede Gas also holds firm transportation on several interstate pipeline systems that access our gas supplies upstream of MRT.

Laclede Gas Company serves an area in eastern Missouri, with a population of more than two million, including the City of St. Louis, St. Louis County, and parts of eight other counties.

UTILITY THERMS SOLD AND TRANSPORTED
In Millions



1200
1000
800
600
400
200
0
'00
'01
'02
'03
'04
'05
119
188
233
495
45
182
284
608
139
174
245
502
92
196
261
577
173
192
234
525
204
192
225
497
Residential
Commercial & Industrial (Includes Interruptible)
Transportation
Off System

An additional 8.2 Bcf of gas was purchased on the Panhandle Eastern Pipe Line Company system, and 10.8 Bcf on the Southern Star Central Pipeline system. Some of Laclede Gas' commercial and industrial customers continue to purchase their own gas and delivered to us approximately 19.2 Bcf for transportation to them through our distribution system.

The fiscal 2005 peak-day sendout of natural gas to utility customers occurred on December 22, 2004, when the average temperature was 16 degrees Fahrenheit. On that day, Laclede Gas customers consumed .893 Bcf of natural gas. About 85% of this peak-day demand was met with natural gas transported to St. Louis through the MRT, Panhandle, and Southern Star Central transportation systems, and the other 15% was met from Laclede Gas' on-system storage and peak shaving resources.

UTILITY MARKETING

Laclede Gas' primary utility marketing efforts focus on capturing opportunities for growth while reinforcing existing best uses of natural gas. In this regard, providing outstanding customer service and creating additional value for the customer drives Laclede Gas' success. The knowledge and expertise Laclede Gas provides, whether for such traditional applications as space and domestic water heating or in the highly specialized markets of desiccant dehumidification and compressed natural gas (CNG), enables Laclede Gas to create real solutions for our customers and to strengthen our commitment to excellence. Additionally, we have taken steps to both increase and improve Laclede Gas' marketing contacts, while more effectively aligning field work scheduling with customer requirements for the installation of new gas services.

The residential market remains the base of core utility sales, and natural gas remains the overwhelming energy of choice in this market. Laclede Gas continues to expand its distribution system with the addition of over 6,000 new residential customer connections during fiscal 2005. The strongest growth continues to occur in St. Charles County, as developers and builders embrace the opportunities presented by available land. The New Town at St. Charles development, while still in its infancy, added over 300 new customers in fiscal 2005. Construction continues at a rapid pace. This project, planned as a Traditional Neighborhood Design, embodies the most advanced traditional town planning of "new urbanism" with its narrower streets, diverse home designs and integrated parks, shops, churches and schools, along with its signature look in gas lighting throughout the first phase of the development.

Laclede Gas is also focusing particular attention on expanding the use of natural gas equipment beyond traditional space and water heating. Capitalizing on its strong working relationship with area home builders, Laclede Gas has created a "Point of Purchase" program that portrays an attractive and relaxing lifestyle utilizing a variety of state-of-the-art natural gas appliances in a number of builder display homes. At the Kingsgate Villas in WingHaven, developed by Vantage Homes and located in O'Fallon, Missouri, the displays feature gas space and water heating, gas logs, cooking, an outdoor fireplace and gas fire pits embracing the charm and ambiance of outdoor living.

Commercial and industrial markets continue to grow steadily. New customer connections for this sector increased 19% from the previous year, adding nearly 11.6 million therms of annual demand to Laclede Gas' utility system during fiscal 2005. Construction of retail shopping centers that support new residential communities in particular remains strong, with food service maintaining a significant presence within these developments.

Laclede Gas complemented its growth in the commercial and industrial markets with targeted conversions from competitive fuels, the usage of which represented nearly one-third of the total added new demand this past fiscal year. Two of the larger conversions were ADM Growmark and GKN Aerospace–St. Louis, converting from propane and coal, respectively. The installation of natural gas equipment at these facilities will have the equivalent usage of 2,700 homes.



The City of St. Louis remains a key focus of Laclede Gas' marketing efforts as the downtown area continues to redesign its landscape. Capturing the beauty of the City's architecture, many buildings are being refurbished and have attracted the interest of both residents and businesses. Nearly 1,000 loft units have been developed over the last five years with an additional 5,000 in various stages of planning and design. Natural gas

Gaslights in a new residential development bring the nostalgia and warmth of a simpler time into the 21st century.

continues to be the energy of choice for these projects with an increasing demand for gas burning logs. Three of the larger landmark loft developments opening this year were the Terra Cotta Lofts, the Paul Brown Building, and The Lofts at 2020 Washington, all utilizing natural gas central heating systems. These developments provide growth through greater use of Laclede Gas' existing downtown distribution system.

Laclede Gas also continued its development and support of natural gas specialty markets. At Lambert-St. Louis International Airport, 16 new CNG vehicles were added to the fleet serving the "Super Park" facility. In addition, the Lambert Airport Ground Services Unit acquired six additional CNG pickup trucks. In all, CNG vehicles for Lambert operations utilize over 350,000 therms annually, efficiently displacing over 250,000 gallons of diesel fuel, thereby contributing to lower emissions and improved air quality in the region.

The desiccant dehumidification market continues to gain recognition in the marketplace. This year, Laclede Gas sponsored a five-day Desiccant Humidity Control exhibit at its Operations Center in Shrewsbury, Missouri. The mobile exhibit, developed by the U.S. Department of Energy, highlighted the importance of humidity control for various building designs. A tour of the exhibit was provided for area building owners, design architects and engineers, facility managers, contractors and end users. A new residential desiccant dehumidification unit was also on display to demonstrate the indoor air quality benefits of whole-house dehumidification utilizing natural gas. The technology is currently available and will work in conjunction with traditional air-conditioning systems.

NON-REGULATED GAS MARKETING

The Laclede Group's subsidiary Laclede Energy Resources, Inc. (LER) is a non-regulated marketer of natural gas. LER manages many of its customers' natural gas needs and markets natural gas to both large



DIVIDENDS AND EARNINGS PER SHARE
By Fiscal Year


$2.00
$1.75
$1.50
$1.25
$1.00
1.34
1.37
1.34
1.61
1.34
1.18
1.34
1.82
1.355
1.82
1.375
1.90
'00
'01
'02
'03
'04
'05
Dividends
Earnings

Natural gas continues to be the energy of choice for both the home cook and professional chef.

retail and wholesale customers in the Midwestern United States. The vast majority of LER's retail customers are large commercial and industrial customers located in the St. Louis Metropolitan area. In addition, LER serves a number of large retail customers elsewhere in Missouri, Iowa, Illinois, Arkansas and Louisiana. LER offers its customers a variety of flexible pricing alternatives.

Fiscal 2005 was another successful year for LER, as it increased its sales volume by 39% to 66 Bcf. This increase was largely driven by an increase in wholesale sales resulting from LER contracting for additional interstate pipeline capacity. As a result of the increased market







MN
WI
MI
IL
IN
KS
MO
OK



TX

volatility and favorable regional price differences, LER's unit sales margins increased by approximately 16% over fiscal 2004 levels, and its earnings increased 45% during this same period.

NON-REGULATED SERVICES

The Laclede Group's other primary non-regulated subsidiary, SM&P Utility Resources, Inc. (SM&P), is an Indiana-based firm that specializes in providing underground facilities locating and marking services. SM&P achieved significant growth in fiscal 2005 as revenue grew more than 35%. Growth in both revenue and earnings resulted from maintaining strong relationships with existing customers (SM&P retained 100% of its large customer accounts), growing the volume of work that it performed for some of its largest customers and acquiring new customers in existing and contiguous markets.



SM&P, one of the major locating and marking services in the nation, performs more than 10 million locates annually in a centrally located, multi-state service area.

SM&P's success in 2005 came mainly from execution of a solid business plan, which establishes breakthrough objectives with stretch targets for each function within the organization. In terms of performance, productivity is higher and quality of performance is improved. Implementation of automated time cards, an online audit and review system and other technology upgrades have enabled supervisors to eliminate paper and streamline their administrative responsibilities. On-time performance, a critical measure in the industry, also showed marked improvement. Managing down overhead costs is a continual focus, and in 2005, SM&P reduced the cost of locating equipment and communications expenses, while improving vehicle operations expense despite rising gasoline prices.

In a high growth environment, SM&P worked diligently to maintain its culture, which is centered on five values—respect, integrity, commitment, family and customer. In 2005, SM&P not only hired and trained over 600 new locating technicians, but it also held targeted development sessions for every supervisor and manager in areas such as goal setting, performance feedback, coaching and mentoring, time management and other techniques designed to support leaders so they can better manage the business.

SM&P's success in 2005 came mainly from execution of a solid business plan.

SM&P continued to leverage technology during 2005 to make a difference for both customers and employees. For customers, SM&P's Customer Portal℠ product differentiates the company by enabling customers to access real-time data on ticket status and work completed, see and analyze billing information and create customized reporting so that customers are more informed about infrastructure protection when working with SM&P than when performing the work themselves.

SM&P also implemented a customer relationship management system that provides enterprise intelligence so that employees can track and deliver on commitments made to customers. This system is integrated with SM&P's calendar management software, thereby making customer meetings and commitments scheduling convenient and reliable.

CAPITAL INVESTMENT AND FINANCING

Capital expenditures in fiscal 2005 were $60.2 million, compared with $51.3 million in fiscal 2004. Laclede Gas invested $42.9 million in the installation of mains and services, and $11.7 million in meters, trucks, construction equipment, and other general plant and property. SM&P invested $5.4 million in equipment, and The Laclede Group's other affiliates made capital expenditures amounting to $0.2 million.

On November 15, 2004, Laclede Gas' $25 million 8½% First Mortgage Bond issue matured. This maturity was pre-funded through proceeds from bonds issued during fiscal 2004.

Laclede Gas' short-term borrowing requirements typically peak during the colder months, principally because we must pay for natural gas in advance of the receipt of payment from our customers for the consumption of that gas. In fiscal 2005, these short-term borrowing requirements peaked at $186.6 million and were met by sales of commercial paper supported by lines of credit with banks totaling $300 million.

Short-term cash requirements outside of Laclede Gas have generally been met with internally-generated funds. However, in August 2005, The Laclede Group announced a new 3-year $40 million working capital line of credit obtained from U.S. Bank National Association, replacing an existing $20 million single-year agreement, to meet the short-term liquidity needs of its subsidiaries. The maximum balance outstanding during fiscal 2005 was $7.0 million, which was the balance outstanding on September 30, 2005.

BOARD OF DIRECTORS AND MANAGEMENT

At the Annual Meeting of Shareholders on January 27, 2005, Mr. Edward L. Glotzbach, Mr. W. Stephen Maritz, and Mr. John P. Stupp, Jr., were elected to three-year terms on the Board of Directors of The Laclede Group, Inc.

Also on January 27, 2005 the Board elected Mr. Scott E. Jaskowiak to the position of Vice President and General Manager of Laclede Energy Resources, Inc. Mr. Jaskowiak, 43, joined Laclede Gas in 1985 and had previously been Managing Director of Laclede Energy Resources.

OUR COMMITMENT

As The Laclede Group grows, we remain committed to an ethical business environment based on values rooted in compliance with the letter and the spirit of applicable law and the highest standards of honesty, integrity, transparency and fairness. Our focus on continually improving service helps ensure that we stay sensitive to the needs of today's customers as we grow.

CONSOLIDATED FINANCIAL DATA

(Thousands, Except Per Share Amounts)

Fiscal Years Ended September 30	2005	2004	2003
SUMMARY OF OPERATIONS			
Operating Revenues:			
Regulated			
Gas distribution	$ 978,195	$ 868,905	$ 774,772
Non-Regulated			
Services	141,478	104,239	100,168
Gas marketing	469,559	270,328	163,861
Other	7,800	6,848	11,529
Total operating revenues	1,597,032	1,250,320	1,050,330
Operating Expenses:			
Regulated			
Natural and propane gas	676,931	575,691	483,742
Other operation expenses	125,364	121,596	118,550
Maintenance	19,226	18,705	18,759
Depreciation and amortization	23,036	22,385	22,229
Taxes, other than income taxes	62,859	60,077	56,102
Total regulated operating expenses	907,416	798,454	699,382
Non-Regulated			
Services	129,636	99,511	102,093
Gas marketing	462,348	265,394	159,105
Other	7,803	6,400	10,615
Total operating expenses	1,507,203	1,169,759	971,195
Operating Income	89,829	80,561	79,135
Allowance for Funds Used During Construction	(100)	(123)	(107)
Other Income and (Income Deductions) – Net	1,706	3,758	1,242
Interest Charges:			
Interest on long-term debt	22,835	22,010	20,169
Interest on long-term debt to unconsolidated affiliate trust	3,573	3,573	2,828
Other interest charges	4,141	3,231	3,974
Total interest charges	30,549	28,814	26,971
Income Before Income Taxes	60,886	55,382	53,299
Income Tax Expense	20,761	19,264	18,652
Net Income	40,125	36,118	34,647
Dividends on Redeemable Preferred Stock – Laclede Gas	55	62	62
Net Income Applicable to Common Stock	$ 40,070	$ 36,056	$ 34,585
Basic Earnings Per Share of Common Stock	$1.90	$1.82	$1.82
Diluted Earnings Per Share of Common Stock	$1.90	$1.82	$1.82
Dividends Declared – Common Stock	$ 29,002	$ 27,183	$ 25,492
Dividends Declared Per Share of Common Stock	$1.375	$1.355	$1.34
UTILITY PLANT			
Gross Plant – End of Period	$ 1,105,733	$ 1,070,522	$ 1,030,665
Net Plant – End of Period	679,453	646,875	621,247
Capital Expenditures	54,621	49,130	49,926
Property Retirements	19,410	9,276	8,007
GOODWILL – End of Period	$ 28,124	$ 28,124	$ 28,124
NON-UTILITY PROPERTY – End of Period	$ 11,791	$ 10,038	$ 11,661
OTHER INVESTMENTS – End of Period	$ 37,825	$ 36,044	$ 34,337
TOTAL ASSETS – End of Period	$ 1,385,073	$ 1,265,295	$ 1,202,798
CAPITALIZATION – End of Period			
Common Stock and Paid-In Capital	$ 142,677	$ 137,039	$ 87,542
Retained Earnings	231,551	220,483	211,610
Accumulated Other Comprehensive Income (Loss)	(7,703)	(1,607)	(80)
Treasury Stock	–	–	–
Common stock equity	366,525	355,915	299,072
Redeemable Preferred Stock – Laclede Gas	948	1,108	1,258
Long-Term Debt to Unconsolidated Affiliate Trust	46,400	46,400	46,400
Long-Term Debt – Laclede Gas	294,033	333,936	259,625
Total capitalization	$ 707,906	$ 737,359	$ 606,355
Shares of Common Stock Outstanding – End of Period	21,172	20,981	19,082
Book Value Per Share – End of Period	$17.31	$16.96	$15.67

2002	2001	2000	1999	1998	1997	1996	1995
$ 592,097	$ 923,242	$ 529,250	$ 473,031	$ 547,229	$ 602,832	$ 556,456	$ 431,917
94,116	—	—	—	—	—	—	—
64,798	69,455	31,331	14,118	9,899	5,496	30,190	99
4,228	9,412	5,547	4,169	4,715	7,402	6,532	3,392
755,239	1,002,109	566,128	491,318	561,843	615,730	593,178	435,408
340,045	640,006	294,717	246,294	311,759	353,809	316,477	221,423
106,027	101,915	86,970	83,661	86,128	90,713	84,843	80,573
17,813	19,262	18,556	19,517	18,665	18,205	18,127	17,508
24,215	26,193	24,672	21,470	25,304	25,884	25,009	23,676
48,342	65,062	42,788	41,660	43,773	46,534	44,987	40,529
536,442	852,438	467,703	412,602	485,629	535,145	489,443	383,709
90,771	—	—	—	—	—	—	—
64,042	68,338	30,831	14,033	9,751	5,302	28,612	34
4,222	9,008	4,251	3,464	3,143	6,339	5,325	2,205
695,477	929,784	502,785	430,099	498,523	546,786	523,380	385,948
59,762	72,325	63,343	61,219	63,320	68,944	69,798	49,460
(149)	749	397	739	609	367	17	247
827	668	338	(942)	674	597	(647)	(150)
20,820	18,372	15,164	13,966	14,797	14,169	13,939	12,544
—	—	—	—	—	—	—	—
4,989	10,067	8,844	6,627	6,473	4,919	4,008	5,983
25,809	28,439	24,008	20,593	21,270	19,088	17,947	18,527
34,631	45,303	40,070	40,423	43,333	50,820	51,221	31,030
12,247	14,831	14,105	14,361	15,441	18,354	18,397	10,129
22,384	30,472	25,965	26,062	27,892	32,466	32,824	20,901
68	87	93	97	97	97	97	97
$ 22,316	$ 30,385	$ 25,872	$ 25,965	$ 27,795	$ 32,369	$ 32,727	$ 20,804
$1.18	$1.61	$1.37	$1.43	$1.58	$1.84	$1.87	$1.27
$1.18	$1.61	$1.37	$1.43	$1.58	$1.84	$1.87	$1.27
$ 25,311	$ 25,296	$ 25,297	$ 24,459	$ 23,229	$ 22,825	$ 22,079	$ 20,538
$1.34	$1.34	$1.34	$1.34	$1.32	$1.30	$1.26	$1.24
$ 988,747	$ 949,775	$ 915,998	$ 872,527	$ 833,685	$ 792,661	$ 780,001	$ 745,629
594,376	569,640	545,715	517,635	490,585	467,573	452,165	434,336
48,765	46,952	51,635	48,698	47,254	42,842	41,267	45,847
9,769	13,141	6,663	8,190	6,205	6,241	6,506	9,199
$ 27,455	—	—	—	—	—	—	—
$ 14,897	$ 4,133	$ 7,327	$ 5,894	$ 6,107	$ 5,380	$ 3,925	$ 5,069
$ 32,089	$ 28,760	$ 22,337	$ 21,972	$ 27,727	$ 24,344	$ 20,340	$ 17,675
$ 1,090,990	$ 975,910	$ 931,740	$ 837,664	$ 777,291	$ 726,568	$ 695,204	$ 642,534
$ 83,588	$ 106,590	$ 106,579	$ 106,570	$ 82,460	$ 80,628	$ 80,628	$ 77,686
202,517	205,512	200,423	199,848	198,342	193,776	184,232	173,584
(339)	—	—	(77)	—	—	—	—
—	(24,017)	(24,017)	(24,017)	(24,017)	(24,017)	(24,017)	(24,017)
285,766	288,085	282,985	282,324	256,785	250,387	240,843	227,253
1,266	1,588	1,763	1,923	1,960	1,960	1,960	1,960
—	—	—	—	—	—	—	—
259,545	284,459	234,408	204,323	179,238	154,413	179,346	154,279
$ 546,577	$ 574,132	$ 519,156	$ 488,570	$ 437,983	$ 406,760	$ 422,149	$ 383,492
18,921	18,878	18,878	18,878	17,628	17,558	17,558	17,420
$15.10	$15.26	$14.99	$14.96	$14.57	$14.26	$13.72	$13.05

UTILITY STATISTICS

Fiscal Years Ended September 30	2005	2004	2003
GAS DISTRIBUTION OPERATING REVENUES (Thousands of Dollars):			
Residential	$ 586,227	$ 543,996	$ 502,071
Commercial and Industrial	223,446	202,183	188,688
Interruptible	3,688	3,206	2,744
Transportation	14,726	14,523	15,503
Off-System and Other Incentive	144,195	99,152	60,609
Exploration and Development	–	–	–
Provisions for Refunds and Other	5,913	5,845	5,157
Total utility operating revenues	$ 978,195	$ 868,905	774,772
THERMS SOLD AND TRANSPORTED (Thousands):			
Residential	496,999	524,895	577,190
Commercial and Industrial	220,598	229,138	256,525
Interruptible	4,723	4,581	4,987
Transportation	191,900	192,113	195,884
System therms sold and transported	914,220	950,727	1,034,586
Off-System	204,357	173,260	91,752
Total therms sold and transported	1,118,577	1,123,987	1,126,338
CUSTOMERS – End of Period:			
Residential	589,082	591,547	590,785
Commercial and Industrial	40,474	40,417	40,166
Interruptible	16	16	16
Transportation	150	151	154
Total customers	629,722	632,131	631,121
AVERAGE USE AND REVENUE (Based on Average Monthly Use):			
Use Per Customer – Therms:			
Residential, without heat	296	308	327
Residential, with heat	832	879	970
Revenue Per Customer:			
Residential, without heat	$ 453.17	$ 421.89	$ 390.92
Residential, with heat	980.60	910.41	842.72
GAS STATISTICS (Millions of Therms):			
Produced	.2	9.5	10.3
Natural Gas Purchased and Received for Transportation	936.5	978.1	1,059.5
Withdrawn from Storage	235.0	236.5	234.6
Total system receipts	1,171.7	1,224.1	1,304.4
Less:			
Used by Company	.6	.8	.9
Delivered to Storage	237.7	245.6	242.7
Unaccounted For	19.2	27.0	26.2
System therms sold and transported	914.2	950.7	1,034.6
Peak Day System Sendout	9.0	10.0	10.3
Mean Temperature (F) on Peak Day	16°	6°	4°
Estimated System Sendout on Zero Day	11.0	11.0	10.9
Degree Days	4,105	4,102	4,803

2002	2001	2000	1999	1998	1997	1996	1995
$ 387,594	$ 619,090	$ 346,159	$ 324,115	$ 365,768	$ 395,250	$ 376,818	$ 302,770
142,259	250,741	123,578	112,890	132,504	152,222	145,466	109,270
1,769	3,063	1,922	1,808	2,254	2,098	2,035	1,655
12,867	14,350	13,722	14,132	12,734	13,042	15,375	13,211
43,443	30,218	40,163	16,216	29,852	34,288	11,640	—
—	—	—	—	—	1,273	856	1,447
4,165	5,780	3,706	3,870	4,117	4,659	4,266	3,564
$ 592,097	$ 923,242	$ 529,250	$ 473,031	$ 547,229	$ 602,832	$ 556,456	$ 431,917
502,160	607,835	495,494	530,919	560,732	606,327	642,367	541,781
240,532	280,435	228,311	245,138	259,205	296,222	309,477	256,905
4,103	3,895	4,428	5,643	5,838	5,718	5,766	5,692
174,354	181,454	187,866	188,580	190,811	176,622	186,400	173,735
921,149	1,073,619	916,099	970,280	1,016,586	1,084,889	1,144,010	978,113
139,305	45,041	119,053	55,655	104,763	126,149	33,101	—
1,060,454	1,118,660	1,035,152	1,025,935	1,121,349	1,211,038	1,177,111	978,113
588,630	584,269	586,783	582,719	577,224	572,794	569,818	566,421
39,842	39,264	39,419	39,041	38,519	37,985	37,735	37,409
14	15	14	13	15	16	16	16
152	152	154	155	149	142	130	129
628,638	623,700	626,370	621,928	615,907	610,937	607,699	603,975
307	348	316	329	332	356	372	323
849	1,028	843	910	969	1,055	1,124	957
$ 334.56	$ 455.16	$ 316.63	$ 294.35	$ 313.79	$ 328.10	$ 312.04	$ 271.46
654.68	1,044.98	587.51	554.53	630.64	685.82	657.59	533.45
.1	10.3	.2	2.6	.3	7.5	7.9	.3
949.5	1,116.0	939.1	1,003.0	1,048.6	1,098.2	1,184.8	1,012.9
233.0	237.8	231.7	240.1	221.2	272.8	284.5	250.8
1,182.6	1,364.1	1,171.0	1,245.7	1,270.1	1,378.5	1,477.2	1,264.0
.6	1.1	.7	.9	.9	1.2	1.3	1.0
238.3	253.6	234.0	250.0	234.3	267.6	300.9	258.1
22.6	35.8	20.2	24.5	18.3	24.8	31.0	26.8
921.1	1,073.6	916.1	970.3	1,016.6	1,084.9	1,144.0	978.1
8.6	9.8	8.4	10.5	8.8	10.8	11.7	9.4
18°	8°	21°	3°	14°	0°	-3°	12°
10.6	10.9	11.1	11.3	11.4	11.4	11.2	11.2
3,959	5,102	3,933	4,140	4,404	4,953	4,880	4,005

BOARD OF DIRECTORS

Arnold W. Donald
Former Chairman of the Board,
Merisant Company, Chicago, IL
Manufacturer of sweetener and consumer food products

Dr. Henry Givens, Jr.
President,
Harris-Stowe State University, St. Louis
Education

Edward L. Glotzbach
President and Managing Partner,
Technology Partners International, Inc., The Woodlands, TX
Information technology and business process sourcing advisory services

W. Stephen Maritz
Chairman of the Board and Chief Executive Officer,
Maritz, Inc., St. Louis
Performance improvement, marketing research and travel services

William E. Nasser
Retired, Chairman of the Board, President and Chief Executive Officer,
Petrolite Corporation, St. Louis
Manufacturer of specialty chemicals, primarily for the oil industry

John P. Stupp, Jr.
President,
Stupp Bros., Inc., St. Louis
Fabricators of iron and steel

Mary Ann Van Lokeren
Chairman of the Board and Chief Executive Officer,
Krey Distributing Co., St. Louis
Wholesaler of beverage products

Douglas H. Yaeger
Chairman of the Board, President and Chief Executive Officer,
The Laclede Group, Inc. and Laclede Gas Company

OFFICERS

THE LACLEDE GROUP

Douglas H. Yaeger
Chairman of the Board,
President and
Chief Executive Officer

Barry C. Cooper
Chief Financial Officer

Mark C. Darrell
General Counsel

Ronald L. Krutzman
Treasurer and
Assistant Secretary

Mary Caola Kullman
Chief Governance Officer
and Corporate Secretary

LACLEDE ENERGY RESOURCES

Douglas H. Yaeger
President

Kenneth J. Neises
Vice President

Barry C. Cooper
Vice President

Scott E. Jaskowiak
Vice President and
General Manager

Ronald L. Krutzman
Treasurer and
Assistant Secretary

Mary Caola Kullman
Secretary

LACLEDE GAS COMPANY

Douglas H. Yaeger
Chairman of the Board,
President and
Chief Executive Officer

Kenneth J. Neises
Executive Vice President,
Energy and Administrative Services

Robert E. Shively
Senior Vice President,
Business and Services Development

Barry C. Cooper
Chief Financial Officer

Mark C. Darrell
General Counsel

Mary Caola Kullman
Chief Governance Officer
and Corporate Secretary

David P. Abernathy
Vice President,
Associate General Counsel

Craig R. Hoeferlin
Vice President,
Operations

Steven F. Mathews
Vice President,
Gas Supply

Peter J. Palumbo, Jr.
Vice President,
Industrial Relations

Michael C. Pendergast
Vice President,
Associate General Counsel

Richard A. Skau
Vice President,
Human Resources

Michael R. Spotanski
Vice President,
Finance

Mark D. Waltermire
Vice President,
Operations and Marketing

James A. Fallert
Controller

Ronald L. Krutzman
Treasurer and
Assistant Secretary

Benjamin O. McReynolds, Jr.
Assistant Vice President,
Marketing and Customer Service

Edward Sutton, Jr.
Assistant Vice President,
Information Systems

Lynn D. Rawlings
Assistant Treasurer

SM&P UTILITY RESOURCES

Douglas H. Yaeger
Chief Executive Officer

Robert E. Shively
President

John Gilbert
Vice President,
Operations

Gwen Kibbe
Vice President,
Quality Management and Operations Compliance

Timothy M. Seelig
Vice President,
Sales and Marketing

Anthony Sincere
Vice President,
Business Development

Mary Caola Kullman
Secretary

James A. Muhl
Treasurer and Assistant Secretary

Ronald L. Krutzman
Assistant Treasurer

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C.

FORM 10-K

ANNUAL REPORT

For the Fiscal Year Ended September 30, 2005

THE LACLEDE GROUP, INC.

LACLEDE GAS COMPANY

720 Olive Street, St. Louis, MO 63101


SEC MAIL PROCESSING
RECEIVED
DEC 2 0 2005
WASH., D.C.
192
SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 10-K

(X) ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended September 30, 2005
OR
( ) TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Transition Period from ________ to ________

Commission File Number	Exact Name of Registrant as Specified in its Charter and Principal Office Address and Telephone Number	States of Incorporation	I.R.S. Employer ID Number
1-16681	The Laclede Group, Inc. 720 Olive Street St. Louis, MO 63101 314-342-0500	Missouri	74-2976504
1-1822	Laclede Gas Company 720 Olive Street St. Louis, MO 63101 314-342-0500	Missouri	43-0368139

Securities registered pursuant to Section 12(b) of the Act (as of the date of this report)

Name of Registrant	Title of Each Class	Name of Each Exchange On Which Registered
The Laclede Group, Inc.	Common Stock $1.00 par value	New York Stock Exchange
The Laclede Group, Inc.	Preferred Share Purchase Rights	New York Stock Exchange
Laclede Gas Company	None	

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark whether the registrant:

(1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such report),

The Laclede Group, Inc.: Yes X No ___

Laclede Gas Company: Yes X No ___

(2) has been subject to such filing requirements for the past 90 days,

The Laclede Group, Inc.: Yes X No ___

Laclede Gas Company: Yes X No ___

(3) is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act):

The Laclede Group, Inc.:	Yes X	No ___
Laclede Gas Company:	Yes ___	No X

and (4) is a shell company (as defined in Rule 12b-2 of the Exchange Act):

The Laclede Group, Inc.:	Yes ___	No X
Laclede Gas Company:	Yes ___	No X

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. (X)

The aggregate market value of the voting stock held by non-affiliates of The Laclede Group, Inc. amounted to $580,608,624 as of March 31, 2005.

Indicate the number of shares outstanding of each of the issuer's classes of common stock as of the latest practicable date:

Registrant	Description of Common Stock	Shares Outstanding At October 31, 2005
The Laclede Group, Inc.	Common Stock ($1.00 Par Value)	21,198,995
Laclede Gas Company	Common Stock ($1.00 Par Value)	10,089 *

* 100% owned by The Laclede Group, Inc.

Incorporated by Reference: Form 10-K Part III
Proxy Statement dated December 21, 2005**
Index to Exhibits is found on page 69.

**The information under the captions "Compensation Committee Report Regarding Executive Compensation," "Performance Graph" and "Audit Committee Report" of the Proxy Statement are NOT incorporated by reference.

TABLE OF CONTENTS

Note: Laclede Gas Company Selected Financial Data, Management's Discussion and Analysis of Financial Condition and Results of Operations, Notes to Financial Statements, Management Report on Internal Control over Financial Reporting, and Reports of Independent Registered Public Accounting Firm are included as Exhibit 99.1.

Item 1. Business

The Laclede Group, Inc. (Laclede Group or the Company) is an exempt public utility holding company formed through a corporate restructuring that became effective October 1, 2001. Laclede Group is committed to providing reliable natural gas service through its regulated core utility operations while developing a presence in non-regulated activities that provide opportunities for sustainable growth. Its primary subsidiary, Laclede Gas Company (Laclede Gas or the Utility), is the largest natural gas distribution utility in Missouri, serving approximately 630,000 residential, commercial, and industrial customers in St. Louis and surrounding counties of eastern Missouri. SM&P Utility Resources, Inc. (SM&P), one of the nation's major underground locating and marking service businesses, is headquartered in Carmel, Indiana and is a wholly owned subsidiary of Laclede Group. Laclede Energy Resources, Inc. (LER), a wholly owned subsidiary, is engaged in non-regulated efforts to market natural gas and related activities. Other non-regulated subsidiaries provide less than 10% of revenues.

Operating revenues contributed by each segment for the last three fiscal years are as follows:

	2005	2004	2003
Regulated Gas Distribution	$ 978,195	$ 868,905	$ 774,772
Non-Regulated Services	141,478	104,239	100,168
Non-Regulated Gas Marketing	469,559	270,328	163,861
Non-Regulated Other	7,800	6,848	11,529
Total Operating Revenues	$1,597,032	$1,250,320	$1,050,330

The Consolidated Financial Statements included in this report present the consolidated financial position, results of operations and cash flows of Laclede Group. The financial statements, notes to financial statements, and management's discussion and analysis for Laclede Gas are included in this report as Exhibit 99.1.

The following chart illustrates the organization structure of The Laclede Group, Inc. at September 30, 2005:

Organization Structure


The Laclede Group, Inc.
Laclede Gas Company
SM&P Utility Resources, Inc.
Laclede Investment LLC
Laclede Development Company
Laclede Pipeline Company
Laclede Energy Resources, Inc.
Laclede Venture Corp.
Laclede Gas Family Services, Inc.

Laclede Group common stock is listed on The New York Stock Exchange and trades under the ticker symbol "LG". Laclede Gas continues to pay dividends on all serial preferred stock issued.

The information we file or furnish to the Securities and Exchange Commission (SEC), including annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K and their amendments, are available on our website, www.thelacledegroup.com, in the Investor Services section under SEC Filings as soon as reasonably practical after the information is filed or furnished to the SEC.

NATURAL GAS SUPPLY

During the past year, Laclede Gas structured its gas supply portfolio around a number of large natural gas suppliers with equity ownership or control of assets strategically situated to complement the Utility's regionally diverse firm transportation arrangements.

Laclede Gas' fundamental gas supply strategy remains unchanged: to meet the two-fold objective of 1) ensuring that the gas supplies we acquire are dependable and will be delivered when needed and, 2) insofar as is compatible with that dependability, purchasing gas that is economically priced. In structuring our natural gas supply portfolio, we continue to focus on natural gas assets that are strategically positioned to meet the gas company's primary objectives. We typically utilize both Mid-Continent and Gulf Coast gas sources to provide a level of supply diversity that facilitates the optimization of pricing differentials, as well as protects against the potential of regional supply disruptions. During fiscal 2005, in order to take advantage of the favorable Mid-Continent price differential, the Utility shifted all its supply commitments under Gulf Coast supply arrangements to the Mid-Continent region for the summer period. In addition to lowering gas cost for its customers, this effort avoided delivery interruptions related to Hurricanes Katrina and Rita.

In fiscal 2005, Laclede Gas purchased natural gas from 16 different suppliers to meet current gas sales and storage injection requirements. Natural gas purchased by Laclede Gas for delivery to our utility service area through the Mississippi River Transmission Corporation (MRT) system totaled 56.6 billion cubic feet (Bcf). Our Utility also holds firm transportation on several interstate pipeline systems that access our gas supplies upstream of MRT. An additional 10.8 Bcf of gas was purchased on the Southern Star Central Pipeline system, and 8.2 Bcf on the Panhandle Eastern Pipe Line Company system. Some of our commercial and industrial customers continue to purchase their own gas and delivered to us approximately 19.2 Bcf of gas for transportation to them through our distribution system.

The fiscal 2005 peak day sendout of natural gas to our utility customers occurred on December 22, 2004, when the average temperature was 16 degrees Fahrenheit. On that day, our customers consumed .893 Bcf of natural gas. Approximately eighty-five percent of this peak day demand was met with natural gas transported to St. Louis through the MRT, Panhandle, and Southern Star Central Pipeline systems, and the other fifteen percent was met from the Utility's on-system storage and peak shaving resources.

UNDERGROUND NATURAL GAS STORAGE

Laclede Gas has a contractual right to store approximately 23.1 Bcf of gas in MRT's storage facility located in Unionville, Louisiana. MRT's tariffs allow injections into storage from May 16 through November 15 and require the withdrawal from storage of all but 2.2 Bcf from November 16 through May 15.

In addition, Laclede Gas supplements flowing pipeline gas with natural gas withdrawn from its own underground storage field located in St. Louis and St. Charles Counties in Missouri. The field is designed to provide .357 Bcf of natural gas withdrawals on a peak day and annual withdrawals of approximately 5.5 Bcf of gas based on the inventory level that Laclede plans to maintain.

PROPANE SUPPLY

Laclede Pipeline Company, a wholly owned subsidiary, operates a propane pipeline that connects the propane storage and vaporization facilities of Laclede Gas to third-party propane supply terminal facilities located in Illinois. Laclede Gas vaporizes the propane to supplement its natural gas supply and meet peak demands on its distribution system.

REGULATORY MATTERS

On October 28, 2004, Laclede Gas made its second Infrastructure System Replacement Surcharge (ISRS) filing pursuant to legislation actively promoted by the Utility and enacted in 2003 that, among other things, allows Missouri gas utilities to adjust their rates up to twice per year to recover the depreciation, property taxes, and rate of return on facility-related expenditures that are made to comply with state and federal safety requirements or to relocate facilities in connection with public improvement projects. On January 4, 2005, the Missouri Public Service Commission (MoPSC or Commission) approved a Stipulation and Agreement (S&A) between Laclede Gas and the Staff of the MoPSC that provided for a $1.4 million annual increase in ISRS revenues effective January 20, 2005. On April 4, 2005 Laclede Gas made its third ISRS filing, and on June 16, 2005, the MoPSC approved an S&A between Laclede Gas and the MoPSC Staff that provided for a $1.1 million annual increase in ISRS revenues effective July 1, 2005. As of July 1, 2005, Laclede Gas' ISRS totaled $6.1 million annually.

On January 11, 2005, the MoPSC issued an Order ruling in favor of Laclede Gas following the Utility's successful appeal of the MoPSC's decision in its 1999 rate case relative to the method for calculating Laclede Gas' depreciation rates. As a direct result of the MoPSC 's Order, Laclede Gas increased certain of its depreciation rates effective February 1, 2005, resulting in higher annual depreciation expense totaling $2.3 million, as it had originally requested in that proceeding. At Laclede Gas' request, the MoPSC's Order also required an offsetting adjustment reducing the Utility's operating expenses related to actual removal costs. As a result, the Commission's Order had no effect on Laclede Gas' net income during fiscal 2005. However, as discussed below, the Commission's decision on depreciation was fully implemented in the Utility's 2005 general rate case, resulting in increased cash flow.

On February 18, 2005, Laclede Gas filed tariff sheets with the MoPSC requesting a general rate increase of approximately $34 million. Although the filing requested an annual increase of $39.0 million, as of the date of filing $5.0 million of that amount was already being billed to customers through the current ISRS, which would cease upon the effective date of new rate schedules approved by the MoPSC. On August 31, 2005, Laclede and several parties to the rate proceeding filed an S&A that resolved all issues in the rate case. The MoPSC approved the S&A on September 30, 2005, to be effective October 1, 2005.

The approved S&A provided for an increase in base rates for the Utility of $10.5 million, $6.1 million of which was already being billed to customers under the ISRS, resulting in a $4.4 million net increase compared to the Utility's previous rates. In addition, the approved S&A provided that Laclede's Purchased Gas Adjustment (PGA) rates would be increased by $4.1 million to recover the costs Laclede incurs to finance its investment in gas supplies that it injects underground in the summer for sale during the winter. Together, the base and PGA rate increases raised the Utility's rates by $8.5 million annually, net of the ISRS (which by law was to be reset to zero effective upon implementation of the new rates).

Under the approved settlement, Laclede will contribute approximately $1 million annually to fund a new low-income energy assistance program to help the Utility's most vulnerable customers with their utility bills in exchange for their commitment to conserve energy and improve their payment performance, and will increase the funding for the Utility's existing low-income weatherization program from $0.3 million to $0.5 million annually. Laclede will also contribute $0.3 million annually to fund an expansion of the number and size of various energy efficiency programs that customers can use to reduce consumption of natural gas and save on their utility bills. The settlement approved by the Commission also allows Laclede Gas to retain certain revenues it realizes from the release of pipeline capacity and the sale of gas to off-system customers; provides the Utility an opportunity to retain a portion of any savings it is able to achieve in connection with the procurement of gas supplies and related financial hedging instruments; continues its present weather mitigation rate design; and fully implements Laclede Gas' depreciation method, which was affirmed by the Commission in January 2005.

On March 1, 2005, the Missouri Court of Appeals for the Western District affirmed the decision of the Cole County Circuit Court that had vacated the MoPSC's April 2003 decision to disallow approximately $4.9 million in pre-tax gains achieved by Laclede Gas in its former incentive-based Price Stabilization Program. The Court of Appeals remanded the case to the Cole County Circuit Court, with instructions to remand the case to the MoPSC for further proceedings consistent with the Court of Appeals' opinion. On April 7, 2005, the MoPSC issued its Order on Remand reversing its April 29, 2003 decision and directing that the Utility be permitted to retain the $4.9 million consistent with the Court of Appeals opinion.

On July 14, 2005, Missouri Governor Matt Blunt signed a bill into law that allows Missouri gas utilities to adjust their rates periodically outside of general rate proceedings to recover costs incurred to comply with environmental laws, regulations and rules and to reflect the non-gas revenue effects of increases or decreases in residential and commercial customer usage due to weather and conservation. Laclede Gas played an active role in the passage of this legislation. The MoPSC rules to implement such legislation are not yet in place, but this legislation is important because, prior to its enactment, there was no opportunity to adjust rates to account for the effects of such items. Upon implementation, the timing of these rate adjustments will be more closely linked to these underlying cost or usage changes.

On October 21, 2005, Laclede Gas filed an application requesting authority for the purchase of certain assets of Fidelity Natural Gas, Inc., located in Sullivan, Missouri. The purchase, contingent on the approval of the MoPSC as well as other conditions, will add approximately 1,300 natural gas customers to Laclede Gas' service area. The Utility expects to complete the purchase in early 2006.

OTHER PERTINENT MATTERS

During fiscal year 2005, Laclede Group issued 131,144 shares of common stock under its Dividend Reinvestment and Stock Purchase Plan and 59,700 shares of common stock under its Equity Incentive Plan. In May 2004, Laclede Group issued 1.725 million shares of common stock through a public offering. The net proceeds of the offering were approximately $44.7 million. Also during fiscal year 2004, Laclede Group issued 138,213 shares of common stock under its Dividend Reinvestment and Stock Purchase Plan and 35,550 shares of common stock under its Equity Incentive Plan.

*****

The business of Laclede Gas is subject to seasonal fluctuations with the peak period occurring in the winter season. The operations of SM&P tend to be counter-seasonal to those of Laclede Gas and are impacted by construction trends. SM&P's revenues are dependent on a limited number of customers, primarily in the utility and telecommunications sector, with contracts that may be terminated on as short as 30 days notice.

*****

As of September 30, 2005, Laclede Gas had 1,933 employees, including 13 part-time employees. SM&P had 1,881 employees, including 11 part-time employees.

*****   *****   *****

Regulated Operations:

Laclede Gas had a labor agreement that expired July 31, 2004 with Locals 5-6 and 5-194 of the Paper, Allied Industrial, Chemical & Energy Workers International Union, two locals that represent approximately 74% of Laclede Gas' employees. On August 16, 2004, Laclede Gas and Union representatives reached a new four-year labor agreement replacing the prior agreement. The new contract applies through July 31, 2008.

Missouri Natural Gas Division of Laclede Gas had a labor agreement that expired April 15, 2005 with Local 5-884 of the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union, that represents approximately 5% of Laclede Gas' employees. On April 18, 2005, Missouri Natural Gas and Union representatives reached a new four-year agreement replacing the prior agreement. The new contract applies through April 15, 2009.

*****

The business of Laclede Gas has monopoly characteristics in that it is the only distributor of natural gas within its franchised service area. The principal competition is the local electric company. Other competitors in Laclede Gas' service area include suppliers of fuel oil, coal, propane in outlying areas, natural gas pipelines which can directly connect to large volume customers, and in a portion of downtown St. Louis, a district steam system. Laclede Gas has historically sold gas for househeating, certain other household uses, and commercial and industrial space heating at prices generally equal to or lower than prices charged for other sources of energy.

Laclede Gas' residential, commercial, and small industrial markets represent more than 80% of the Utility's revenue. Given the current adequate level of supply, Laclede Gas believes that the relationship between competitive equipment and operating costs will not change significantly in the foreseeable future, and that these markets will continue to be supplied by natural gas.

In the new multi-family and commercial rental markets, Laclede Gas' competitive exposure is presently limited to space and water heating applications. Certain alternative heating systems can be cost competitive in traditional markets, but the performance and reliability of natural gas systems has contained the growth of these alternatives. Coal is price competitive as a fuel source for very large boiler plant loads, but environmental requirements have forestalled any significant market inroads. Oil and propane can be used to fuel boiler loads and certain direct-fired process applications, but these fuels require on-site storage, thus limiting their competitiveness. In certain cases, district steam has been competitive with gas for downtown St. Louis area heating users. Laclede Gas offers gas transportation service to its large user industrial and commercial customers. The tariff approved for that type of service produces a margin similar to that which Laclede Gas would have received under its regular sales rates. The availability of gas transportation service and historically favorable spot market prices for natural gas may even encourage these types of customers to maintain or expand operations in Laclede Gas' service area.

*****

Laclede Gas is subject to various environmental laws and regulations that, to date, have not materially affected the Company's financial position and results of operations. For a detailed discussion of environmental matters, see Note 15 in the Notes to the Consolidated Financial Statements on page 58.

*****

Customers and revenues contributed by each class of customers of Laclede Gas for the last three fiscal years are as follows:

Regulated Gas Distribution Operating Revenues $(000)

	2005	2004	2003
Residential	$586,227	$543,996	$502,071
Commercial & Industrial	223,446	202,183	188,688
Interruptible	3,688	3,206	2,744
Transportation	14,726	14,523	15,503
Off-System and Other Incentive	144,195	99,152	60,609
Provision for Refunds and Other	5,913	5,845	5,157
Total	$978,195	$868,905	$774,772

Customers (End of Period)

	2005	2004	2003
Residential	589,082	591,547	590,785
Commercial & Industrial	40,474	40,417	40,166
Interruptible	16	16	16
Transportation	150	151	154
Total Customers	629,722	632,131	631,121

Laclede Gas has franchises having initial terms varying from five years to an indefinite duration. Generally, a franchise allows Laclede Gas, among other things, to install pipes and construct other facilities in the community. The franchise in Florissant, Missouri expired in 1992 and since that time Laclede Gas has continued to provide service in that community without a formal franchise. The franchise in University City, Missouri expired in October 2005, and is in the process of renewal. All of the franchises are free from unduly burdensome restrictions and are adequate for the conduct of Laclede Gas' current public utility business in the State of Missouri.

***** ***** *****

Non-Regulated Services:

SM&P, a wholly owned subsidiary of Laclede Group, is one of the nation's major underground locating and marking service businesses. SM&P, a Carmel, Indiana-based company, operates across the nine-state footprint from Michigan to Texas. Locating technicians mark the placement of underground facilities for providers of telephone, natural gas, electric, water, cable TV and fiber optic services so that construction work can be performed without damaging buried facilities. SM&P's earnings not only diversify Laclede Group's earnings but also are counter-seasonal to those of Laclede Gas.

***** ***** *****

Non-Regulated Gas Marketing:

Laclede Energy Resources, Inc., a wholly owned subsidiary of Laclede Investment LLC, is engaged in non-regulated efforts to market natural gas to both on-system Utility transportation customers and customers outside of Laclede Gas' traditional service area, and related activities.

***** ***** *****

Non-Regulated Other Subsidiaries include:

Laclede Pipeline Company, a wholly owned subsidiary of Laclede Group, operates a propane pipeline that connects the propane storage and vaporization facilities of Laclede Gas to third-party propane supply terminal facilities located in Illinois.

Laclede Investment LLC, a wholly owned subsidiary of Laclede Group, invests in other enterprises and has made loans to several joint ventures engaged in real estate development.

Laclede Gas Family Services, Inc., a wholly owned subsidiary of Laclede Energy Resources, Inc., is a registered insurance agency in the State of Missouri.

Laclede Development Company, a wholly owned subsidiary of Laclede Group, participates in real estate development, primarily through joint ventures.

Laclede Venture Corp., a wholly owned subsidiary of Laclede Development Company, offers services for the compression of natural gas to third parties who desire to use or to sell compressed natural gas for use in vehicles.

The lines of business that constitute the Non-Regulated Other activities of the corporate family are not considered separately reportable operating segments as defined by current accounting standards.

Item 2. Properties

The principal utility properties of Laclede Gas consist of more than 16,000 miles of gas main and related service pipes, meters and regulators. Other physical properties include regional office buildings and holder stations. Extensive underground gas storage facilities and equipment are located in an area in North St. Louis County extending under the Missouri River into St. Charles County. Substantially all of Laclede Gas' utility plant is subject to the liens of its mortgage.

All of the utility properties of Laclede Gas are held in fee or by easement or under lease agreements. The principal lease agreements include underground storage rights that are of indefinite duration and the general office building. The current lease on the general office building extends through February 2010 with options to renew for up to 10 additional years.

For further information on Laclede Gas' leases and for information on SM&P's lease obligations, see Note 15 to the Consolidated Financial Statements on page 58.

Other non-regulated properties of Laclede Group do not constitute a significant portion of its properties.

Item 3. Legal Proceedings

For a description of environmental matters, see Note 15 to the Consolidated Financial Statements on page 58. For a description of pending regulatory matters of Laclede Gas, see Part I, Item 1, Business, Regulatory Matters on page 6. For a description of SM&P's employment-related litigation, see Note 15 to the Consolidated Financial Statements on page 59.

Laclede Group and its subsidiaries are involved in litigation, claims, and investigations arising in the normal course of business. While the results of such litigation cannot be predicted with certainty, management, after discussion with counsel, believes the final outcome will not have a material adverse effect on the consolidated financial position or results of operations reflected in the consolidated financial statements presented herein.

Item 4. Submission of Matters to a Vote of Security Holders

There were no matters submitted to a vote of security holders during the fourth quarter of fiscal year 2005.

EXECUTIVE OFFICERS OF REGISTRANTS – Listed below are executive officers of Laclede Group and Laclede Gas as defined by the Securities and Exchange Commission. Their ages, at September 30, 2005, and positions are listed below along with their business experience during the past five years.

Name, Age, and Position with Company *	Appointed (1)
D. H. Yaeger, Age 56	
Laclede Group	
Chairman, President and Chief Executive Officer	October 2000
Laclede Gas	
Chairman, President and Chief Executive Officer	January 1999
President and Chief Executive Officer	January 1999
SM&P	
Chief Executive Officer	January 2002
LER	
President	January 1999
K. J. Neises, Age 64	
Laclede Gas	
Executive Vice President - Energy and Administrative Services	January 2002
Senior Vice President - Energy and Administrative Services	March 1998
LER	
Vice President	February 2002
R. E. Shively, Age 43	
Laclede Gas	
Senior Vice President - Business and Services Development (2)	January 2001
SM&P	
President	March 2002
B. C. Cooper, Age 46	
Laclede Group	
Chief Financial Officer (3)	September 2002
Laclede Gas	
Chief Financial Officer	September 2002
LER	
Vice President	October 2002

M. C. Darrell, Age 47	
Laclede Group	

General Counsel (4)	May 2004
Laclede Gas	

General Counsel	May 2004
M. C. Pendergast, Age 49	
Laclede Gas	

Vice President - Associate General Counsel	January 2002
Assistant Vice President - Associate General Counsel	January 2000
M. R. Spotanski, Age 45	
Laclede Gas	

Vice President - Finance	January 2001
Assistant Vice President - Finance	January 2000
M. D. Waltermire, Age 47	
Laclede Gas	

Vice President – Operations & Marketing	April 2003
Vice President – Operations & Marketing Planning	February 2003
Assistant Vice President – Planning	May 2001
(Director – Internal Audit)	January 1996
J. A. Fallert, Age 50	
Laclede Gas	

Controller	February 1998
M. C. Kullman, Age 45	
Laclede Group	

Chief Governance Officer and Corporate Secretary	February 2004
Corporate Secretary	October 2000
Laclede Gas	

Secretary and Associate General Counsel	February 2001
Secretary and Associate Counsel	February 1998
SM&P	

Secretary	January 2002
LER	

Secretary	February 1998
R. A. Skau, Age 48	
Laclede Gas	

Vice President – Human Resources	February 2004
Assistant Vice President - Human Resources	September 2001
(Director, Labor Relations)	February 1999

*The information provided relates to the Company and its principal subsidiaries. Many of the executive officers have served or currently serve as officers or directors for other subsidiaries of the Company.

( ) Indicates a non-officer position.

(1) (1) Officers of Laclede are normally reappointed at the Annual Meeting of the board of directors in January of each year to serve at the pleasure of the board of directors for the ensuing year and until their successors are elected and qualify.

(2) Mr. Shively was a principal in the Atlanta office of Scott Madden & Associates since December 1994.

(3) Mr. Cooper served as Vice President of Finance at GenAmerica Corporation since 2000, and prior to that he was Vice President/Controller from 1999 through 2000 and Second Vice President/Associate Controller from 1995 through 1999. Before joining GenAmerica Corporation, he was with KPMG Peat Marwick LLP.

(4) Mr. Darrell served as Assistant General Counsel for NiSource, Inc. since 2002. Prior to that he was Executive Vice President and Chief Executive Officer in 2001 and General Counsel from 1997 through 2000 at Columbia Gas of Virginia.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Laclede Group's common stock trades on The New York Stock Exchange (NYSE) under the symbol "LG". The high and the low sales price for the common stock for each quarter in the two most recent fiscal years are:

	Fiscal 2005		Fiscal 2004	
	High	Low	High	Low
1st Quarter	32.50	29.00	30.00	27.20
2nd Quarter	32.80	28.58	31.87	28.26
3rd Quarter	32.00	26.90	31.35	26.05
4th Quarter	34.31	30.40	29.35	26.31

The number of holders of record as of September 30, 2005 was 6,268.

Dividends declared on the common stock for the two most recent fiscal years were:

	Fiscal 2005	Fiscal 2004
1st Quarter	$.340	$.335
2nd Quarter	$.345	$.340
3rd Quarter	$.345	$.340
4th Quarter	$.345	$.340

For disclosures relating to securities authorized for issuance under equity compensation plans, please see Item 12, page 62.

In January 2005, the board of directors of Laclede Gas desired to sell shares to its sole shareholder, Laclede Group, at a price per share equal to book value. However, Laclede Gas is prohibited from issuing fractional shares, so the board first authorized a stock dividend of ninety-nine shares of its common stock, par value $1.00 per share, on each outstanding share of its common stock to be paid on January 21, 2005, to increase its outstanding shares from 100 to 10,000. The retroactive effect of this stock dividend has been presented in the Balance Sheets. As such, $9,900 was transferred to common stock and paid-in capital from retained earnings, representing the aggregate par value of the shares issued under the stock dividend. All references to the number of shares have been restated from 100 shares to 10,000 shares to give retroactive effect to the stock dividend for all periods presented.

The board also approved, subsequent to the stock dividend, the sale of 31 shares of Laclede Gas common stock to Laclede Group at a price per share equal to the book value at December 31, 2004, as adjusted for the effect of the stock dividend described above. The proceeds from the sale, totaling approximately $1.1 million, were used to reduce short-term borrowings. On May 10, 2005, Laclede Gas sold 29 shares of Laclede Gas common stock to Laclede Group at a price per share equal to the book value at March 31, 2005. The proceeds from the sale, totaling $1.0 million, were used to reduce short-term borrowings. On August 15, 2005, Laclede Gas sold 29 shares of Laclede Gas common stock to Laclede Group at a price per share equal to the book value at June 30, 2005. The proceeds from the sale, totaling $1.0 million, were used to reduce short-term borrowings. Exemption from registration was claimed under Section 4(2) of the Securities Act of 1933.

Item 6. Selected Financial Data

The Laclede Group, Inc.

(Thousands, Except Per Share Amounts)	Fiscal Years Ended September 30				
	2005	2004	2003	2002 (a)	2001
Summary of Operations					
Operating Revenues:					
Regulated					
Gas distribution	$ 978,195	$ 868,905	$ 774,772	$ 592,097	$ 923,242
Non-Regulated					
Services	141,478	104,239	100,168	94,116	-
Gas marketing	469,559	270,328	163,861	64,798	69,455
Other	7,800	6,848	11,529	4,228	9,412
Total Operating Revenues	1,597,032	1,250,320	1,050,330	755,239	1,002,109
Operating Expenses:					
Regulated					
Natural and propane gas	676,931	575,691	483,742	340,045	640,006
Other operation expenses	125,364	121,596	118,550	106,027	101,915
Maintenance	19,226	18,705	18,759	17,813	19,262
Depreciation and amortization	23,036	22,385	22,229	24,215	26,193
Taxes, other than income taxes	62,859	60,077	56,102	48,342	65,062
Total regulated operating expenses	907,416	798,454	699,382	536,442	852,438
Non-Regulated					
Services	129,636	99,511	102,093	90,771	-
Gas marketing	462,348	265,394	159,105	64,042	68,338
Other	7,803	6,400	10,615	4,222	9,008
Total Operating Expenses	1,507,203	1,169,759	971,195	695,477	929,784
Operating Income	89,829	80,561	79,135	59,762	72,325
Allowance for Funds Used During Construction	(100)	(123)	(107)	(149)	749
Other Income and (Income Deductions) - Net	1,706	3,758	1,242	827	668
Interest Charges:					
Interest on long-term debt	22,835	22,010	20,169	20,820	18,372
Interest on long-term debt to unconsolidated affiliate trust	3,573	3,573	2,828	-	-
Other interest charges	4,141	3,231	3,974	4,989	10,067
Total Interest Charges	30,549	28,814	26,971	25,809	28,439
Income Before Income Taxes	60,886	55,382	53,299	34,631	45,303
Income Tax Expense	20,761	19,264	18,652	12,247	14,831
Net Income	40,125	36,118	34,647	22,384	30,472
Dividends on Redeemable Preferred Stock – Laclede Gas	55	62	62	68	87
Net Income Applicable to Common Stock	$ 40,070	$ 36,056	$ 34,585	$ 22,316	$ 30,385
Basic Earnings Per Share of Common Stock	$1.90	$1.82	$1.82	$1.18	$1.61
Diluted Earnings Per Share of Common Stock	$1.90	$1.82	$1.82	$1.18	$1.61

The Laclede Group, Inc.

(Thousands, Except Per Share Amounts)	Fiscal Years Ended September 30				
	2005	2004	2003	2002 (a)	2001
Dividends Declared –					
Common Stock	$ 29,002	$ 27,183	$ 25,492	$ 25,311	$ 25,296
Dividends Declared Per					
Share of Common Stock	$1.375	$1.355	$1.34	$1.34	$1.34
Utility Plant					
Gross Plant – End of Period	$1,105,733	$1,070,522	$1,030,665	$ 988,747	$ 949,775
Net Plant – End of Period	679,453	646,875	621,247	594,376	569,640
Capital Expenditures	54,621	49,130	49,926	48,765	46,952
Property Retirements	19,410	9,276	8,007	9,769	13,141
Goodwill – End of Period	28,124	28,124	28,124	27,455	-
Non-Utility Property	11,791	10,038	11,661	14,897	4,133
Other Investments	37,825	36,044	34,337	32,089	28,760
Total Assets – End of Period	$1,385,073	$1,265,295	$1,202,798	$1,090,990	$ 975,910
Capitalization – End of Period					
Common Stock and Paid-In Capital	$ 142,677	$ 137,039	$ 87,542	$ 83,588	$ 106,590
Retained Earnings	231,551	220,483	211,610	202,517	205,512
Accumulated Other Comprehensive					
Loss	(7,703)	(1,607)	(80)	(339)	-
Treasury Stock	-	-	-	-	(24,017)
Common Stock Equity	366,525	355,915	299,072	285,766	288,085
Redeemable Preferred Stock – Laclede Gas	948	1,108	1,258	1,266	1,588
Long-Term Debt to Unconsolidated Affiliate Trust	46,400	46,400	46,400	-	-
Long-Term Debt – Laclede Gas	294,033	333,936	259,625	259,545	284,459
Total Capitalization	$ 707,906	$ 737,359	$ 606,355	$ 546,577	$ 574,132
Shares of Common Stock					
Outstanding – End of Period	21,172	20,981	19,082	18,921	18,878
Book Value Per Share – End of Period	$17.31	$16.96	$15.67	$15.10	$15.26

(a) Includes SM&P subsequent to its acquisition on January 28, 2002.

Laclede Gas Company's Selected Financial Data is included in Exhibit 99.1.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THE LACLEDE GROUP, INC.

INTRODUCTION

This management's discussion analyzes the financial condition and results of operations of The Laclede Group, Inc. (Laclede Group or the Company) and its subsidiaries. It includes management's view of factors that affect its business, explanations of past financial results including changes in earnings and costs from the prior year periods, and their effects on overall financial condition and liquidity.

Certain matters discussed in this report, excluding historical information, include forward-looking statements. Certain words, such as "anticipate," "believe," "estimate," "expect," "intend," "plan," "seek," and similar words and expressions identify forward-looking statements that involve uncertainties and risks. Future developments may not be in accordance with our expectations or beliefs and the effect of future developments may not be those anticipated. Among the factors that may cause results to differ materially from those contemplated in any forward-looking statement are:

- weather conditions and catastrophic events;
- economic, competitive, political and regulatory conditions;
- legislative, regulatory and judicial mandates and decisions, some of which may be retroactive, including those affecting
    - allowed rates of return
    - incentive regulation
    - industry structure
    - purchased gas adjustment provisions
    - rate design structure and implementation
    - franchise renewals
    - environmental or safety matters
    - taxes
    - accounting standards;
- the results of litigation;
- retention, ability to attract, ability to collect from and conservation efforts of customers;
- capital and energy commodity market conditions including the ability to obtain funds for necessary capital expenditures and the terms and conditions imposed for obtaining sufficient gas supply;
- discovery of material weakness in internal controls; and
- employee workforce issues.

Readers are urged to consider the risks, uncertainties and other factors that could affect our business as described in this report. All forward-looking statements made in this report rely upon the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995. We do not, by including this statement, assume any obligation to review or revise any particular forward-looking statement in light of future events.

The Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Company's Consolidated Financial Statements and the notes thereto.

RESULTS OF OPERATIONS

Laclede Group's earnings are primarily derived from the regulated activities of its largest subsidiary, Laclede Gas Company (Laclede Gas or the Utility), Missouri's largest natural gas distribution company. Laclede Gas is regulated by the Missouri Public Service Commission (MoPSC or Commission) and serves the metropolitan St. Louis area and several other counties in eastern Missouri. Laclede Gas delivers natural gas to retail customers at rates, and in accordance with tariffs, authorized by the MoPSC. The Utility's earnings are primarily generated by the sale of heating energy, which historically had been heavily influenced by the weather. However, as part of the 2002 rate case settlement, the Utility initiated, effective November 9, 2002, an innovative weather mitigation rate design that lessens the impact of weather volatility on Laclede Gas customers during cold winters and stabilizes the Utility's earnings by recovering fixed costs more evenly during the heating season. The weather mitigation rate design minimizes the impact of weather volatility during the peak cold months of December through March and reduces the impact of weather volatility, to a lesser extent, during the months of November and April. Due to the seasonal nature of the business of Laclede Gas, earnings are typically concentrated in the November through April period, which generally corresponds with the heating season. The Utility typically experiences losses during the non-heating season. The seasonal effect of the Utility's earnings on Laclede Group is generally expected to be tempered somewhat by the results of SM&P Utility Resources, Inc. (SM&P), a non-regulated underground facility locating and marking service business, whose operations tend to be counter-seasonal to those of Laclede Gas. Laclede Energy Resources, Inc. (LER), is engaged in non-regulated efforts to market natural gas and related activities. Other non-regulated subsidiaries provide less than 10% of consolidated revenues.

Laclede Group's strategy continues to include efforts to stabilize and improve performance of its core Utility, while developing non-regulated businesses and taking a measured approach in the pursuit of additional growth opportunities that complement the Utility business.

As for the Utility, mitigating the impact of weather fluctuations on Laclede Gas customers while improving the ability to recover its authorized distribution costs and return continues to be a fundamental component of the Laclede Group strategy. The Utility's distribution costs are the essential, primarily fixed expenditures it must incur to operate and maintain a more than 16,000-mile natural gas distribution system and related storage facilities. In addition, Laclede Gas is working to continually improve its ability to provide reliable natural gas service at a reasonable cost, while maintaining and building a secure and dependable infrastructure. The Utility's income from off-system sales remains subject to fluctuations in market conditions. Some of the factors impacting the level of off-system sales include the availability and cost of its natural gas supply, the weather in the Utility's service area, and the weather in other markets. When Laclede Gas' service area experiences warmer-than-normal weather while other markets experience colder weather or supply constraints, some of the Utility's natural gas supply is available for off-system sales and there may be a demand for such supply in other markets.

Wholesale natural gas prices have recently risen to unprecedented levels across the Nation. Laclede Gas is continuing to work actively to reduce the impact of such increases by strategically structuring its natural gas supply portfolio and through the use of financial instruments. Nevertheless, the costs of purchased gas are anticipated to increase substantially. The Utility's Purchased Gas Adjustment Clause (PGA) allows Laclede Gas to flow through to customers, subject to prudence review, the cost of purchased gas supplies, including costs, cost reductions, and related carrying costs associated with the use of financial instruments to hedge the purchase price of natural gas. While the Utility believes it will continue to be able to obtain sufficient gas supply, the higher natural gas prices nationwide may affect sales volumes (due to the conservation efforts of customers) and cash flows (associated with the timing of collection of gas costs and related accounts receivable from customers).

Laclede Group continues to develop its non-regulated subsidiaries. SM&P is working to further the logical expansion of its business in both new and existing markets, having already made notable gains by adding business in several key markets after experiencing setbacks in fiscal year 2003. LER continues to focus on growing its markets on a long-term and sustainable basis by providing both on-system Utility transportation customers and customers outside of Laclede Gas' traditional service area with another choice in unregulated natural gas suppliers. Nevertheless, income from LER's operations is subject to fluctuations in market conditions.

EARNINGS

Overview – Net Income (Loss) by Operating Segment

(Millions, after-tax) Years Ended September 30	2005	2004	2003
Regulated Gas Distribution	$ 30.6	$ 32.1	$ 34.3
Non-Regulated Services	5.0	.7	(3.3)
Non-Regulated Gas Marketing	4.4	3.0	2.9
Non-Regulated Other	.1	.3	.7
Net Income Applicable to Common Stock	$ 40.1	$ 36.1	$ 34.6

Laclede Group's net income applicable to common stock was $40.1 million in fiscal year 2005, compared with $36.1 million in fiscal year 2004, and $34.6 million in fiscal year 2003. Net income applicable to common stock increased $4.0 million in fiscal year 2005 (compared with fiscal year 2004) primarily due to improved results reported by SM&P and LER, partially offset by lower Utility earnings. Net income applicable to common stock increased $1.5 million in fiscal year 2004 (compared with fiscal year 2003) primarily due to improved results reported by SM&P, partially offset by lower Utility income.

Basic and diluted earnings per share were $1.90 for fiscal year 2005 compared with $1.82 for fiscal year 2004. The $0.08 per share increase in earnings was due to the effect of higher net income, partially offset by an increase in the number of average shares outstanding this year, primarily attributable to the sale of 1.725 million shares of common stock in May 2004. Basic and diluted earnings per share totaled $1.82 for fiscal year 2003, the same as fiscal year 2004. Higher net income reported in 2004 was essentially offset by the effect of the higher shares of common stock outstanding as described previously. Variations in net income were primarily attributable to the factors described below.

Regulated Gas Distribution net income decreased by $1.5 million in 2005 compared with 2004 primarily due to the following factors, quantified on a pre-tax basis:

- increases in operation and maintenance expenses totaling $4.3 million;
- the net effect of lower system gas sales volumes totaling $2.3 million, primarily due to an unseasonably warm weather pattern in November 2004;
- non-operating income that decreased $2.0 million, primarily due to variations totaling $1.4 million in proceeds recorded year-to-year related to the Company's interest, as a policyholder, in the sale of a mutual insurance company and higher donations; and,
- higher interest charges totaling $1.7 million, primarily due to the issuance of additional long-term debt and higher short-term interest expense.

These factors were partially offset by:

- the recovery of eligible costs incurred to build and maintain the Utility's distribution system through the implementation of Infrastructure System Replacement Surcharges (ISRS) effective June 10, 2004, January 20, 2005, and July 1, 2005 totaling $3.8 million; and,
- higher income this year from off-system sales and capacity release totaling $2.9 million.

The non-regulated services segment reported earnings in fiscal year 2005 totaling $5.0 million compared with $0.7 million in fiscal year 2004. The significant improvement over the prior year was primarily due to SM&P's attainment of additional business in both new and existing markets. In addition, SM&P re-engineered many processes to facilitate profitable growth, including training methods, mentoring programs, quality assurance and leadership development initiatives. SM&P's improvement over the same period last year was also attributable in part to charges recorded last year associated with the employment-related litigation described in Note 15 to the Consolidated Financial Statements.

The non-regulated gas marketing segment reported an increase in earnings of $1.4 million compared with 2004, primarily due to higher sales volumes by LER, which grew 39% during the same period principally as a result of increased interstate pipeline wholesale transactions.

Regulated Gas Distribution net income decreased by $2.2 million in fiscal year 2004 compared with fiscal year 2003 primarily due to the following factors, quantified on a pre-tax basis:

- income recorded in 2003 totaling $3.5 million related to the Utility's management of its annual gas supply costs;
- the net effect totaling $2.5 million of lower system gas sales volumes (resulting from warmer temperatures in Laclede Gas' service area) tempered by the beneficial effect in fiscal year 2004 of the fully-implemented weather mitigation rate design that went into effect November 9, 2002;
- a higher provision for uncollectible accounts totaling $1.7 million above fiscal year 2003;
- an increase in interest charges of $1.3 million, primarily due to the issuance of additional long-term debt;
- pension costs that increased $1.1 million from fiscal year 2003; and,
- higher wage rates.

These factors were partially offset by:

- non-operating income recorded in 2004 that increased $2.5 million primarily reflecting the receipt of additional proceeds totaling $1.1 million related to the Utility's interest, as a policyholder, in the sale of a mutual insurance company, increases in other investment income, and lower donations;
- a decrease in group insurance costs totaling $1.6 million from fiscal year 2003;
- income from off-system sales and capacity release that increased $1.4 million from fiscal year 2003;
- the partial-year effect of the implementation of an ISRS effective June 10, 2004, totaling $1.1 million; and,
- the fully-implemented general rate increase, effective November 9, 2002, totaling $0.9 million.

SM&P reported income in fiscal year 2004 totaling $0.7 million compared with a loss of $3.3 million in fiscal year 2003. The significant improvement over the prior year was primarily due to the return of a substantial portion of business from two large customers as well as attainment of new business in both existing and new markets. LER reported minor improvements in earnings results compared with fiscal year 2003.

Regulated Operating Revenues and Operating Expenses

Regulated operating revenues for fiscal year 2005 increased $109.3 million, or 12.6% above fiscal year 2004. Temperatures experienced in the Utility's service area during 2005 were 14.0% warmer than normal and essentially the same as last year. Total system therms sold and transported were 0.91 billion for fiscal year 2005 compared with 0.95 billion for fiscal year 2004. Total off-system therms sold and transported were 0.20 billion for fiscal year 2005 compared with 0.17 billion for fiscal year 2004. The increase in regulated operating revenues was primarily attributable to the following factors:

	Millions
Higher wholesale gas costs (passed on to Utility customers subject to prudence review by the MoPSC)	$ 84.3
Higher prices charged for off-system sales	26.3
Lower system sales volumes and other variations	(22.3)
Higher off-system sales volumes (reflecting more favorable market conditions as described in greater detail in the Results of Operations)	17.2
Effect of the ISRS	3.8
Total Variation	$109.3

Regulated operating revenues for fiscal year 2004 increased $94.1 million, or 12.1%, above fiscal year 2003. Temperatures for fiscal year 2004 were 14% warmer than normal and 15% warmer than fiscal year 2003. Total system therms sold and transported were 0.95 billion for fiscal year 2004 compared with 1.03 billion for fiscal year 2003. Total off-system therms sold and transported were 0.17 billion for fiscal year 2004 compared with 0.09 billion in fiscal year 2003. The increase in regulated operating revenues was primarily attributable to the following factors:

	Millions
Higher wholesale gas costs (passed on to Utility customers subject to prudence review by the MoPSC)	$105.0
Lower system sales volumes and other variations	(54.9)
Higher off-system sales volumes (reflecting more favorable market conditions as described in greater detail in the Results of Operations)	47.5
Lower prices charged for off-system sales	(5.5)
Effect of the ISRS	1.1
Effect of the general rate increase	0.9
Total Variation	$ 94.1

Regulated operating expenses in fiscal year 2005 increased $109.0 million, or 13.6%, from fiscal year 2004. Natural and propane gas expense increased $101.2 million, primarily attributable to higher rates charged by our suppliers and increased off-system gas expense, partially offset by lower system volumes purchased for sendout. Other operation and maintenance expenses increased $4.3 million, or 3.1%, primarily due to a higher provision for injuries and damages, increased insurance premiums and higher wage rates. These factors were partially offset by decreased group insurance charges, lower distribution charges and reduced pension costs. Depreciation and amortization expense increased $0.7 million or 2.9%, primarily due to higher rates effective February 1, 2005 and additional depreciable property, partially offset by lower amortization of software-related costs. Taxes, other than income, increased $2.8 million, or 4.6%, primarily due to higher gross receipts taxes (attributable to the increased revenues).

Regulated operating expenses in fiscal year 2004 increased $99.1 million, or 14.2%, from fiscal year 2003. Natural and propane gas expense increased $91.9 million, primarily attributable to higher rates charged by our suppliers and increased off-system gas expense, partially offset by lower system volumes purchased for sendout. Other operation and maintenance expenses increased $3.0 million, or 2.2%, primarily due to a higher provision for uncollectible accounts, higher pension costs, and higher wage rates, partially offset by lower group insurance charges. Taxes, other than income, increased $4.0 million, or 7.1%, primarily due to higher gross receipts taxes (attributable to the increased revenues).

Non-Regulated Services Operating Revenues and Operating Expenses

Laclede Group's non-regulated services operating revenues for fiscal year 2005 increased $37.2 million from those revenues for fiscal year 2004 primarily due to SM&P's attainment of additional business in both new and existing markets. The increase in non-regulated services operating expenses totaling $30.1 million was primarily attributable to charges associated with the additional business, partially offset by charges recorded during fiscal year 2004 attributable to the employment related litigation described in Note 15 to the Consolidated Financial Statements.

Laclede Group's non-regulated services operating revenues for fiscal year 2004 increased $4.1 million from those revenues for fiscal year 2003 primarily due to SM&P's attainment of new business in both new and existing markets. The reduction in non-regulated services operating expenses, totaling $2.6 million, was primarily attributable to SM&P's reduction in personnel and related expenses and a non-recurring $1.0 million after-tax charge recorded during fiscal year 2003 associated with the loss of business from two customers. This reduction was partially offset by charges attributable to the employment-related litigation referenced in the preceding paragraph.

Non-Regulated Gas Marketing Operating Revenues and Operating Expenses

Non-regulated gas marketing revenues increased $199.2 million in fiscal year 2005 from those revenues for fiscal year 2004 primarily due to higher volumes and increased sales prices by LER. The increase in non-regulated gas marketing operating expenses, totaling $197.0 million, was primarily associated with increased gas expense related to higher volumes purchased and increased prices.

Non-regulated gas marketing revenues increased $106.5 million in fiscal year 2004 from those revenues for fiscal year 2003 primarily due to higher volumes sold and increased sales prices by LER. The increase in non-regulated gas marketing operating expenses, totaling $106.3 million, was primarily associated with increased gas expense incurred by LER related to higher volumes purchased and increased prices.

Non-Regulated Other Operating Revenues and Operating Expenses

Non-regulated other operating revenues increased $1.0 million in fiscal year 2005 from fiscal year 2004, and decreased $4.7 million in fiscal year 2004 from fiscal year 2003. These variations were primarily due to changes in sales levels recorded by Laclede Pipeline Company. Non-regulated other operating expenses increased $1.4 million in fiscal year 2005 from fiscal year 2004 and decreased $4.2 million in fiscal year 2004 compared to fiscal year 2003 primarily due to changes in expenses associated with sales variations recorded by Laclede Pipeline Company.

Other Income and Income Deductions-Net

The $2.0 million decrease in other income and income deductions-net in fiscal year 2005 from fiscal year 2004 was primarily attributable to the Utility's recognition of the receipt of proceeds totaling $1.9 million related to its interest, as a policyholder, in the sale of a mutual insurance company last year, partially offset by recognition of additional proceeds totaling $0.5 million received in fiscal year 2005. Other income and income deductions-net also decreased due to higher donations. The $2.5 million increase in other income and income deductions-net in fiscal year 2004 from fiscal year 2003 was primarily attributable to the Utility's recognition of the receipts described above. These proceeds represented an initial distribution relating to certain policies held by the Utility. Other income and income deductions-net also increased due to higher investment income and lower donations.

Interest Charges

Interest charges increased $1.7 million, or 6.0%, in fiscal year 2005 (compared with fiscal year 2004) primarily due to higher interest on long-term debt due to the April 2004 issuance of $50 million principal amount of 5 1/2% First Mortgage Bonds and $100 million principal amount of 6% First Mortgage Bonds, partially offset by the early redemption in June 2004 of $50 million principal amount of 6 5/8% First Mortgage Bonds and the November 2004 maturity of $25 million principal amount of 8 1/2% First Mortgage Bonds. The increase in interest charges was also attributable to higher interest on short-term debt mainly attributable to higher rates, partially offset by reduced borrowings.

Interest charges increased $1.8 million, or 6.8% in fiscal year 2004 (compared with fiscal year 2003) primarily due to higher interest on long-term debt due to the April 2004 issuance of $50 million principal amount of 5 1/2% First Mortgage Bonds, the April 2004 issuance of $100 million principal amount of 6% First Mortgage Bonds, and the full-year effect of the issuance of long-term debt to an unconsolidated affiliate trust in December 2002 totaling $46.4 million. These increases in interest costs were partially offset by the early redemption in June 2004 of $50 million principal amount of 6 5/8% First Mortgage Bonds and the May 2003 maturity of $25 million principal amount of 6 1/4% First Mortgage Bonds, as well as reduced interest on short-term debt, mainly attributable to lower borrowings.

Income Taxes

The increases in income taxes for all periods reported are primarily due to higher pre-tax income.

Labor Agreement

Laclede Gas had a labor agreement that expired July 31, 2004 with Locals 5-6 and 5-194 of the Paper, Allied Industrial, Chemical & Energy Workers International Union, two locals that represent approximately 74% of Laclede Gas' employees. On August 16, 2004, Laclede Gas and Union representatives reached a new four-year labor agreement replacing the prior agreement. The new contract applies through July 31, 2008.

Missouri Natural Gas Division of Laclede Gas had a labor agreement that expired April 15, 2005 with Local 5-884 of the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union, that represents approximately 5% of Laclede Gas' employees. On April 18, 2005, Missouri Natural Gas and Union representatives reached a new four-year agreement replacing the prior agreement. The new contract applies through April 15, 2009.

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition, results of operations, liquidity and capital resources is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. Generally accepted accounting principles require that we make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. We believe the following represent the more significant items requiring the use of judgment and estimates in preparing our consolidated financial statements:

Allowances for doubtful accounts – Estimates of the collectibility of trade accounts receivable are based on historical trends, age of receivables, economic conditions, credit risk of specific customers, and other factors.

Employee benefits and postretirement obligations – Pension and postretirement obligations are calculated by actuarial consultants that utilize several statistical factors and other assumptions related to future events, such as discount rates, returns on plan assets, compensation increases, and mortality rates. The amount of expense recognized by the Utility is dependent on the regulatory treatment provided for such costs. Certain liabilities related to group medical benefits and workers' compensation claims, portions of which are self-insured and/or contain "stop-loss" coverage with third-party insurers to limit exposure, are established based on historical trends.

Goodwill valuation – In accordance with Statements of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," goodwill is required to be tested for impairment annually or whenever events or circumstances occur that may reduce the value of goodwill. In performing impairment tests, valuation techniques require the use of estimates with regard to discounted future cash flows of operations, involving judgments based on a broad range of information and historical results. If the test indicates impairment has occurred, goodwill would be reduced, adversely impacting earnings.

Laclede Gas accounts for its regulated operations in accordance with SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation." This statement sets forth the application of accounting principles generally accepted in the United States of America for those companies whose rates are established by or are subject to approval by an independent third-party regulator. The provisions of SFAS No. 71 require, among other things, that financial statements of a regulated enterprise reflect the actions of regulators, where appropriate. These actions may result in the recognition of revenues and expenses in time periods that are different than non-regulated enterprises. When this occurs, costs are deferred as assets in the balance sheet (regulatory assets) and recorded as expenses when those amounts are reflected in rates. Also, regulators can impose liabilities upon a regulated company for amounts previously collected from customers and for recovery of costs that are expected to be incurred in the future (regulatory liabilities). Management believes that the current regulatory environment supports the continued use of SFAS No. 71 and that all regulatory assets and liabilities are recoverable or refundable through the regulatory process. We believe the following represent the more significant items recorded through the application of SFAS No. 71:

The Utility's Purchased Gas Adjustment (PGA) Clause allows Laclede Gas to flow through to customers, subject to prudence review, the cost of purchased gas supplies, including the costs, cost reductions and related carrying costs associated with the Utility's use of natural gas financial instruments to hedge the purchase price of natural gas. The difference between actual costs incurred and costs recovered through the application of the PGA are recorded as regulatory assets and liabilities that are recovered or refunded in a subsequent period.

The Company records deferred tax liabilities and assets measured by enacted tax rates for the net tax effect of all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes, and the amounts used for income tax purposes. Changes in enacted tax rates, if any, and certain property basis differences will be reflected by entries to regulatory asset or liability accounts for regulated companies, and will be reflected as income or loss for non-regulated companies. Pursuant to the direction of the MoPSC, Laclede Gas' provision for income tax expense for financial reporting purposes reflects an open-ended method of tax depreciation. Laclede Gas' provision for income tax expense also records the income tax effect associated with the difference between overheads capitalized to construction for financial reporting purposes and those recognized for tax purposes without recording an offsetting deferred income tax expense. These two methods are consistent with the regulatory treatment prescribed by the MoPSC.

For further discussion of significant accounting policies, see Note 1 to the Consolidated Financial Statements included in this report on Form 10-K on page 41.

REGULATORY MATTERS

At the state level, there have been several important developments during the fiscal year affecting Laclede Gas.

Laclede Gas previously appealed the MoPSC's decision in its 1999 rate case relative to the calculation of its depreciation rates. The Circuit Court remanded the decision to the MoPSC based on inadequate findings of fact. The MoPSC upheld its previous Order and Laclede Gas appealed this second Order to the Circuit Court. In 2002, the Circuit Court ruled that the MoPSC's second Order was lawful and reasonable, and Laclede Gas appealed the Circuit Court's decision to the Missouri Court of Appeals for the Western District. On March 4, 2003 the Court of Appeals issued an opinion remanding the decision to the MoPSC based on the MoPSC's failure to support and explain its decision with adequate findings of fact. In May 2003, the Court of Appeals rejected the MoPSC's request that the Court reconsider its opinion or transfer this matter to the Missouri Supreme Court. On January 11, 2005, the Commission issued an Order ruling in favor of Laclede Gas on the depreciation issue. As a direct result of the Commission's Order ruling in favor of the Utility's position, Laclede Gas increased certain of its depreciation rates effective February 1, 2005 resulting in higher annual depreciation expense totaling $2.3 million, as it originally requested. That same Order also required that operating expenses related to actual removal costs, which the Utility began expensing as incurred during fiscal year 2002 pursuant to a previous Commission Order, be reduced by $2.3 million annually. As such, the Commission's decision had no effect on net income or the Utility's recovery of depreciation expenses during fiscal year 2005. However, the Commission's confirmation of Laclede Gas' position on the proper method for calculating depreciation rates will result in increased cash flows from capital recovery upon implementation of new base rates effective October 1, 2005 resulting from settlement of the Utility's 2005 rate proceeding.

On June 28, 2002, the Staff of the MoPSC filed its recommendation in a proceeding established to review Laclede Gas' gas costs for fiscal year 2001. In its recommendation, the Staff proposed to disallow approximately $4.9 million in pre-tax gains achieved by Laclede Gas in its incentive-based Price Stabilization Program. This Program was discontinued at the end of the 2001-2002 heating season. Laclede Gas vigorously opposed the adjustment in proceedings before the MoPSC, including a formal hearing that was held on this matter in February 2003. Nevertheless, on April 29, 2003, the MoPSC decided by a 3-2 vote to disallow the $4.9 million in pre-tax gains achieved by Laclede Gas, and directed Laclede Gas to flow through such amount to its customers in its November 2003 PGA filing. Laclede Gas appealed the MoPSC's decision through various courts ultimately resulting in the Missouri Western District Court of Appeals reversing the Commission's decision on the grounds that it was unlawful and not supported by competent and substantial evidence on the record. Consistent with the Court of Appeals' decision, on April 7, 2005, the Commission issued its Order on Remand reversing its April 29, 2003 decision and directing that Laclede Gas be permitted to retain the $4.9 million. The Commission's Order on Remand is now final and unappealable. The return of the pre-tax gains, however, was previously recorded as income in the 2002 fiscal year, so the decision had no effect on the financial position or results of operations of the Company.

Laclede Gas filed its first Infrastructure System Replacement Surcharge (ISRS) filing with the MoPSC on March 1, 2004 to increase revenues by approximately $3.9 million annually. The filing was made pursuant to a Missouri law, enacted in 2003, that allows gas utilities to adjust their rates up to twice a year to recover certain facility-related expenditures that are made to comply with state and federal safety requirements or to relocate facilities in connection with public improvement projects. On June 1, 2004, the MoPSC approved a Stipulation and Agreement (S&A) between Laclede Gas and the Staff of the Commission that provided for a $3.6 million annual surcharge effective June 10, 2004. Laclede Gas made its second ISRS filing on October 28, 2004 to increase revenues by approximately an additional $1.6 million annually. On January 4, 2005, the MoPSC approved an S&A between Laclede Gas and the Staff of the Commission that provided for a $1.4 million annual increase in ISRS revenues effective January 20, 2005. Laclede Gas made its third ISRS filing on April 4, 2005 to increase revenues by approximately an additional $1.3 million annually. On June 16, 2005, the MoPSC approved an S&A between Laclede Gas and the Staff of the Commission that provided for a $1.1 million annual increase in ISRS revenues effective July 1, 2005. These surcharges, totaling $6.1 million annually, were reset to zero effective October 1, 2005 as the ISRS-related costs were included in new base rates established in the Utility's 2005 rate proceeding. The Utility will continue to adjust rates up to twice per year to recover such costs in the future.

On February 18, 2005, Laclede Gas filed tariff sheets with the MoPSC requesting a general rate increase of approximately $34 million. Although the filing requested an annual increase of $39 million, as of the date of the filing $5.0 million of that amount was already being billed to customers through the ISRS, which would cease upon the effective date of new rate schedules approved by the MoPSC. On August 31, 2005, Laclede and several parties to the rate proceeding filed an S&A that resolved all issues in the rate case. The MoPSC approved the S&A on September 30, 2005, to be effective

October 1, 2005. The approved S&A provided for an increase in base rates for the Utility by $10.5 million, $6.1 million of which was already being billed to customers under the ISRS, resulting in a $4.4 million net increase compared to the Company's previous rates. In addition, the approved S&A provided that Laclede's Purchased Gas Adjustment (PGA) rates would be increased by $4.1 million to recover the costs Laclede incurs to finance its investment in gas supplies that it injects underground in the summer for sale during the winter. Together, the base and PGA rate increases raised the Company's rates by $8.5 million annually, net of the ISRS (which by law was reset to zero effective upon implementation of the new rates). Under the approved settlement, Laclede Gas will provide approximately $1 million annually to fund a new low-income energy assistance program to help the Utility's most vulnerable customers with their utility bills in exchange for their commitment to conserve energy and improve their payment performance, and will increase the funding for the Utility's existing low-income weatherization program from $0.3 million to $0.5 million annually. Laclede Gas will also contribute $0.3 million annually to fund an expansion of the number and size of various energy efficiency programs that customers can use to reduce consumption of natural gas and save on their utility bills. The settlement approved by the Commission also allows Laclede Gas to retain certain revenues it realizes from the release of pipeline capacity and the sale of gas to off-system customers; provides an opportunity to retain a portion of any savings the Utility is able to achieve in connection with the procurement of gas supplies and related financial hedging instruments; continues its present weather mitigation rate design; and fully implements the Utility's depreciation method, which was affirmed by the Commission in January 2005. Pursuant to the terms of the S&A, higher depreciation rates will become effective January 1, 2006.

On July 14, 2005, Missouri Governor Matt Blunt signed Senate Bill 179 into law. This law, which becomes effective January 1, 2006, authorizes the Missouri Public Service Commission to implement rules and tariff provisions through which rates can be adjusted between general rate case proceedings to reflect increases and decreases in certain costs and revenues. For gas utilities like Laclede Gas, these include rate adjustments to reflect revenue changes resulting from the impact of weather and conservation on customer usage and to reflect changes in the costs to comply with environmental laws, rules and regulations.

On October 21, 2005, Laclede Gas filed an application requesting authority for the purchase of certain assets of Fidelity Natural Gas, Inc., located in Sullivan, Missouri. The purchase, contingent on the approval of the MoPSC as well as other conditions, will add approximately 1,300 natural gas customers to Laclede Gas' service area. The Utility expects to complete the purchase in early 2006.

ACCOUNTING PRONOUNCEMENTS

In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 151, "Inventory Costs." This Statement amends the guidance in Accounting Research Bulletin (ARB) No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. The provisions of this Statement shall be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect adoption of this Statement to have a material effect on the financial position or results of operations of the Company.

In December 2004, the FASB issued SFAS No. 123 (revised 2004) (123(R)), "Share-Based Payment." This Statement is a revision to SFAS No. 123, and establishes standards for the accounting for transactions in which an entity obtains employee services in share-based payment transactions. This Statement supersedes Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and its related implementation guidance. Through fiscal year 2005, the Company accounted for its Equity Incentive Plan in accordance with APB Opinion No. 25, and provided pro forma disclosures in the Notes to Consolidated Financial Statements regarding the effect on net income and earnings as if compensation expense had been determined based on the fair value recognition provisions of SFAS No. 123. SFAS No. 123(R) was to be effective for public entities that do not file as small business issuers as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. However, in April 2005, the Securities and Exchange Commission (SEC) amended the compliance date to allow companies to implement SFAS No. 123(R) at the beginning of their next fiscal year. The Company will implement the provisions of this Statement on a modified prospective basis effective October 1, 2005. The Company does not expect the adoption of this Statement to have a material effect on the financial position or results of operations of the Company.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets." This Statement is an amendment of APB Opinion No. 29, "Accounting for Nonmonetary Transactions." The guidance in APB Opinion No. 29 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. This Statement amends APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The provisions of this Statement became effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Adoption of this Statement had no effect on the financial position or results of operations of the Company.

In March 2005, the FASB issued Interpretation No. 47 (FIN 47), "Accounting for Conditional Asset Retirement Obligations." FIN 47 clarifies the manner in which uncertainties concerning the timing and method of settlement of an asset retirement obligation, as used in SFAS No. 143, "Accounting for Asset Retirement Obligations," should be accounted for. This Interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The Company is currently evaluating the provisions of this Interpretation.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Correction." This Statement replaces APB Opinion No. 20, "Accounting Changes," and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements." SFAS No. 154 sets forth new guidelines on accounting for voluntary changes in accounting principle and requires certain disclosures. It also applies to the unusual situation in which an accounting pronouncement is issued but does not include specific transition guidelines. This Statement requires such accounting principle changes to be applied retrospectively to all prior periods presented and an adjustment to the balance of assets or liabilities affected along with an offsetting adjustment to retained earnings for the cumulative effect on periods prior to those presented. This Statement carries forward without change the guidance in APB Opinion No. 20 for reporting the correction of an error and a change in accounting estimate. This Statement is effective for fiscal years beginning after December 15, 2005. The Company is currently evaluating the provisions of this Statement.

INFLATION

The accompanying consolidated financial statements reflect the historical costs of events and transactions, regardless of the purchasing power of the dollar at the time. Due to the capital-intensive nature of the business of Laclede Gas, the most significant impact of inflation is on the depreciation of utility plant. Rate regulation, to which Laclede Gas is subject, allows recovery through its rates of only the historical cost of utility plant as depreciation. While no plans exist to undertake replacements of plant in service other than normal replacements and those under existing replacement programs, Laclede Gas believes that any higher costs experienced upon replacement of existing facilities would be recovered through the normal regulatory process.

CREDIT RATINGS

As of September 30, 2005, credit ratings for outstanding securities for Laclede Group and Laclede Gas issues were as follows:

Type of Facility	S&P	Moody's	Fitch
Laclede Group Corporate Rating	A		
Laclede Gas First Mortgage Bonds	A	A3	A+
Laclede Gas Commercial Paper	A-1	P-2	
Trust Preferred Securities	A-	Baa3	BBB+

The Company has investment grade ratings, and believes that it will have adequate access to the financial markets to meet its capital requirements. These ratings remain subject to review and change by the rating agencies.

CASH FLOWS

The Company's short-term borrowing requirements typically peak during colder months when Laclede Gas borrows money to cover the gap between when it purchases its natural gas and when its customers pay for that gas. Changes in the wholesale cost of natural gas, variations in the timing of collections of gas costs under the Utility's PGA Clause, the seasonality of accounts receivable balances, and the utilization of storage gas inventories cause short-term cash requirements to vary during the year, and can cause significant variations in the Utility's cash provided by or used in operating activities.

Net cash provided by operating activities for the fiscal year ended 2005 was $103.1 million, an $19.0 million increase, compared with fiscal year 2004. The increase in cash provided by operating activities was primarily attributable to the net effects of changes in accounts payable, accounts receivable, deferred purchased gas cost, and the cost of natural gas storage inventories, all of which were impacted by changes in the wholesale cost of natural gas. Net cash provided by operating activities for the fiscal year ended 2004 was $84.1 million, compared with cash used in operating activities in fiscal year 2003 totaling $9.0 million. The increase in cash provided by operating activities was primarily attributable to changes in the cost of natural gas in storage and variations in the timing of collections of gas costs under the PGA clause.

Net cash used in investing activities for fiscal years 2005, 2004 and 2003 was $61.4 million, $51.6 million and $51.5 million, respectively. Net cash used in investing activities primarily reflected capital expenditures in all periods.

Net cash used in financing activities was $49.5 million for fiscal year 2005, primarily reflecting the payment of dividends and the November 2004 maturity of $25 million principal amount of 8 1/2% First Mortgage bonds. Net cash used in financing activities was $25.9 million for fiscal year 2004, primarily reflecting the repayment of short-term debt and the payment of dividends, partially offset by the issuance of additional long-term debt and common stock. Net cash provided by financing activities was $55.0 million for fiscal year 2003, reflecting the issuance of long-term debt to unconsolidated affiliate trust and additional short-term borrowings, partially offset by the May 2003 maturity of $25 million principal amount of 6 1/4% First Mortgage Bonds and the payment of dividends.

LIQUIDITY AND CAPITAL RESOURCES

The Company's short-term borrowing requirements have traditionally been met through the sale of commercial paper supported by lines of credit with banks. During the fiscal year 2005 heating season, Laclede Gas had lines of credit totaling $300 million. Of the $300 million, $15 million expires in April 2006 and $285 million expires in September 2009. Short-term commercial paper borrowings outstanding at September 30, 2005 were $63.6 million at a weighted average interest rate of 3.8% per annum. Laclede Gas had short-term commercial paper outstanding aggregating to a maximum of $186.6 million at any one time during the fiscal year. Based on short-term borrowings at September 30, 2005, a change in interest rates of 100 basis points would increase or decrease Laclede Gas' pre-tax earnings and cash flows by approximately $0.6 million on an annual basis.

Most of Laclede Gas' lines of credit include covenants limiting total debt, including short-term debt, to no more than 70% of total capitalization and requiring earnings before interest, taxes, depreciation and amortization (EBITDA) to be at least 2.25 times interest expense. On September 30, 2005, total debt was 54% of total capitalization. For the fiscal year ended September 30, 2005, EBITDA was 3.53 times interest expense.

Laclede Gas has on file a shelf registration on Form S-3. Of the $350 million of securities originally registered under this Form S-3, $120 million of debt securities remained registered and unissued as of September 30, 2005. The original MoPSC authorization for issuing securities registered on this Form S-3 expired in September 2003. In response to an application filed by the Utility, the MoPSC extended this authorization to issue debt and equity securities and receive capital contributions through October 31, 2006. The remaining MoPSC authorization is $62.4 million, reflecting capital contributions that have been made by Laclede Group to Laclede Gas under this authority through September 2005. The amount, timing and type of additional financing to be issued under this shelf registration will depend on cash requirements and market conditions.

In April 2004, Laclede Gas issued $50 million principal amount of First Mortgage Bonds, 5 1/2% Series, due May 1, 2019, and $100 million principal amount of First Mortgage Bonds, 6% Series, due May 1, 2034. The net proceeds of approximately $147.9 million from this issuance were used to repay short-term debt and to call at par the $50 million principal amount of 6 5/8% Series First Mortgage Bonds in June 2004. The proceeds were also used to pay at maturity $25 million principal amount of 8 1/2% First Mortgage Bonds in November 2004. At September 30, 2005, Laclede Gas had fixed-rate long-term debt totaling $335 million, including the $40 million current portion. While these long-term debt issues are fixed-rate, they are subject to changes in fair value as market interest rates change. However, increases or decreases in fair value would impact earnings and cash flows only if Laclede Gas were to reacquire any of these issues in the open market prior to maturity.

Laclede Group has on file a shelf registration on Form S-3, which allows for the issuance of equity securities, other than preferred stock, and debt securities. Of the $500 million of securities originally registered under this Form S-3, $362.4 million remain registered and unissued as of September 30, 2005. Laclede Group issued 1.725 million shares of common stock in May 2004 under this registration. The net proceeds of approximately $44.7 million from this sale were used to make a capital contribution to Laclede Gas. Laclede Gas used the contribution to reduce short-term borrowings and for general corporate purposes. The amount, timing and type of additional financing to be issued under this shelf registration will depend on cash requirements and market conditions.

Short-term cash requirements outside of Laclede Gas have generally been met with internally-generated funds. However, Laclede Group has a $40 million working capital line of credit expiring in August 2008, to meet the short-term liquidity needs of its subsidiaries. This line of credit replaces a $20 million line that was scheduled to expire in June 2006. It has a covenant limiting the total debt of the consolidated Laclede Group to no more that 70% of the Company's total capitalization, giving a 50% debt weighting to the subordinated debt issued to an unconsolidated affiliated trust. This ratio stood at 52% on September 30, 2005. This line has been used to provide letters of credit of $1.5 million on behalf of SM&P, which have not been drawn, and to provide for seasonal funding needs of the various subsidiaries from time to time. The maximum balance outstanding during fiscal year 2005 was $7.0 million, which was the balance outstanding on September 30, 2005.

SM&P has several operating leases, the aggregate annual cost of which is approximately $8 million, consisting primarily of 12-month operating leases, with renewal options, for vehicles used in its business. Laclede Group has parental guarantees of certain of those vehicle leases and anticipates that the maximum guarantees, including renewals and new leases, will not exceed $22 million. No amounts have been recorded for these guarantees in the financial statements.

Laclede Group had guarantees totaling $11.5 million for performance and payment of certain wholesale gas supply purchases by LER, as of September 30, 2005. Since that date, Laclede Group issued an additional $7.0 million in guarantees on behalf of LER, and $3.0 million expired, leaving $15.5 million in guarantees outstanding at November 18, 2005.

Utility capital expenditures were $54.6 million in fiscal year 2005, compared with $49.1 million and $49.9 million for the fiscal years 2004 and 2003, respectively. Utility capital expenditures are expected to be approximately $57 million in fiscal year 2006. Non-utility capital expenditures for fiscal year 2005 were $5.6 million compared with $2.2 million in fiscal year 2004, and $1.2 million in fiscal year 2003, and are estimated at approximately $7 million in fiscal year 2006.

Consolidated capitalization at September 30, 2005, excluding current obligations of long-term debt and preferred stock, consisted of 51.8% Laclede Group common stock equity, 0.1% Laclede Gas preferred stock equity, 6.6% long-term debt to unconsolidated affiliate trust, and 41.5% Laclede Gas long-term debt.

Laclede Group's ratio of earnings to fixed charges was 2.8 for fiscal years 2003 through 2005.

It is management's view that the Company has adequate access to capital markets and will have sufficient capital resources, both internal and external, to meet anticipated capital requirements.

CONTRACTUAL OBLIGATIONS

As of September 30, 2005, Laclede Group had contractual obligations with payments due as summarized below (in millions):

		Payments due by period			
Contractual Obligations	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Long-Term Debt (a)	$ 821.6	$ 66.1	$ 80.9	$ 39.4	$635.2
Capital Leases	-	-	-	-	-
Operating Leases (b)	17.4	5.3	7.0	3.5	1.6
Purchase Obligations – Natural Gas (c)	548.0	377.2	144.6	15.7	10.5
Purchase Obligations – Other (d)	131.9	10.2	22.2	16.6	82.9
Other Long-Term Liabilities	-	-	-	-	-
Total (e)	$1,518.9	$458.8	$254.7	$ 75.2	$730.2

(a) Long-term debt obligations reflect principal maturities and interest payments.

(b) Operating lease obligations are primarily for office space, vehicles, and power operated equipment in the gas distribution and non-regulated services segments. Additional payments will be incurred if renewal options are exercised under the provisions of certain agreements.

(c) These purchase obligations represent the minimum payments required under existing natural gas transportation and storage contracts and natural gas supply agreements in the utility gas distribution and non-regulated gas marketing segments. These amounts reflect fixed obligations as well as obligations to purchase natural gas at future market prices, calculated using September 30, 2005 NYMEX futures prices. Laclede Gas recovers the costs related to its purchases, transportation, and storage of natural gas through the operation of its Purchased

Gas Adjustment Clause, subject to prudence review; however, variations in the timing of collections of gas costs from customers affect short-term cash requirements. Additional contractual commitments are generally entered into prior to or during the heating season.

(d) These purchase obligations reflect miscellaneous agreements for the purchase of materials and the procurement of services necessary for normal operations.

(e) Commitments related to pension and postretirement benefit plans have been excluded from the table above. The Company expects to make contributions to its qualified, trusteed pension plans totaling $0.7 million in fiscal year 2006. Laclede Gas anticipates a $0.3 million contribution relative to its non-qualified pension plans during fiscal year 2006. With regard to the postretirement benefits, the Company anticipates Laclede Gas will contribute $8.2 million to the qualified trusts and $0.6 million directly to participants from Laclede Gas' funds during fiscal year 2006. For further discussion of the Company's pension and postretirement benefit plans, refer to Note 2, Pensions and Other Postretirement Benefits, of the Notes to Consolidated Financial Statements.

MARKET RISK

Laclede Gas adopted a risk management policy that provides for the purchase of natural gas financial instruments with the goal of managing price risk associated with purchasing natural gas on behalf of its customers. This policy prohibits speculation. Costs and cost reductions, including carrying costs, associated with the Utility's use of natural gas financial instruments are allowed to be passed on to the Utility's customers through the operation of its Purchased Gas Adjustment Clause, through which the MoPSC allows the Utility to recover gas supply costs. Accordingly, Laclede Gas does not expect any adverse earnings impact as a result of the use of these financial instruments. At September 30, 2005, the Utility held approximately 9.8 million MmBtu of futures contracts at an average price of $10.21 per MmBtu. Additionally, approximately 7.2 million MmBtu of other price risk mitigation was in place through the use of option-based strategies. These positions have various expiration dates, the longest of which extends through March 2006.

In the course of its business, Laclede Group's non-regulated marketing affiliate, LER, enters into fixed price commitments associated with the purchase or sale of natural gas. LER manages the price risk associated with these commitments by either closely matching the offsetting physical purchase or sale of natural gas at fixed prices or through the use of exchange-traded futures contracts to lock in margins. At September 30, 2005, LER's open positions were not material to Laclede Group's financial position or results of operations.

ENVIRONMENTAL MATTERS

Laclede Gas owns and operates natural gas distribution, transmission and storage facilities, the operations of which are subject to various environmental laws, regulations and interpretations. While environmental issues resulting from such operations arise in the ordinary course of business, such issues have not materially affected the Company's or Laclede Gas' financial position and results of operations. As environmental laws, regulations, and their interpretations change, however, Laclede Gas may be required to incur additional costs.

Environmental issues have arisen in the past, and may arise in the future, associated with sites formerly owned or operated by Laclede Gas and/or its predecessor companies, including facilities at which manufactured gas operations took place. Laclede Gas has been advised of the existence of three former manufactured gas plant ("MGP") sites that may require remediation and has worked with federal and state environmental regulators to address two of the three sites.

With regard to a former MGP site located in Shrewsbury, Missouri, Laclede Gas and state and federal environmental regulators have agreed upon certain remedial actions and those actions are essentially complete. Laclede Gas currently estimates the overall costs of these actions will be approximately $2.4 million. As of September 30, 2005, Laclede Gas has paid or reserved for these actions. If regulators require additional remedial actions or assert additional claims, Laclede Gas will incur additional costs.

Laclede Gas enrolled a second former MGP site into the Missouri Voluntary Cleanup Program (VCP). The VCP provides potential opportunities to minimize the cost of site cleanup while maximizing possibilities for site development. This site is located in, and is presently owned by, the City of St. Louis, Missouri. The City is exploring development options for the site. Laclede Gas also continues to evaluate options concerning this site. Laclede Gas currently estimates that the cost of site investigations, agency oversight and related legal and engineering consulting to be approximately $650,000. Laclede Gas has paid or reserved for these actions. Laclede Gas has requested that other former site owners and operators share in these costs. One party has agreed to participate and has reimbursed Laclede Gas to date for $190,000. Laclede Gas plans to seek proportionate reimbursement of all costs relative to this site from other potentially responsible parties to the extent practicable.

Laclede Gas has been advised that a third former MGP site may require remediation. Laclede Gas has not owned this site for many years. At this time, it is not known whether Laclede Gas will incur any costs in connection with environmental investigations of or remediation at the site, and if it does incur any such costs, what the amount of those costs would be.

While the amount of future costs relative to the actions Laclede Gas has taken at the Shrewsbury site pursuant to the current agreement with state and federal regulators may not be significant, the amount of costs relative to future remedial actions regulators may require at the Shrewsbury site and at the other sites is unknown and may be material.

Laclede Gas has notified its insurers that it seeks reimbursement for costs incurred in the past and future potential liabilities associated with the three MGP sites identified above. In response, the majority of insurers have reserved their rights. While some of the insurers have denied coverage, Laclede Gas continues to seek reimbursement from them. In June 2005, an outside consultant retained by Laclede Gas completed an analysis of the MGP sites to determine cost estimates for a one-time contractual transfer of risk from the insurers to the Company of environmental coverage for the MGP sites. That analysis demonstrated a range of possible future expenditures to investigate, monitor and remediate these MGP sites from $5.8 million to $36.3 million. This analysis is based upon currently available facts, existing technology and presently enacted laws and regulations. The actual costs that Laclede Gas may incur could be materially higher or lower depending upon several factors, including whether remedial actions will be required, final determination of any remedial actions, changing technologies and governmental regulations, the ultimate ability of other potentially responsible parties to pay and any insurance recoveries. Costs associated with environmental remediation activities are accrued when such costs are probable and reasonably estimable. As of the date of this report, Laclede Gas has recorded all such costs. However, it is possible that future events may require some level of additional remedial activities that, in turn, would require Laclede Gas to record additional costs.

Laclede Gas anticipates that any costs it may incur in the future to remediate these sites, less any amounts received as insurance proceeds or as contributions from other potentially responsible parties, would be deferred and recovered in rates through periodic adjustments approved by the MoPSC. Accordingly, potential liabilities associated with remediating the MGP sites are not expected to have a material impact on the future financial position and results of operations of Laclede Gas or the Company.

OFF-BALANCE SHEET ARRANGEMENTS

Laclede Group has no off-balance sheet arrangements.

Laclede Gas Company's Management Discussion and Analysis of Financial Condition is included in Exhibit 99.1.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

For this discussion, see the "Market Risk" subsection in Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29.

Item 8. Financial Statements and Supplementary Data

Management Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal controls over financial reporting. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management, including our Chief Executive Officer and Chief Financial Officer, conducted an assessment of the effectiveness of the Company's internal control over financial reporting as of September 30, 2005. In making this assessment, management used the criteria in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, management concluded that the Company's internal control over financial reporting was effective as of September 30, 2005. Management's assessment of the effectiveness of the Company's internal control over financial reporting as of September 30, 2005 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
The Laclede Group, Inc.:

We have audited management's assessment, included in the accompanying Management Report on Internal Control over Financial Reporting, that The Laclede Group, Inc. and its subsidiaries (the "Company") maintained effective internal control over financial reporting as of September 30, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of September 30, 2005, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2005, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended September 30, 2005, of the Company and our report dated November 18, 2005, expressed an unqualified opinion on those financial statements and financial statement schedule.

DELOITTE & TOUCHE LLP

St. Louis, Missouri
November 18, 2005

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
The Laclede Group, Inc.:

We have audited the accompanying consolidated balance sheets and statements of consolidated capitalization of The Laclede Group, Inc. and its subsidiaries (the "Company") as of September 30, 2005 and 2004, and the related statements of consolidated income, common shareholders' equity, comprehensive income, and cash flows for each of the three years in the period ended September 30, 2005. Our audits also included the financial statement schedule listed in the Index at Part IV, Item 15(a) 2. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Laclede Group, Inc. and its subsidiaries as of September 30, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2005, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of September 30, 2005, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 18, 2005, expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

DELOITTE &TOUCHE LLP

St. Louis, Missouri
November 18, 2005

Item 8. Financial Statements and Supplementary Data

THE LACLEDE GROUP, INC.
STATEMENTS OF CONSOLIDATED INCOME

(Thousands, Except Per Share Amounts) Years Ended September 30	2005	2004	2003
Operating Revenues:			
Regulated			
Gas distribution	$ 978,195	$ 868,905	$ 774,772
Non-Regulated			
Services	141,478	104,239	100,168
Gas marketing	469,559	270,328	163,861
Other	7,800	6,848	11,529
Total Operating Revenues	1,597,032	1,250,320	1,050,330
Operating Expenses:			
Regulated			
Natural and propane gas	676,931	575,691	483,742
Other operation expenses	125,364	121,596	118,550
Maintenance	19,226	18,705	18,759
Depreciation and amortization	23,036	22,385	22,229
Taxes, other than income taxes	62,859	60,077	56,102
Total regulated operating expenses	907,416	798,454	699,382
Non-Regulated			
Services	129,636	99,511	102,093
Gas marketing	462,348	265,394	159,105
Other	7,803	6,400	10,615
Total Operating Expenses	1,507,203	1,169,759	971,195
Operating Income	89,829	80,561	79,135
Other Income and (Income Deductions) – Net	1,606	3,635	1,135
Interest Charges:			
Interest on long-term debt	22,835	22,010	20,169
Interest on long-term debt to unconsolidated affiliate trust	3,573	3,573	2,828
Other interest charges	4,141	3,231	3,974
Total Interest Charges	30,549	28,814	26,971
Income Before Income Taxes	60,886	55,382	53,299
Income Tax Expense	20,761	19,264	18,652
Net Income	40,125	36,118	34,647
Dividends on Redeemable Preferred Stock – Laclede Gas	55	62	62
Net Income Applicable to Common Stock	$ 40,070	$ 36,056	$ 34,585
Average Number of Common Shares Outstanding	21,080	19,783	19,022
Basic Earnings Per Share of Common Stock	$1.90	$1.82	$1.82
Diluted Earnings Per Share of Common Stock	$1.90	$1.82	$1.82

See the accompanying notes to consolidated financial statements.

THE LACLEDE GROUP, INC.
STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME

(Thousands) Years Ended September 30	2005	2004	2003
Net Income Applicable to Common Stock	$ 40,070	$ 36,056	$ 34,585
Other Comprehensive Income (Loss), Before Tax:			
Net gains (losses) on cash flow hedging derivative instruments:			
Net hedging gain (loss) arising during the period	(11,760)	(4,809)	1,184
Reclassification adjustment for (gains) losses included in net income	3,059	1,977	(366)
Net unrealized gains (losses) on cash flow hedging derivative instruments	(8,701)	(2,832)	818
Minimum pension liability adjustment	(1,233)	344	(396)
Other Comprehensive Income (Loss), Before Tax	(9,934)	(2,488)	422
Income Tax Expense (Benefit) Related to Items of Other Comprehensive Income (Loss)	(3,838)	(961)	163
Other Comprehensive Income (Loss), Net of Tax	(6,096)	(1,527)	259
Comprehensive Income	$ 33,974	$ 34,529	$ 34,844

See the accompanying notes to consolidated financial statements.

THE LACLEDE GROUP, INC.
CONSOLIDATED BALANCE SHEETS

(Thousands) September 30	2005	2004
Assets		
Utility Plant	$1,105,733	$1,070,522
Less – Accumulated depreciation and amortization	426,280	423,647
Net Utility Plant	679,453	646,875
Goodwill	28,124	28,124
Non-utility property (net of accumulated depreciation and amortization, 2005, $13,358; 2004, $12,661)	11,791	10,038
Other investments	37,825	36,044
Other Property and Investments	49,616	46,082
Current Assets:		
Cash and cash equivalents	6,013	13,854
Accounts receivable:		
Gas customers – billed and unbilled	77,268	76,223
Other	91,189	51,822
Less – Allowances for doubtful accounts	(11,813)	(10,362)
Inventories:		
Natural gas stored underground at LIFO cost	159,643	131,773
Propane gas at FIFO cost	19,980	15,808
Materials, supplies and merchandise at average cost	4,985	4,714
Derivative instrument assets	20,325	16,857
Unamortized purchased gas adjustments	31,261	19,618
Deferred income taxes	-	1,321
Prepayments and other	25,275	16,008
Total Current Assets	424,126	337,636
Deferred Charges:		
Prepaid pension cost	82,557	92,026
Regulatory assets	115,950	104,703
Other	5,247	9,849
Total Deferred Charges	203,754	206,578
Total Assets	$1,385,073	$1,265,295

(Thousands) September 30	2005	2004
Capitalization and Liabilities		
Capitalization:		
Common stock equity	$ 366,525	$ 355,915
Redeemable preferred stock (less current sinking fund requirements) – Laclede Gas	948	1,108
Long-term debt to unconsolidated affiliate trust	46,400	46,400
Long-term debt (less current portion) – Laclede Gas	294,033	333,936
Total Capitalization	707,906	737,359
Current Liabilities:		
Notes payable	70,605	71,380
Accounts payable	138,404	68,366
Advance customer billings	30,688	23,620
Current portion of long-term debt and preferred stock	40,061	25,145
Wages and compensation accrued	14,113	15,596
Dividends payable	7,369	7,214
Customer deposits	13,229	10,661
Interest accrued	10,216	10,920
Taxes accrued	23,550	16,725
Deferred income taxes current	1,822	-
Other	15,503	13,003
Total Current Liabilities	365,560	262,630
Deferred Credits and Other Liabilities:		
Deferred income taxes	186,236	189,626
Unamortized investment tax credits	4,678	5,010
Pension and postretirement benefit costs	24,529	20,484
Regulatory liabilities	74,506	28,210
Other	21,658	21,976
Total Deferred Credits and Other Liabilities	311,607	265,306
Commitments and Contingencies (Note 15)		
Total Capitalization and Liabilities	$1,385,073	$1,265,295

See the accompanying notes to consolidated financial statements.

THE LACLEDE GROUP, INC.
STATEMENTS OF CONSOLIDATED CAPITALIZATION

(Thousands, Except Per Share Amounts) September 30	2005	2004
Common Stock Equity:		
Common stock, par value $1 per share:		
Authorized – 2005 and 2004, 70,000,000 shares		
Issued - 2005, 21,172,009 shares; and		
2004, 20,981,165 shares	$ 21,172	$ 20,981
Paid-in capital	121,505	116,058
Retained earnings	231,551	220,483
Accumulated other comprehensive loss	(7,703)	(1,607)
Total Common Stock Equity	366,525	355,915
Redeemable Preferred Stock – Laclede Gas,		
par value $25 per share (1,480,000 shares authorized)		
Issued and outstanding:		
5% Series B - 2005, 34,452 shares; and		
2004, 44,192 shares	800	960
4.56% Series C - 2005 and 2004, 5,906 shares	148	148
Total Redeemable Preferred Stock	948	1,108
Long-Term Debt to Unconsolidated Affiliate Trust	46,400	46,400
Long-Term Debt – Laclede Gas:		
First mortgage bonds:		
8-5/8% Series, due May 15, 2006	-	40,000
7-1/2% Series, due November 1, 2007	40,000	40,000
6-1/2% Series, due November 15, 2010	25,000	25,000
6-1/2% Series, due October 15, 2012	25,000	25,000
5-1/2% Series, due May 1, 2019	50,000	50,000
7% Series, due June 1, 2029	25,000	25,000
7.90% Series, due September 15, 2030	30,000	30,000
6% Series, due May 1, 2034	100,000	100,000
Total	295,000	335,000
Unamortized discount, net of premium,		
on long-term debt	(967)	(1,064)
Total Long-Term Debt – Laclede Gas	294,033	333,936
Total	$707,906	$737,359

Long-term debt and preferred stock dollar amounts are exclusive of current portion.

See the accompanying notes to consolidated financial statements.

THE LACLEDE GROUP, INC.
CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY

(Thousands, Except for Shares)	Common Stock Issued		Paid-in	Retained	Accum. Other	
	Shares	Amount	Capital	Earnings	Comp. Income	Total
BALANCE OCTOBER 1, 2002	18,921,287	$18,921	$ 64,667	$202,517	$ (339)	$285,766
Net Income Applicable to Common Stock	-	-	-	34,585	-	34,585
Dividend reinvestment plan	161,115	161	3,793	-	-	3,954
Dividends declared:						
Common stock ($1.34 per share)	-	-	-	(25,492)	-	(25,492)
Other comprehensive income (loss)	-	-	-	-	259	259
BALANCE SEPTEMBER 30, 2003	19,082,402	$19,082	$ 68,460	$211,610	$ (80)	$299,072
Net Income Applicable to Common Stock	-	-	-	36,056	-	36,056
Common stock offering	1,725,000	1,725	43,003	-	-	44,728
Dividend reinvestment plan	138,213	138	3,809	-	-	3,947
Equity plan	35,550	36	800	-	-	836
Dividends declared:						
Common stock ($1.355 per share)	-	-	-	(27,183)	-	(27,183)
Other comprehensive income (loss)	-	-	-	-	(1,527)	(1,527)
Other	-	-	(14)	-	-	(14)
BALANCE SEPTEMBER 30, 2004	20,981,165	$20,981	$116,058	$220,483	$ (1,607)	$355,915
Net Income Applicable to Common Stock	-	-	-	40,070	-	40,070
Common stock offering	-	-	(96)	-	-	(96)
Dividend reinvestment plan	131,144	131	3,839	-	-	3,970
Equity plan	59,700	60	1,428	-	-	1,488
Tax benefit – stock compensation	-	-	263	-	-	263
Dividends declared:						
Common stock ($1.375 per share)	-	-	-	(29,002)	-	(29,002)
Other comprehensive income (loss)	-	-	-	-	(6,096)	(6,096)
Other	-	-	13	-	-	13
BALANCE SEPTEMBER 30, 2005	21,172,009	$21,172	$121,505	$231,551	$ (7,703)	$366,525

See the accompanying notes to consolidated financial statements.

THE LACLEDE GROUP, INC.
STATEMENTS OF CONSOLIDATED CASH FLOWS

(Thousands) Years Ended September 30	2005	2004	2003
Operating Activities:			
Net Income	$ 40,125	$ 36,118	$ 34,647
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	26,645	25,572	25,615
Deferred income taxes and investment tax credits	424	15,568	15,412
Other - net	709	256	502
Changes in assets and liabilities:			
Accounts receivable – net	(38,961)	(13,349)	(14,856)
Unamortized purchased gas adjustments	(11,643)	(25,483)	(17,111)
Deferred purchased gas costs	44,575	41,022	(21,461)
Accounts payable	70,038	2,365	20,294
Advance (delayed) customer billings - net	7,068	8,259	(9,471)
Taxes accrued	6,825	3,514	3,396
Natural gas stored underground	(27,870)	(14,542)	(40,110)
Other assets and liabilities	(14,843)	4,817	(5,886)
Net cash provided by (used in) operating activities	103,092	84,117	(9,029)
Investing Activities:			
Capital expenditures	(60,203)	(51,309)	(51,112)
Net investment in trusts	(1,334)	(2,221)	(1,099)
Other investments	144	1,885	685
Net cash used in investing activities	(61,393)	(51,645)	(51,526)
Financing Activities:			
Issuance of first mortgage bonds	-	150,000	-
Maturity/Redemption of first mortgage bonds	(25,000)	(50,000)	(25,000)
Issuance (repayment) of short-term debt - net	(775)	(146,820)	56,530
Issuance of common stock	5,375	49,497	3,954
Dividends paid	(28,896)	(26,494)	(25,500)
Issuance of long-term debt to unconsolidated affiliate trust	-	-	45,000
Preferred stock reacquired	(244)	(5)	(8)
Other	-	(2,087)	-
Net cash (used in) provided by financing activities	(49,540)	(25,909)	54,976
Net (Decrease) Increase in Cash and Cash Equivalents	(7,841)	6,563	(5,579)
Cash and Cash Equivalents at Beginning of Year	13,854	7,291	12,870
Cash and Cash Equivalents at End of Year	$ 6,013	$ 13,854	$ 7,291
Supplemental Disclosure of Cash Paid During the Year for:			
Interest	$ 30,313	$ 24,325	$ 26,183
Income taxes	12,167	376	156

See the accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

THE LACLEDE GROUP, INC.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION - The consolidated financial statements include the accounts of The Laclede Group, Inc. (Laclede Group or the Company) and its subsidiary companies. All subsidiaries are wholly owned. Laclede Gas Company (Laclede Gas or the Utility) and other subsidiaries of Laclede Group may engage in related party transactions during the ordinary course of business. All significant intercompany balances have been eliminated from the consolidated financial statements of Laclede Group except that certain intercompany transactions with Laclede Gas are not eliminated in accordance with the provisions of Statement of Financial Accounting Standard (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation." Those types of transactions include sales of natural gas from Laclede Gas to Laclede Energy Resources, Inc. (LER), services performed by SM&P Utility Resources, Inc. (SM&P) to locate and mark underground facilities for Laclede Gas, sales of natural gas from LER to Laclede Gas, and sales of propane by Laclede Pipeline Company to Laclede Gas. These revenues are shown on the Intersegment revenues lines in the table included in Note 14 under Regulated Gas Distribution, Non-Regulated Services, Non-Regulated Gas Marketing, and Non-Regulated Other columns respectively.

Investment in Unconsolidated Affiliate Trust – Laclede Group formed a wholly owned trust, Laclede Capital Trust I (Trust) for the sole purpose of issuing preferred securities and lending the gross proceeds to its parent, Laclede Group. The sole assets of the Trust are debentures of Laclede Group.

On December 16, 2002, Laclede Group invested $1.4 million in common securities of the Trust and the Trust issued $45 million of 7.70% Trust Preferred Securities with a liquidation value of $25 per share due December 1, 2032. The Trust Preferred Securities can be redeemed on or after December 16, 2007. All of the proceeds from the sale of the Trust Preferred Securities, along with the Trust common securities, were invested by the Trust in debentures of Laclede Group, totaling $46.4 million, with the same economic terms as the Trust Preferred Securities.

Prior to the adoption of Financial Accounting Standards Board Interpretation No. 46 (Revised December 2003) (FIN 46R), "Consolidation of Variable Interest Entities," the Trust was consolidated in the financial statements of Laclede Group. Concurrent with the adoption of FIN 46R, the Trust was deconsolidated during the quarter ended March 31, 2004. The Consolidated Balance Sheets were modified to include Investments in Unconsolidated Subsidiaries of $1.4 million representing Laclede Group's common securities investment in the Trust and to reflect Laclede Group's obligations related to the debentures totaling $46.4 million. The common securities investment is included on the Other Investments line on the Consolidated Balance Sheets. As permitted under FIN 46R, the Trust has been deconsolidated for prior periods and presented to be consistent with the current presentation.

NATURE OF OPERATIONS - Laclede Group is an exempt holding company under the Public Utility Holding Company Act of 1935. Laclede Gas, Laclede Group's largest subsidiary and core business unit, is a public utility engaged in the retail distribution and sale of natural gas. Laclede Gas serves an area in eastern Missouri, with a population of approximately 2.0 million, including the City of St. Louis, St. Louis County, and parts of eight other counties. As an adjunct to its gas distribution business, Laclede Gas operates underground natural gas storage fields. SM&P is one of the nation's major underground locating and marking service businesses. SM&P is headquartered in Carmel, Indiana and operates in the midwestern states. LER is a wholly-owned subsidiary engaged in non-regulated efforts to market natural gas and related activities. The activities of other wholly-owned subsidiaries are described in Note 14, Information by Operating Segment.

USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SYSTEM OF ACCOUNTS - The accounts of Laclede Gas are maintained in accordance with the uniform system of accounts prescribed by the Missouri Public Service Commission (MoPSC or Commission), which system substantially conforms to that prescribed by the Federal Energy Regulatory Commission.

UTILITY PLANT, DEPRECIATION AND AMORTIZATION - Utility plant is stated at original cost. The cost of additions to utility plant includes contracted work, direct labor and materials, allocable overheads, and an allowance for funds used during construction. The costs of units of property retired, replaced, or renewed are removed from utility plant and are charged to accumulated depreciation. Maintenance and repairs of property and replacement and renewal of items determined to be less than units of property are charged to maintenance expenses. Effective December 1, 2001, the MoPSC ordered the cost of removing retired utility plant to be recovered as an expense when incurred rather than being included in depreciation rates. Prior to December 1, 2001, the Utility's removal costs, net of salvage, were charged to accumulated depreciation. As ordered by the MoPSC, Laclede Gas instituted lower depreciation rates effective December 1, 2001 and began expensing all removal costs, net of salvage, as incurred. These costs are included in the Other Operation Expenses line on the income statement. Effective July 1, 2002, the MoPSC ordered the negative amortization on a straight-line basis of a portion of the Utility's depreciation reserve, amounting to $3.4 million annually, until implementation of rates in the Utility's next rate proceeding during which the parties agreed to review the depreciation issue in light of implementation of SFAS No. 143, "Accounting for Asset Retirement Obligations." Minor changes in depreciation rates were implemented January 1, 2003, as authorized by the MoPSC. In January 2005, the Commission issued an Order in the Utility's 1999 rate case relative to the calculation of its depreciation rates with regard to cost of removal. In accordance with the provisions of the Order, Laclede Gas increased certain of its depreciation rates effective February 1, 2005 resulting in higher annual depreciation expense totaling $2.3 million. That same Order also required that operating expenses related to actual removal costs, which the Utility began expensing as incurred in fiscal year 2002, be reduced by $2.3 million annually. As such, the Order had no effect on income or the recovery of depreciation expenses during fiscal year 2005.

The recent settlement of the Utility's 2005 rate proceeding fully implements Laclede Gas' depreciation method that was confirmed by the Commission in January 2005. Pursuant to the terms of the rate case settlement, higher depreciation rates will become effective January 1, 2006, reflecting, in part, an accrual for future removal costs, including costs related to interim retirements. In light of the outcomes of the recent Commission Order and rate case settlement, the Utility is conducting a study to quantify the amount of accrued asset removal costs previously recovered through rates in excess of actual costs incurred. Management anticipates that this amount will be reclassified on the Balance Sheets from "accumulated depreciation and amortization" to "regulatory liabilities" pursuant to SFAS No. 143 and SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation," when such study is completed during fiscal year 2006.

Utility plant is depreciated on a straight-line basis at rates based on estimated service lives of the various classes of property. Annual depreciation and amortization in 2005, 2004 and 2003 averaged approximately 2.5%, 2.6% and 2.7%, respectively, of the original cost of depreciable and amortizable property.

REGULATED OPERATIONS - Laclede Gas accounts for its regulated operations in accordance with SFAS No. 71. This statement sets forth the application of accounting principles generally accepted in the United States of America for those companies whose rates are established by or are subject to approval by an independent third-party regulator. The provisions of SFAS No. 71 require, among other things, that financial statements of a regulated enterprise reflect the actions of regulators, where appropriate. These actions may result in the recognition of revenues and expenses in time periods that are different than non-regulated enterprises. When this occurs, costs are deferred as assets in the balance sheet (regulatory assets) and recorded as expenses when those amounts are reflected in rates. Also, regulators can impose liabilities upon a regulated company for amounts previously collected from customers and for recovery of costs that are expected to be incurred in the future (regulatory liabilities).

The following regulatory assets and regulatory liabilities were reflected in the Consolidated Balance Sheets as of September 30:

(Thousands)	2005	2004
Regulatory Assets:		
Future income taxes due from customers	$ 66,271	$ 62,834
Pension and postretirement benefit costs	36,116	27,480
Unamortized purchased gas adjustments	31,261	19,618
Compensated absences	6,893	6,706
Other	6,670	7,751
Total Regulatory Assets	$147,211	$124,389
Regulatory Liabilities:		
Unamortized investment tax credits	$ 4,678	$ 5,010
Purchased gas costs	71,848	27,273
Other	2,658	937
Total Regulatory Liabilities	$ 79,184	$ 33,220

As authorized by the MoPSC, Laclede Gas discontinued deferring certain costs for future recovery, as expenses associated with those specific areas were included in approved rates effective December 27, 1999. Previously deferred costs of $10.5 million are being recovered and amortized on a straight-line basis over a fifteen-year period, without return on investment. Approximately $4.0 million has been amortized from December 27, 1999 through September 30, 2005. Previously deferred costs of $2.1 million are being recovered and amortized on a straight-line basis over a ten-year period, without return on investment. Approximately $1.2 million has been amortized from December 27, 1999 through September 30, 2005. The Commission also authorized previously deferred costs of $2.8 million and $0.3 million to be recovered and amortized on a straight-line basis over a ten-year period, without return on investment, effective December 1, 2001 and November 9, 2002, respectively. Approximately $1.1 million and $0.1 million has been amortized, respectively, through September 30, 2005.

In light of the outcomes of the recent Commission Order and rate case settlement as described in Note 1 – Utility Plant, Depreciation and Amortization, the Utility is conducting a study to quantify the amount of accrued asset removal costs previously recovered through rates in excess of actual costs incurred. Management anticipates that this amount will be reclassified on the Balance Sheets from "accumulated depreciation and amortization" to "regulatory liabilities" pursuant to SFAS No. 143 and SFAS No. 71, and will be disclosed in the table above, when such study is completed during fiscal year 2006.

NATURAL GAS STORED UNDERGROUND - Inventory of Utility natural gas in storage is priced on a last-in, first-out (LIFO) basis. The replacement cost of natural gas stored underground for current use at September 30, 2005 exceeded the LIFO cost by $103.0 million and at September 30, 2004 exceeded the LIFO cost by $6.5 million. The inventory carrying value is not adjusted to the lower of cost or market prices because, pursuant to the Laclede Gas Purchased Gas Adjustment (PGA) Clause, actual gas costs are recovered in customer rates.

REVENUE RECOGNITION – Laclede Gas reads meters and bills its customers on a monthly cycle billing basis. The Utility records its regulated gas distribution revenues from gas sales and transportation service on an accrual basis that includes estimated amounts for gas delivered, but not yet billed. The accruals for unbilled revenues are reversed in the subsequent accounting period when meters are actually read and customers are billed. The amount of accrued unbilled revenue at September 30, 2005 and 2004, for the Utility, was $11.4 million and $8.8 million, respectively. After accrual of related gas cost expense, the accrued pre-tax net revenues at September 30, 2005 and 2004 were $4.8 million and $4.2 million, respectively.

SM&P, LER and Laclede Group's other non-regulated subsidiaries record revenues when earned, either when the product is delivered or when services are performed.

In the course of its business, Laclede Group's non-regulated marketing affiliate, LER, enters into fixed price commitments associated with the purchase or sale of natural gas. LER's fixed price energy contracts are designated as normal purchases and normal sales, as defined in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." As such, those contracts are accounted for as executory contracts and recorded on an accrual basis. Revenues are recorded using a gross presentation.

PURCHASED GAS ADJUSTMENTS AND DEFERRED ACCOUNT - The PGA Clause allows Laclede Gas to flow through to customers, subject to prudence review, the cost of purchased gas supplies. The Utility is allowed to file to modify, on a periodic basis, the level of gas costs in its PGA. Currently, the MoPSC allows Laclede Gas to adjust the gas cost component of its rates in order to better match customer billings with market natural gas prices. Currently, the tariffs allow scheduled gas cost adjustments in November, January, March and June. The MoPSC clarified that costs, cost reductions and carrying costs associated with the Utility's use of natural gas financial instruments are gas costs recoverable through the PGA mechanism.

The provisions of the PGA Clause also include operation of the gas supply cost management program, whereby Laclede Gas is permitted to share in certain costs savings related to its natural gas procurement activities.

Pursuant to the provisions of the PGA Clause, the difference between actual costs incurred and costs recovered through the application of the PGA (including costs, cost reductions, and carrying costs associated with the use of financial instruments), and amounts due to or from customers related to the operation of the gas supply cost management program are reflected as a deferred charge or credit until fiscal year end. At that time, the balance is classified as a current asset or liability and is recovered from or credited to customers over an annual period commencing in November. The balance in the current account is amortized as amounts are reflected in customer billings.

INCOME TAXES - Laclede Group and its subsidiaries have elected, for tax purposes only, various accelerated depreciation provisions of the Internal Revenue Code. In addition, certain other costs are expensed currently for tax purposes while being deferred for book purposes. The provision for current income taxes reflects the tax treatment of these items. Laclede Group companies record deferred tax liabilities and assets measured by enacted tax rates for the net tax effect of all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes, and the amounts used for income tax purposes. Changes in enacted tax rates, if any, and certain property basis differences will be reflected by entries to regulatory asset or liability accounts for regulated companies, and will be reflected as income or loss for non-regulated companies.

Laclede Gas' investment tax credits utilized prior to 1986 have been deferred and are being amortized in accordance with regulatory treatment over the useful life of the related property.

CASH AND CASH EQUIVALENTS - All highly liquid debt instruments purchased are considered to be cash equivalents. Such instruments are carried at cost, which approximates market value.

EARNINGS PER COMMON SHARE - Basic earnings per common share is computed by dividing income available for common stock by the weighted average number of shares outstanding for the period. Diluted earnings per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. The only potentially dilutive securities the Company had outstanding at September 30, 2005 were stock options and unvested restricted stock. The diluted weighted average shares outstanding, as shown in Note 5, reflects the potential dilution as a result of these stock options and unvested restricted stock as determined using the Treasury Stock Method. Stock options that are antidilutive are excluded from the calculation of diluted earnings per share.

STOCK-BASED COMPENSATION – The Laclede Group Equity Incentive Plan was approved at the annual meeting of shareholders of Laclede Group on January 30, 2003. The purpose of the Equity Incentive Plan is to provide a more competitive compensation program and to attract and retain those executives and other key employees essential to achieve the Company's strategic objectives. To accomplish this purpose, the Compensation Committee of the board of directors may grant awards under the Equity Incentive Plan that may be earned by achieving performance objectives and/or other criteria as determined by the Compensation Committee. Under the terms of the Equity Incentive Plan, key employees of the Company and its subsidiaries, as determined by the sole discretion of the administrator, will be eligible to receive (a) restricted shares of common stock, (b) performance awards, (c) stock options exercisable into shares of common stock, (d) stock appreciation rights, and (e) stock units, as well as any other stock-based awards not inconsistent with the Equity Incentive Plan. Each award under the Equity Incentive Plan shall have a minimum vesting period of at least one year. The total number of shares that may be issued pursuant to awards under the Equity Incentive Plan may not exceed 1,250,000.

During fiscal year 2004, the Company granted 1,500 shares of restricted stock at a weighted average fair value of $28.85 per share. These shares have restrictions on vesting, sale and transferability. The restrictions lapse with the passage of time. The Company held the certificates for restricted stock until the shares fully vested in November 2005. In the interim, the participant received full dividends and voting rights. Restricted stock awards are recorded at the market value on the date of the grant. Compensation cost charged against income for the twelve months ended September 30, 2005 and September 30, 2004 was approximately $13,000, and $12,000 respectively, net of tax effects.

During the twelve months ended September 30, 2005, the Company granted 234,000 non-qualified stock options to employees at an exercise price of $30.95 per share. These options were not exercisable before November 4, 2005. During the twelve months ended September 30, 2004, the Company granted 224,000 non-qualified stock options at an exercise price of $28.85 per share. These options were not exercisable before November 8, 2004. During the twelve months ended September 30, 2003, the Company granted 221,500 non-qualified stock options at an exercise price of $23.27 per share. These options were not exercisable before February 6, 2004. The stock options vest one-fourth each year for four years after the date of the grant. The Company accounts for the Equity Incentive Plan under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. No compensation expense has been recognized in net income, as all options granted under the Equity Incentive Plan had an exercise price equal to the market value of the Company's stock on the date of the grant.

Stock option activity for the years ended September 30, 2005, September 30, 2004, and September 30, 2003 is presented below:

	Shares	Weighted Average Exercise Price
Outstanding at October 1, 2002	-	-
Granted	221,500	$23.27
Exercised	-	-
Forfeited	(12,500)	23.27
Outstanding at September 30, 2003	209,000	$23.27
Exercisable at September 30, 2003	-	-
Granted	224,000	$28.85
Exercised	(34,050)	23.27
Forfeited	(5,750)	24.24
Outstanding at September 30, 2004	393,200	$26.43
Exercisable at September 30, 2004	17,200	$23.27
Granted	234,000	$30.95
Exercised	(59,700)	24.91
Forfeited	(6,250)	27.96
Outstanding at September 30, 2005	561,250	$28.46
Exercisable at September 30, 2005	63,750	$26.60

Exercise prices of options outstanding at September 30, 2005 range from $23.27 to $30.95. The weighted-average contractual life of these options is 8.3 years. The closing price of the Company's common stock was $32.49 at September 30, 2005.

If compensation expense had been determined based on the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share of common stock would have been reduced to the amounts shown in the following table. The weighted-average fair value of options granted during the twelve months ended September 30, 2005, 2004, and 2003 is $6.73 per option, $6.22 per option, and $4.33 per option respectively. The estimated fair value of options would be amortized to expense over the options' vesting period and restricted stock would be expensed on the grant date.

(Thousands, Except Per Share Amounts)	2005	2004	2003
Net income applicable to common stock, as reported	$40,070	$36,056	$34,585
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of tax effects	547	343	93
Pro forma net income applicable to common stock	$39,523	$35,713	$34,492
Earnings per share:			
Basic – as reported	$1.90	$1.82	$1.82
Diluted – as reported	$1.90	$1.82	$1.82
Basic – pro forma	$1.87	$1.80	$1.81
Diluted – pro forma	$1.87	$1.80	$1.81

The fair value of the options granted during the twelve months ended September 30, 2005, September 30, 2004, and September 30, 2003 was estimated at the date of grant using a binomial option-pricing model with the following assumptions:

	2005	2004	2003
Risk free interest rate	4.10%	4.30%	4.00%
Expected dividend yield of stock	4.40%	4.60%	5.70%
Expected volatility of stock	25.00%	25.00%	25.00%
Expected life of option	96 months	96 months	96 months

NEW ACCOUNTING STANDARDS – In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 151, "Inventory Costs." This Statement amends the guidance in Accounting Research Bulletin (ARB) No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. The provisions of this Statement shall be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect adoption of this Statement to have a material effect on the financial position or results of operations of the Company.

In December 2004, the FASB issued SFAS No. 123 (revised 2004) (123(R)), "Share-Based Payment." This Statement is a revision to SFAS No. 123, and establishes standards for the accounting for transactions in which an entity obtains employee services in share-based payment transactions. This Statement supersedes Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and its related implementation guidance. Through fiscal year 2005, the Company accounted for its Equity Incentive Plan in accordance with APB Opinion No. 25, and provided pro forma disclosures in the Notes to Consolidated Financial Statements regarding the effect on net income and earnings as if compensation expense had been determined based on the fair value recognition provisions of SFAS No. 123. SFAS No. 123(R) was to be effective for public entities that do not file as small business issuers as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. However, in April 2005, the Securities and Exchange Commission (SEC) amended the compliance date to allow companies to implement SFAS No. 123(R) at the beginning of their next fiscal year. The Company will implement the provisions of this Statement on a modified prospective basis effective October 1, 2005. The Company does not expect the adoption of this Statement to have a material effect on the financial position or results of operations of the Company.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets." This Statement is an amendment of APB Opinion No. 29, "Accounting for Nonmonetary Transactions." The guidance in APB Opinion No. 29 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. This Statement amends APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The provisions of this Statement became effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Adoption of this Statement had no effect on the financial position or results of operations of the Company.

In March 2005, the FASB issued Interpretation No. 47 (FIN 47), "Accounting for Conditional Asset Retirement Obligations." FIN 47 clarifies the manner in which uncertainties concerning the timing and method of settlement of an asset retirement obligation, as used in SFAS No. 143, "Accounting for Asset Retirement Obligations," should be accounted for. This Interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The Company is currently evaluating the provisions of this Interpretation.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Correction." This Statement replaces APB Opinion No. 20, "Accounting Changes," and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements." SFAS No. 154 sets forth new guidelines on accounting for voluntary changes in accounting principle and requires certain disclosures. It also applies to the unusual situation in which an accounting pronouncement is issued but does not include specific transition guidelines. This Statement requires such accounting principle changes to be applied retrospectively to all prior periods presented and an adjustment to the balance of assets or liabilities affected along with an offsetting adjustment to retained earnings for the cumulative effect on periods prior to those presented. This Statement carries forward without change the guidance in APB Opinion No. 20 for reporting the correction of an error and a change in accounting estimate. This Statement is effective for fiscal years beginning after December 15, 2005. The Company is currently evaluating the provisions of this Statement.

RECLASSIFICATION - Certain prior-period amounts have been reclassified to conform to current-period presentation.

2. PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS

Pension Plans

Laclede Gas has non-contributory defined benefit, trusteed forms of pension plans covering substantially all employees over the age of twenty-one. Benefits are based on years of service and the employee's compensation during the last three years of employment. Pension cost in 2005, 2004 and 2003 amounted to $4.5, $4.5 and $2.2 million, respectively, including amounts recorded in construction.

The net periodic pension costs include the following components:

(Thousands)	2005	2004	2003
Service cost - benefits earned during the period	$ 11,196	$ 11,107	$ 9,060
Interest cost on projected benefit obligation	15,977	16,231	16,600
Expected return on plan assets	(21,164)	(22,499)	(22,601)
Amortization of transition obligation	-	-	(236)
Amortization of prior service cost	1,234	1,324	1,392
Amortization of actuarial loss	2,921	3,803	1,338
Sub-Total	$ 10,164	$ 9,966	$ 5,553
Loss on lump-sum settlement	-	8,109	273
Regulatory adjustment	(5,635)	(13,583)	(3,582)
Net pension cost	$ 4,529	$ 4,492	$ 2,244

Effective with the implementation of rates (from the 1999 rate case) on December 27, 1999, the Commission authorized amounts that were deferred pursuant to provisions in previous rate cases to be included in rates without return on investment and amortized over a fifteen-year period.

The return on plan assets is based on market-related value of plan assets implemented prospectively over a four-year period beginning October 1, 2002. Unrecognized gains or losses are amortized only to the extent that such gain or loss exceeds 10% of the greater of the projected benefit obligation or the market-related value of plan assets. Such excess is amortized over the average remaining service life of active participants.

Pursuant to the provisions of the Laclede Gas pension plans, pension obligations may be paid in the form of lump-sum cash payments. Lump-sum payments are recognized as settlements only if the total of such payments exceeds 100% of the sum of service and interest costs. There were no lump-sum payments recognized as settlements in fiscal year 2005. Lump-sum payments recognized as settlements totaled $32.7 million and $0.5 million in fiscal years 2004 and 2003, respectively.

Changes in the minimum pension liability resulted in charges/(credits) to Other Comprehensive Income of $4.3 million in fiscal year 2005, $(0.7) million in fiscal year 2004, and $5.1 million in fiscal year 2003.

In the Utility's 2002 rate case, the Commission ordered that the recovery in rates for qualified pension plans is based on the ERISA minimum contribution of zero effective October 1, 2002, and on the ERISA minimum contribution of zero plus $3.4 million effective July 1, 2003. The difference between this amount and pension expense as calculated pursuant to the above and included in the Statements of Consolidated Income and Statements of Consolidated Comprehensive Income is deferred as a regulatory asset or liability.

The following table sets forth the reconciliation of the beginning and ending balances of the pension benefit obligation recognized in the Consolidated Balance Sheets at September 30:

(Thousands)	2005	2004
Benefit obligation at beginning of year	$252,583	$ 268,439
Service cost	11,196	11,107
Interest cost	15,977	16,231
Plan amendments	-	(55)
Actuarial (gain) loss	70,732	(2,825)
Settlements	-	(32,677)
Gross benefits paid	(23,286)	(7,637)
Benefit obligation at end of year	$327,202	$ 252,583
Accumulated benefit obligation at end of year	$261,921	$ 199,819

The following table sets forth the reconciliation of the beginning and ending balances of the fair value of plan assets recognized in the Consolidated Balance Sheets at September 30:

(Thousands)	2005	2004
Fair value of plan assets at beginning of year	$ 259,478	$ 274,542
Actual return on plan assets	36,238	24,980
Employer contributions	352	270
Settlements	-	(32,677)
Gross benefits paid	(23,286)	(7,637)
Fair value of plan assets at end of year	$ 272,782	$259,478
Funded status at end of year	$(54,420)	$ 6,896
Unrecognized net actuarial loss	118,263	65,525
Unrecognized prior service cost	14,650	15,884
Fourth quarter contribution adjustment	56	56
Net amount recognized at end of year	$ 78,549	$ 88,361
Amounts recognized in the Consolidated Balance Sheets consist of:		
Prepaid pension cost	$ 80,232	$ 88,607
Accrued benefit liability	(11,509)	(5,827)
Intangible asset	633	691
Regulatory adjustment	7,356	4,286
Accumulated other comprehensive income	1,837	604
Net amount recognized at end of year	$ 78,549	$ 88,361

The pension benefit obligation and the fair value of plan assets are based on a June 30 measurement date. The assumptions used to calculate net periodic pension costs are as follows:

	2005	2004	2003
Weighted average discount rate	6.25%	6.00%	7.25%
Weighted average rate of future compensation increase	3.25%	3.00%	4.00%
Expected long-term rate of return on plan assets	8.50%	8.50%	8.50%

The weighted average discount rate is based on long-term, high quality bond indices at the measurement date. The expected long-term rate of return on plan assets is based on historical and projected rates of return for current and planned asset classes in the investment portfolio. Assumed projected rates of return for each asset class were selected after analyzing historical experience and future expectations of the returns. The overall expected rate of return for the portfolio was developed based on the target allocation for each class. The expected return is a long-term assumption that generally does not change annually.

The assumptions used to calculate the benefit obligations are as follows:

	2005	2004
Weighted average discount rate	5.00%	6.25%
Weighted average rate of future compensation increase	3.00%	3.25%

Following are the projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for plans that have a projected benefit obligation and an accumulated benefit obligation in excess of plan assets:

(Thousands)	2005	2004
Projected benefit obligation	$327,202	$25,026
Fair value of plan assets	272,782	15,034
Accumulated benefit obligation	27,686	22,139
Fair value of plan assets	14,774	15,034

Following are the targeted and actual plan assets by category:

	2006 Target	2005 Actual	2004 Actual
Equity Securities	50%	50%	51%
Debt Securities	50%	50%	49%
Total	100%	100%	100%

Laclede Gas' investment policy is designed to preserve, to the extent possible, the current funded status of the plan and minimize contributions to the trusts. The policy seeks to maximize investment returns consistent with these objectives and Laclede Gas' tolerance for risk. Outside investment management specialists are utilized in each asset class. Such specialists are provided with guidelines, where appropriate, designed to ensure that the investment portfolio is managed in accordance with policy. Performance and compliance with the guidelines is regularly monitored.

Laclede Gas' current investment policy targets an asset allocation of 50% to equity securities and 50% to debt securities (including short-term securities held for the purpose of making benefit payments). Laclede Gas generally rebalances quarterly if the actual allocation deviates from the target allocation by more than 2%.

Following are expected pension benefit payments for the succeeding five fiscal years, and in aggregate for the five years thereafter:

(Millions)	Pensions from Qualified Trust	Pensions from Laclede Gas Funds
2006	$ 15.6	$ .3
2007	13.8	.4
2008	14.4	.4
2009	17.2	.5
2010	19.2	.5
2011 - 2015	136.8	2.9

The funding policy of Laclede Gas is to contribute an amount not less than the minimum required by government funding standards, nor more than the maximum deductible amount for federal income tax purposes. Contributions to the pension plans in fiscal year 2006 are anticipated to be $0.7 million into the qualified trusts, and $0.3 million into the non-qualified plans.

Postretirement Benefits

Laclede Gas provides certain life insurance benefits at retirement. Medical insurance is available after early retirement until age 65. The unrecognized transition obligation is being amortized over 20 years. Postretirement benefit costs in 2005, 2004 and 2003 amounted to approximately $8.0 million, $7.9 million, and $7.8 million, respectively, including amounts charged to construction.

Net periodic postretirement benefit costs consisted of the following components:

(Thousands)	2005	2004	2003
Service cost - benefits earned during the period	$ 3,379	$ 3,175	$ 2,758
Interest cost on accumulated postretirement benefit obligation	3,303	3,202	3,661
Expected return on plan assets	(1,274)	(836)	(937)
Amortization of transition obligation	578	1,059	1,267
Amortization of prior service cost	(32)	(32)	328
Amortization of actuarial loss	868	697	415
Regulatory adjustment	1,181	658	301
Net postretirement benefit cost	$ 8,003	$ 7,923	$ 7,793

Effective with the implementation of rates (from the 1999 rate case) on December 27, 1999, the Commission authorized amounts that were deferred pursuant to provisions in previous rate cases, to be included in rates without return on investment and amortized over a fifteen-year period.

The return on plan assets is based on market related value of plan assets implemented prospectively over a four-year period beginning October 1, 2002. Unrecognized gains and losses are amortized only to the extent that such gain or loss exceeds 10% of the greater of the accumulated postretirement benefit obligation or the market-related value of plan assets. Such excess is amortized over the average remaining service life of active participants. Pursuant to Commission order, the recovery in rates for postretirement benefit cost includes amortization of unrecognized gains or losses based on the most recent five-year average of the unrecognized gain or loss balance, amortized over a five-year period. The difference between this amount and postretirement benefit expense as calculated pursuant to the above is deferred as a regulatory asset or liability.

The following table sets forth the reconciliation of the beginning and ending balances of the postretirement benefit obligation at September 30:

(Thousands)	2005	2004
Benefit obligation at beginning of year	$51,735	$52,508
Service cost	3,379	3,175
Interest cost	3,303	3,202
Plan amendments	(2,069)	(4,323)
Actuarial loss	7,942	2,577
Gross benefits paid	(6,646)	(5,404)
Benefit obligation at end of year	$57,644	$51,735

The following table sets forth the reconciliation of the beginning and ending balances of the fair value of plan assets recognized in the Consolidated Balance Sheets at September 30:

(Thousands)	2005	2004
Fair value of plan assets at beginning of year	$ 16,976	$ 14,254
Actual return on plan assets	1,078	802
Employer contributions	7,363	7,324
Gross benefits paid	(6,646)	(5,404)
Fair value of plan assets at end of year	$ 18,771	$ 16,976
Funded status at end of year	$(38,872)	$(34,759)
Unrecognized net actuarial loss	25,849	18,579
Unrecognized prior service cost	(272)	(245)
Unrecognized net transition obligation	2,599	5,188
Net amount recognized at end of year as postretirement benefit cost	$(10,696)	$(11,237)

The accumulated postretirement benefit obligation and the fair value of plan assets are based on a June 30 measurement date.

The assumptions used to calculate net periodic postretirement benefit costs are as follows:

	2005	2004	2003
Weighted average discount rate	6.25%	6.00%	7.25%
Weighted average rate of future compensation increase	3.25%	3.00%	4.00%
Expected long-term rate of return on plan assets	8.50%	8.50%	8.50%
Medical cost trend rate (initial)	9.00%	7.00%	8.00%
Medical cost trend rate (ultimate)	5.00%	5.00%	5.00%

The weighted average discount rate is based on long-term, high quality bond indices at the measurement date. The expected long-term rate of return on plan assets is based on historical and projected rates of return for current and planned asset classes in the investment portfolio. Assumed projected rates of return for each asset class were selected after analyzing historical experience and future expectations of the returns. The overall expected rate of return for the portfolio was developed based on the target allocation for each class. The expected return is a long-term assumption that generally does not change annually.

The assumptions used to calculate the accumulated postretirement benefit obligations are as follows:

	2005	2004
Weighted average discount rate	5.00%	6.25%
Weighted average rate of future compensation increase	3.00%	3.25%
Medical cost trend rate (initial)	8.00%	9.00%
Medical cost trend rate (ultimate)	5.00%	5.00%

The following table presents the effect of an assumed 1% change in the assumed medical cost trend rate:

(Thousands)	1% Increase	1% Decrease
Effect on net periodic benefit cost	$ 480	$ (450)
Effect on accumulated postretirement benefit obligation	1,700	(1,630)

Following are the targeted and actual plan assets by category:

	2006 Target	2005 Actual	2004 Actual
Equity Securities	50%	50%	53%
Debt Securities	50%	50%	47%
Total	100%	100%	100%

Missouri state law provides for the recovery in rates of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (OPEB), accrued costs provided that such costs are funded through an independent, external funding mechanism. Laclede Gas established Voluntary Employees' Beneficiary Association (VEBA) and Rabbi trusts as its external funding mechanisms. Laclede Gas' investment policy seeks to maximize investment returns consistent with Laclede Gas' tolerance for risk. Outside investment management specialists are utilized in each asset class. Such specialists are provided with guidelines, where appropriate, designed to ensure that the investment portfolio is managed in accordance with policy. Performance and compliance with the guidelines is regularly monitored. Laclede Gas' current investment policy targets an asset allocation of 60% to equity securities and 40% to debt securities, excluding cash held in short-term securities for the purpose of making benefit payments. Laclede Gas currently invests in a mutual fund which is continually rebalanced to the target allocation.

Following are expected postretirement benefit payments for the succeeding five fiscal years, and in aggregate for the five years thereafter:

(Millions)	Benefits Paid from Qualified Trusts	Benefits Paid from Laclede Gas Funds
2006	$ 4.6	$ .4
2007	4.7	.4
2008	4.8	.4
2009	4.7	.4
2010	4.9	.4
2011 - 2015	28.5	2.2

Laclede Gas' funding policy is to contribute amounts to the trusts equal to the periodic benefit cost calculated pursuant to SFAS No. 106 as recovered in rates. Contributions to the postretirement plans in fiscal year 2006 are anticipated to be $8.2 million to the qualified trusts, and $0.6 million paid directly to participants from Laclede Gas funds.

Other Plans

Laclede Gas sponsors 401(k) plans that cover substantially all employees. The plans allow employees to contribute a portion of their base pay in accordance with specific guidelines. Laclede Gas provides a match of such contributions within specific limits. The cost of the defined contribution plans of Laclede Gas amounted to approximately $2.9 million per year for fiscal years 2005, 2004 and 2003.

SM&P Utility Resources, Inc.

SM&P maintains a defined benefit plan for selected employees. The plan is a non-qualified plan and therefore has no assets held in trust. Net pension cost related to the plan was $38,000 for fiscal years 2005 and 2004, and $62,000 for fiscal year 2003. The net liability recognized under the plan was $427,000, $389,000, and $351,000 at September 30, 2005, 2004 and 2003, respectively.

SM&P sponsors defined contribution plans which cover substantially all employees. The plans allow employees to contribute a portion of their base pay in accordance with specific guidelines. The Company provides a match of such contributions within specific limits. The cost of the defined contribution plans of SM&P amounted to $0.5 million, $0.7 million and $0.6 million, respectively, for the fiscal years 2005, 2004 and 2003.

3. GAS SUPPLY COST MANAGEMENT

In the 2002 rate case, the MoPSC approved a new plan applicable to the management of the Utility's gas supply commodity costs under which it may retain up to 10% of cost savings associated with the acquisition of natural gas below an established benchmark level of gas cost. Laclede Gas achieved approximately $3.5 million in pre-tax income under the plan during fiscal year 2003, but did not record any income under the plan during fiscal year 2004 or fiscal year 2005. Income recorded under the plan is included in the Regulated Gas Distribution Operating Revenues on the Statements of Consolidated Income.

4. FINANCIAL INSTRUMENTS

In the course of its business, Laclede Group's non-regulated marketing affiliate, Laclede Energy Resources, Inc. (LER), enters into fixed price commitments associated with the purchase or sale of natural gas. LER manages the price risk associated with these commitments by either closely matching the offsetting physical purchase or sale of natural gas at fixed prices or through the use of exchange-traded futures contracts to lock in margins. At September 30, 2005, LER's open positions were not material to Laclede Group's financial position or results of operations.

Settled and open futures positions were as follows at September 30, 2005:

	Position Month	MMBtu (millions)	Average Price per MMBtu
Settled short positions	October 2005	.42	$6.95
Settled long positions	October 2005	.30	6.39
Open short futures positions	November 2005	.63	8.10
	December 2005	.71	10.02
	January 2006	.25	7.26
	February 2006	.04	7.23
	April 2006	.98	7.64
Open long futures positions	February 2006	.16	13.86

The above futures contracts are derivative instruments and management has designated these items as cash flow hedges of forecasted transactions. The fair values of the instruments are recognized on the Consolidated Balance Sheets. The change in the fair value of the effective portion of these hedge instruments is recorded, net of tax, in Other Comprehensive Income (Loss), a component of Common Stock Equity. These amounts will reduce or be charged to Non-Regulated Gas Marketing Operating Revenues or Expenses in the Statements of Consolidated Income as the transactions occur. It is expected that approximately $10.7 million of pre-tax net unrealized losses on cash flow hedging derivative instruments at September 30, 2005 will be reclassified into the Consolidated Statement of Income during fiscal year 2006. The ineffective portions of these hedge instruments are charged to Non-Regulated Gas Marketing Operating Revenues or Expenses. The net amount of pre-tax losses recognized in earnings for the ineffective portion of cash flow hedges was $2.0 million in fiscal year 2005, primarily due to the impact of recent hurricanes on natural gas prices at certain locations. The amount of ineffectiveness recognized in fiscal years 2004 and 2003 was not material. Cash flows from hedging transactions are classified in the same category as the cash flows from the items that are being hedged in the Statements of Consolidated Cash Flows.

5. EARNINGS PER SHARE OF COMMON STOCK

SFAS No. 128, Earnings Per Share, requires dual presentation of basic and diluted earnings per share (EPS). Basic EPS does not include potentially dilutive securities and is computed by dividing net income applicable to common stock by the weighted-average number of common shares outstanding during the period. Diluted EPS assumes the issuance of common shares pursuant to the Company's stock-based compensation plan at the beginning of each respective period. There were no antidilutive shares for the periods presented.

(Thousands, Except Per Share Amounts)	2005	2004	2003
Basic EPS:			
Net Income Applicable to Common Stock	$40,070	$36,056	$34,585
Weighted-Average Shares Outstanding	21,080	19,783	19,022
Earnings Per Share of Common Stock	$1.90	$1.82	$1.82
Diluted EPS:			
Net Income Applicable to Common Stock	$40,070	$36,056	$34,585
Weighted-Average Shares Outstanding	21,080	19,783	19,022
Dilutive Effect of Employee Stock Options, Restricted Stock	40	22	7
Weighted-Average Diluted Shares	21,120	19,805	19,029
Earnings Per Share of Common Stock	$1.90	$1.82	$1.82

6. COMMON STOCK AND PAID-IN CAPITAL

Total shares of common stock outstanding were 21.17 million and 20.98 million at September 30, 2005 and 2004, respectively.

Paid-in capital increased $5.4 million in 2005 due to the issuance of 131,144 shares of common stock under the Dividend Reinvestment Plan and 59,700 shares of common stock under the Equity Incentive Plan.

In May 2004, Laclede Group issued 1.725 million shares of common stock through a public stock offering. Also in fiscal year 2004, Laclede Group issued 138,213 shares of common stock under its Dividend Reinvestment Plan and 35,550 shares of common stock under its Equity Incentive Plan. Paid-in capital increased $47.6 million in 2004 as a result of these issuances.

On August 23, 2001, Laclede Group declared a dividend of one preferred share purchase right for each outstanding share of common stock as of October 1, 2001. Each preferred share purchase right entitles the registered holder to purchase from Laclede Group one one-hundredth of Series A junior participating preferred stock for a purchase price of $90, subject to adjustment. The value of one one-hundredth of a preferred share purchasable upon the exercise of each right should, because of the nature of the preferred shares' dividend, liquidation and voting rights, approximate the value of one common share. The rights expire on October 1, 2011 and may be redeemed by Laclede Group for one cent each at any time before they become exercisable. The rights will not be exercisable or transferable apart from the common stock until ten business days after (i) public announcement that a person or group has acquired beneficial ownership of 20% or more of the common stock, or (ii) commencement, or announcement of an intention to make, a tender offer or exchange for beneficial ownership of 20% or more of the common stock. Following the former event, a right will entitle its holder to purchase, for the purchase price, the number of shares equal to the purchase price divided by one-half of the market price. Alternatively, Laclede Group may exchange each right for one one-hundredth of a preferred share. A total of 21.17 million rights were outstanding on September 30, 2005.

Laclede Group has on file a shelf registration on Form S-3, which allows for the issuance of equity securities, other than preferred stock, and debt securities. Of the $500 million of securities originally registered under this Form S-3,

$362.4 million remain registered and unissued as of September 30, 2005. Laclede Group issued 1.725 million shares of common stock in May 2004 under this registration. The net proceeds of approximately $44.7 million from this sale were used to make a capital contribution to Laclede Gas. Laclede Gas used the contribution to reduce short-term borrowings and for general corporate purposes. The amount, timing and type of additional financing to be issued under this shelf registration will depend on cash requirements and market conditions.

7. REDEEMABLE PREFERRED STOCK

The preferred stock, which is non-voting except in certain circumstances, may be redeemed at the option of the Laclede Gas board of directors. The redemption price is equal to par of $25.00 a share.

During 2005 and 2004, 3,948 shares and 221 shares of 5% Series B preferred stock were reacquired, respectively.

Any default in a sinking fund payment must be cured before Laclede Gas may pay dividends on or acquire any common stock. Sinking fund requirements on preferred stock for the next five years subsequent to September 30, 2005 are $0.1 million in 2006 and $0.2 million in 2007 through 2010.

8. LONG-TERM DEBT & LONG-TERM DEBT TO UNCONSOLIDATED AFFILIATE TRUST

Maturities on long-term debt, including current portion, for the five fiscal years subsequent to September 30, 2005 are as follows:

2006	$40 million
2007	-
2008	$40 million
2009	-
2010	-

In April 2004, Laclede Gas issued $50 million principal amount of First Mortgage Bonds, 5 1/2% Series due May 1, 2019 and $100 million principal amount of First Mortgage Bonds, 6% Series due May 1, 2034. The net proceeds of approximately $147.9 million from this issuance were used to repay short-term debt and to call at par the $50 million principal amount of 6 5/8% Series First Mortgage Bonds in June 2004. The proceeds were also used to pay at maturity $25 million principal amount of Laclede Gas' 8 1/2% First Mortgage Bonds in November 2004.

As of September 30, 2005, $120 million of the Laclede Gas shelf registration on Form S-3 remained registered and unissued. The original MoPSC authorization for issuing securities registered on Form S-3 expired in September 2003. In response to an application filed by the Utility, the MoPSC extended this authorization to issue debt and equity securities and receive capital contributions through October 31, 2006. The remaining MoPSC authorization is $62.4 million, reflecting capital contributions that have been made by Laclede Group to Laclede Gas under this authority through September 2005. The amount, timing and type of additional financing to be issued under this shelf registration will depend on cash requirements and market conditions.

Substantially all of the utility plant of Laclede Gas is subject to the liens of its mortgage. Its mortgage contains provisions that restrict retained earnings from declaration or payment of cash dividends. As of September 30, 2005 and 2004, all of the retained earnings of Laclede Gas were free from such restrictions.

9. NOTES PAYABLE AND CREDIT AGREEMENTS

In September 2004, Laclede Gas renewed its syndicated line of credit for a term of five years and increased the amount of the line to $285 million from $250 million. The Utility has supplemental 364-day lines totaling $15 million through April 2006.

Laclede Gas issues commercial paper that is supported by the bank lines of credit. During fiscal year 2005, the Utility's short-term borrowing requirements, which peaked at $186.6 million, were met by the sale of commercial paper. Laclede Gas had $63.6 million in commercial paper outstanding as of September 30, 2005, at a weighted average interest rate of 3.8% per annum, and $71.4 million outstanding as of September 30, 2004, at a weighted average interest rate of 1.9% per annum.

Most of Laclede Gas' lines of credit include covenants limiting total debt, including short-term debt, to no more than 70% of total capitalization and requiring earnings before interest, taxes, depreciation and amortization (EBITDA) to be at least 2.25 times interest expense. On September 30, 2005, total debt was 54% of total capitalization. For the fiscal year ended September 30, 2005, EBITDA was 3.53 times interest expense.

Short-term cash requirements outside of Laclede Gas have generally been met with internally-generated funds. However, Laclede Group has a $40 million working capital line of credit expiring in August 2008, to meet short-term liquidity needs of its subsidiaries. This line of credit replaces a $20 million line that was scheduled to expire in June 2006. It has a covenant limiting the total debt of the consolidated Laclede Group to no more than 70% of the Company's total capitalization, giving a 50% debt weighting to the subordinated debt issued to an unconsolidated affiliated trust. This ratio stood at 52% on September 30, 2005. This line has been used to provide letters of credit totaling $1.5 million on behalf of SM&P Utility Resources, which have not been drawn, and to provide for seasonal funding needs of the various subsidiaries from time to time. The maximum balance outstanding during fiscal year 2005 was $7.0 million, which was the balance outstanding on September 30, 2005.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values of financial instruments at September 30, 2005 and 2004 are as follows:

(Thousands)	Carrying Amount	Fair Value
2005:		
Cash and cash equivalents	$ 6,013	$ 6,013
Investment in unconsolidated affiliate trust	1,400	1,400
Short-term debt	70,605	70,605
Long-term debt, including current portion	334,033	365,144
Redeemable preferred stock, including current sinking fund requirements	1,009	1,009
Long-term debt to unconsolidated affiliate trust	46,400	48,380
2004:		
Cash and cash equivalents	$ 13,854	$ 13,854
Investment in unconsolidated affiliate trust	1,400	1,400
Short-term debt	71,380	71,380
Long-term debt, including current portion	358,936	393,735
Redeemable preferred stock, including current sinking fund requirements	1,253	1,253
Long-term debt to unconsolidated affiliate trust	46,400	49,910

The carrying amounts for cash and cash equivalents and short-term debt approximate fair value due to the short maturity of these investments. Fair value of long-term debt, preferred stock, and long-term debt to unconsolidated affiliate trust is estimated based on market prices for similar issues.

Investments in unconsolidated affiliate trust – The Company's cost method investments consist of $1.4 million in common securities of Capital Trust I, a wholly owned subsidiary trust. This investment was not evaluated for impairment because the Company did not identify any events or changes in circumstances that may have had a significant adverse effect on the fair value of that investment.

11. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The components of accumulated other comprehensive income (loss), net of income taxes, recognized in the Consolidated Balance Sheets at September 30 were as follows:

	Net Unrealized Gains (Losses) on Cash Flow Hedges	Minimum Pension Liability Adjustment	Total
Balance, September 30, 2003	$ 502	$ (582)	$ (80)
Current-period change	(1,738)	211	(1,527)
Balance, September 30, 2004	(1,236)	(371)	(1,607)
Current-period change	(5,340)	(756)	(6,096)
Balance, September 30, 2005	$(6,576)	$(1,127)	$ (7,703)

12. INCOME TAXES

The net provisions for income taxes charged during the years ended September 30, 2005, 2004 and 2003 are as follows:

(Thousands) Years Ended September 30	2005	2004	2003
Included in Statements of Consolidated Income:			
Federal			
Current	$17,346	$ 3,606	$ 2,166
Deferred	533	13,062	13,741
Investment tax credit adjustments - net	(332)	(305)	(313)
State and local			
Current	2,991	89	1,074
Deferred	223	2,812	1,984
Total	$20,761	$19,264	$18,652

The effective income tax rate varied from the federal statutory income tax rate for each year due to the following:

	2005	2004	2003
Federal income tax statutory rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal income tax benefits	3.4	3.4	3.7
Certain expenses capitalized on books and deducted on tax return	(3.2)	(3.1)	(2.9)
Other items – net	(1.1)	(0.5)	(0.8)
Effective income tax rate	34.1%	34.8%	35.0%

The significant items comprising the net deferred tax liability recognized in the Consolidated Balance Sheets as of September 30 are as follows:

(Thousands)	2005	2004
Deferred tax assets:		
Reserves not currently deductible	$ 21,895	$ 21,508
Unamortized investment tax credits	2,945	3,154
Other	11,332	6,330
Total deferred tax assets	36,172	30,992
Deferred tax liabilities:		
Relating to property	169,145	159,326
Pension	32,112	38,904
Deferred gas costs	4,697	5,589
Other	18,276	15,478
Total deferred tax liabilities	224,230	219,297
Net deferred tax liability	188,058	188,305
Net deferred tax asset (liability) - current	(1,822)	1,321
Net deferred tax liability - non-current	$186,236	$189,626

13. OTHER INCOME AND INCOME DEDUCTIONS - NET

(Thousands)	2005	2004	2003
Non-recurring investment gains	$ 540	$ 1,947	$ 816
Allowance for funds used during construction	(100)	(123)	(107)
Other income	2,150	1,561	1024
Other income deductions	(984)	250	(598)
Other income and (income deductions) – net	$ 1,606	$ 3,635	$ 1,135

Laclede Gas recorded the receipt of proceeds totaling $0.5 million, $1.9 million and $0.8 million during fiscal years 2005, 2004 and 2003, respectively, related to its interest, as a policy holder, in the sale of a mutual insurance company. These proceeds represent initial distributions relating to certain policies held by the Utility. Subsequent distributions, if any, are not expected to have a material impact on the consolidated financial position or results of operations of the Company.

14. INFORMATION BY OPERATING SEGMENT

The Regulated Gas Distribution segment consists of the regulated operations of Laclede Gas and is the core business segment of Laclede Group. Laclede Gas is a public utility engaged in the retail distribution and sale of natural gas serving an area in eastern Missouri, with a population of approximately 2.0 million, including the City of St. Louis, St. Louis County, and parts of eight other counties. The Non-Regulated Services segment includes the results of SM&P, an underground locating and marking business operating in the nine-state footprint from Michigan to Texas. The underground facility locating industry remains competitive with many contracts subject to termination on as little as 30 days' notice. Also, SM&P's customers are primarily in the utility and telecommunication sector and, as such, SM&P's results are influenced by construction seasonality and trends. The Non-Regulated Gas Marketing segment includes the results of LER, a wholly owned subsidiary of Laclede Group. Non-Regulated Other includes the transportation of liquid propane, real estate development, the compression of natural gas, and financial investments in other enterprises. These operations are conducted through five wholly owned subsidiaries, plus Laclede Energy Services, Inc. (LES), a wholly owned subsidiary of Laclede Group that became operational on May 1, 2002 and was dissolved on April 14, 2003. LES performed administrative gas supply and risk management services. The dissolution of LES had no material effect on the financial position or results of operations of Laclede Group. The results of LES' operations (while active) are included in Laclede Group's Consolidated Financial Statements. Certain intersegment revenues with Laclede Gas are not eliminated in accordance with the provisions of SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation." Those types of transactions include sales of natural gas from Laclede Gas to LER, services performed by SM&P to locate and mark underground facilities for Laclede Gas, sales of natural gas from LER to Laclede Gas, and sales of propane by Laclede Pipeline Company to Laclede Gas. These revenues are shown on the Intersegment revenues lines in the table under Regulated Gas Distribution, Non-Regulated Services, Non-Regulated Gas Marketing, and Non-Regulated Other columns respectively.

(Thousands)	Regulated Gas Distribution	Non-Regulated Services	Non-Regulated Gas Marketing	Non-Regulated Other	Eliminations	Consolidated
FISCAL 2005						
Revenues from external customers	$ 950,467	$ 141,118	$ 435,817	$ 2,885	$ -	$ 1,530,287
Intersegment revenues	27,728	360	33,742	4,915	-	66,745
Total operating revenues	978,195	141,478	469,559	7,800	-	1,597,032
Depreciation & amortization	23,036	-*	-	-**	-	23,036
Interest charges	26,911	3,430	148	398	(338)	30,549
Income tax expense	14,561	3,463	2,763	(26)	-	20,761
Net income applicable to common stock	30,594	5,006	4,378	92	-	40,070
Total assets	1,224,947	70,213	79,440	46,252	(35,779)	1,385,073
Capital expenditures	54,621	5,415	-	167	-	60,203
FISCAL 2004						
Revenues from external customers	$ 865,946	$ 103,885	$ 250,013	$ 3,386	$ -	$ 1,223,230
Intersegment revenues	2,959	354	20,315	3,462	-	27,090
Total operating revenues	868,905	104,239	270,328	6,848	-	1,250,320
Depreciation & amortization	22,385	-*	-	-**	-	22,385
Interest charges	25,202	3,488	75	477	(428)	28,814
Income tax expense	16,508	625	1,896	235	-	19,264
Net income applicable to common stock	32,063	650	3,021	322	-	36,056
Total assets	1,154,365	58,466	33,971	33,830	(15,337)	1,265,295
Capital expenditures	49,130	1,701	-	478	-	51,309
FISCAL 2003						
Revenues from external customers	$ 771,334	$ 99,820	$ 143,226	$ 3,984	$ -	$ 1,018,364
Intersegment revenues	3,438	348	20,635	7,624	(79)	31,966
Total operating revenues	774,772	100,168	163,861	11,608	(79)	1,050,330
Depreciation & amortization	22,229	-*	-	-**	-	22,229
Interest charges	23,921	2,995	43	420	(408)	26,971
Income tax expense/(benefit)	18,009	(1,652)	1,819	476	-	18,652
Net income/(loss) applicable to common stock	34,277	(3,262)	2,889	681	-	34,585
Total assets	1,111,503	58,640	36,655	49,396	(53,396)	1,202,798
Capital expenditures	49,926	1,179	-	7	-	51,112

* Depreciation & amortization for Non-Regulated Services is included in Non-Regulated - Services Operating Expenses on the Statements of Consolidated Income (2005, $3.3 million; 2004, $3.5 million; 2003, $3.2 million).

** Depreciation & amortization for Non-Regulated Other is included in the Non-Regulated – Other Operating Expenses on the Statements of Consolidated Income (2005, $0.3 million; 2004, $0.2 million; 2003, $0.2 million).

In November 2002, two customers notified SM&P that, due to actions they had taken to address workforce management issues, they did not intend to continue to outsource certain functions, which included locating services provided by SM&P, after February and March 2003. One of these customers notified SM&P in January 2003 that it would continue to outsource a portion of its locating services provided by SM&P beyond that timeframe. In connection with the reduction in work from these customers, SM&P made reductions in the required levels of personnel, facilities and equipment, for which the Company recorded an after-tax charge of approximately $1.0 million, all of which was expensed during the quarter ended March 31, 2003. Beginning in 2004 and continuing into 2005, SM&P has not only regained most of the previously withdrawn work, but has also gained new business with these customers. Revenue from these customers totaled approximately $59 million, $29 million and $29 million for fiscal years 2005, 2004 and fiscal year 2003, respectively.

15. COMMITMENTS AND CONTINGENCIES

Laclede Gas estimates fiscal year 2006 utility capital expenditures at approximately $57 million. Fiscal year 2006 capital expenditures for non-regulated subsidiaries are estimated at approximately $7 million. There are no material contractual commitments at September 30, 2005 related to these estimated capital expenditures.

The lease agreement covering the general office space of Laclede Gas extends through February 2010 with options to renew for up to 10 additional years. The aggregate rental expense for fiscal years 2005, 2004 and 2003 was $865,000, $856,000 and $847,000, respectively. The annual minimum rental payment for fiscal year 2006 is anticipated to be approximately $874,000 with a maximum annual rental payment escalation of $8,800 per year for each year through fiscal year 2010. Laclede Gas has other relatively minor rental arrangements that provide for minimum rental payments. Laclede Gas has entered into various operating lease agreements for the rental of vehicles and power operated equipment. The rental costs will be approximately $2.4 million in fiscal year 2006, $2.1 million in fiscal year 2007, $1.5 million in fiscal year 2008, $0.9 million in fiscal year 2009, and $0.4 million in fiscal year 2010. Laclede Gas and LER have entered into various contracts, expiring on dates through 2011, for the storage, transportation, and supply of natural gas. Minimum payments required under the contracts in place at September 30, 2005 are estimated at approximately $548 million. Additional contracts are generally entered into prior to or during the heating season. Laclede Gas estimates that it will pay approximately $88 million annually, at present rate levels, for fixed charges related to these or other contracts that are expected to be in place for the upcoming year for the reservation of gas supplies and pipeline transmission and storage capacity. The Utility recovers these costs from customers in accordance with the PGA Clause.

On March 11, 2005, Laclede Gas signed a 15-year service agreement with Cellnet Technology, Inc., to install and operate an automated meter reading (AMR) system. Upon implementation, the Utility will pay Cellnet monthly for successful billing reads. AMR is designed to eliminate the need for Laclede, which has nearly 40 percent of its approximately 650,000 meters indoors, to gain physical access to meters in order to obtain monthly meter readings. Under the terms of the agreement, Cellnet will install and own the system as well as handle data collection, meter data delivery, and network operation and maintenance services. Installation of equipment on customer meters began in July 2005 and will take approximately two years to complete. The Cellnet AMR system employs a wireless fixed network with read devices that will be attached to existing Laclede Gas customer meters. Reads from each meter are transmitted to local network receivers and transferred to Laclede's customer billing system, resulting in the production of a bill.

SM&P has several operating leases, the aggregate annual cost of which is approximately $8 million, consisting primarily of 12-month operating leases, with renewal options, for vehicles used in its business. Upon acquisition of SM&P, Laclede Group assumed parental guarantees of certain of those vehicle leases. Laclede Group anticipates that the maximum guarantees will not exceed $22 million. SM&P also has lease agreements covering general office space extending through 2015 that resulted in rental expense for fiscal years 2005, 2004 and 2003 of $0.9 million, $0.8 million and $1.2 million, respectively. Payments will be $0.8 million in fiscal year 2006, $0.7 million in fiscal year 2007, $0.6 million in fiscal year 2008, $0.5 million in fiscal year 2009, and $0.4 million in fiscal year 2010.

Laclede Group had guarantees totaling $11.5 million for performance and payment of certain wholesale gas supply purchases by LER, as of September 30, 2005. Since that date, Laclede Group issued an additional $7.0 million in guarantees on behalf of LER, and $3.0 million expired, leaving $15.5 million in guarantees outstanding at November 18, 2005.

A consolidated subsidiary is a general partner in an unconsolidated partnership, which invests in real estate partnerships. The subsidiary and third parties are jointly and severally liable for the payment of mortgage loans in the aggregate outstanding amount of approximately $2.5 million incurred in connection with various real estate ventures. Laclede Group has no reason to believe that the other principal liable parties will not be able to meet their proportionate share of these obligations. Laclede Group further believes that the asset values of the real estate properties are sufficient to support these mortgage loans.

Laclede Gas owns and operates natural gas distribution, transmission and storage facilities, the operations of which are subject to various environmental laws, regulations and interpretations. While environmental issues resulting from such operations arise in the ordinary course of business, such issues have not materially affected the Company's or Laclede Gas' financial position and results of operations. As environmental laws, regulations, and their interpretations change, however, Laclede Gas may be required to incur additional costs.

Environmental issues have arisen in the past, and may arise in the future, associated with sites formerly owned or operated by Laclede Gas and/or its predecessor companies, including facilities at which manufactured gas operations took place. Laclede Gas has been advised of the existence of three former manufactured gas plant ("MGP") sites that may require remediation and has worked with federal and state environmental regulators to address two of the three sites.

With regard to a former MGP site located in Shrewsbury, Missouri, Laclede Gas and state and federal environmental regulators have agreed upon certain remedial actions and those actions are essentially complete. Laclede Gas currently estimates the overall costs of these actions will be approximately $2.4 million. As of September 30, 2005, Laclede Gas has paid or reserved for these actions. If regulators require additional remedial actions or assert additional claims, Laclede Gas will incur additional costs.

Laclede Gas enrolled a second former MGP site into the Missouri Voluntary Cleanup Program (VCP). The VCP provides potential opportunities to minimize the cost of site cleanup while maximizing possibilities for site development. This site is located in, and is presently owned by, the City of St. Louis, Missouri. The City is exploring development options for the site. Laclede Gas also continues to evaluate options concerning this site. Laclede Gas currently estimates that the cost of site investigations, agency oversight and related legal and engineering consulting to be approximately $650,000. Laclede Gas has paid or reserved for these actions. Laclede Gas has requested that other former site owners and operators share in these costs. One party has agreed to participate and has reimbursed Laclede Gas to date for $190,000. Laclede Gas plans to seek proportionate reimbursement of all costs relative to this site from other potentially responsible parties to the extent practicable.

Laclede Gas has been advised that a third former MGP site may require remediation. Laclede Gas has not owned this site for many years. At this time, it is not known whether Laclede Gas will incur any costs in connection with environmental investigations of or remediation at the site, and if it does incur any such costs, what the amount of those costs would be.

While the amount of future costs relative to the actions Laclede Gas has taken at the Shrewsbury site pursuant to the current agreement with state and federal regulators may not be significant, the amount of costs relative to future remedial actions regulators may require at the Shrewsbury site and at the other sites is unknown and may be material.

Laclede Gas has notified its insurers that it seeks reimbursement for costs incurred in the past and future potential liabilities associated with the three MGP sites identified above. In response, the majority of insurers have reserved their rights. While some of the insurers have denied coverage, Laclede Gas continues to seek reimbursement from them. In June 2005, an outside consultant retained by Laclede Gas completed an analysis of the MGP sites to determine cost estimates for a one-time contractual transfer of risk from the insurers to the Company of environmental coverage for the MGP sites. That analysis demonstrated a range of possible future expenditures to investigate, monitor and remediate these MGP sites from $5.8 million to $36.3 million. This analysis is based upon currently available facts, existing technology and presently enacted laws and regulations. The actual costs that Laclede Gas may incur could be materially higher or lower depending upon several factors, including whether remedial actions will be required, final determination of any remedial actions, changing technologies and governmental regulations, the ultimate ability of other potentially responsible parties to pay and any insurance recoveries. Costs associated with environmental remediation activities are accrued when such costs are probable and reasonably estimable. As of the date of this report, Laclede Gas has recorded all such costs. However, it is possible that future events may require some level of additional remedial activities that, in turn, would require Laclede Gas to record additional costs.

Laclede Gas anticipates that any costs it may incur in the future to remediate these sites, less any amounts received as insurance proceeds or as contributions from other potentially responsible parties, would be deferred and recovered in rates through periodic adjustments approved by the MoPSC. Accordingly, potential liabilities associated with remediating the MGP sites are not expected to have a material impact on the future financial position and results of operations of Laclede Gas or the Company.

On June 28, 2002, the Staff of the MoPSC filed its recommendation in a proceeding established to review Laclede Gas' gas costs for fiscal year 2001. In its recommendation, the Staff proposed to disallow approximately $4.9 million in pre-tax gains achieved by Laclede Gas in its incentive-based Price Stabilization Program. This Program was discontinued at the end of the 2001-2002 heating season. Laclede Gas vigorously opposed the adjustment in proceedings before the MoPSC, including a formal hearing that was held on this matter in February 2003. Nevertheless, on April 29, 2003, the MoPSC decided by a 3-2 vote to disallow the $4.9 million in pre-tax gains achieved by Laclede Gas, and directed Laclede Gas to flow through such amount to its customers in its November 2003 PGA filing. Laclede Gas appealed the MoPSC's decision through various courts ultimately resulting in the Missouri Western District Court of Appeals reversing the Commission's decision on the grounds that it was unlawful and not supported by competent and substantial evidence on the record. Consistent with the Court of Appeals' decision, on April 7, 2005, the Commission issued its Order on Remand reversing its April 29, 2003 decision and directing that Laclede Gas be permitted to retain the $4.9 million. The Commission's Order on Remand is now final and unappealable. The return of the pre-tax gains, however, was previously recorded as income in the 2002 fiscal year, so the decision had no effect on the financial position or results of operations of the Company.

SM&P has been the subject of certain employment-related claims arising out of a practice of SM&P that predated Laclede Group's acquisition. The claims involve whether certain pre- and post-work activities and commuting time for non-supervisory field employees constitute hours worked for purposes of federal and state wage and hour laws. These claims have been asserted in various proceedings, including one "opt-in" collective action filed in March 2003 in Federal District Court for the Eastern District of Texas. As a result of a ruling on February 27, 2004, in that proceeding, approximately 3,500 present and former field employees who worked for SM&P at times since February 27, 2001, were given notice of the lawsuit and the opportunity, until June 7, 2004, to join the lawsuit and assert claims for additional overtime compensation for the three-year period immediately preceding the date that they joined the lawsuit. Of the employees to whom notice was sent, 966 joined this lawsuit within the opt-in deadline established by the court. The substantial majority of the plaintiffs are former employees. A limited number of individuals have attempted to opt-in after the court's deadline, while simultaneously, a limited number of plaintiffs have withdrawn from participation after having opted into the lawsuit. SM&P is vigorously contesting these claims, including opposition to this case ultimately proceeding as a collective action. While the results of the claims cannot be predicted with certainty, management, after discussion with counsel, believes that the final outcome will not have a material adverse effect on the consolidated financial position and results of operations of the Company.

Laclede Group and its subsidiaries are involved in other litigation, claims and investigations arising in the normal course of business. While the results of such litigation cannot be predicted with certainty, management, after discussion with counsel, believes that the final outcome will not have a material adverse effect on the consolidated financial position or results of operations of the Company.

16. INTERIM FINANCIAL INFORMATION (UNAUDITED)

In the opinion of Laclede Group, the quarterly information presented below for fiscal years 2005 and 2004 includes all adjustments (consisting of only normal recurring accruals) necessary for a fair statement of the results of operations for such periods. Variations in consolidated operations reported on a quarterly basis primarily reflect the seasonal nature of the business of Laclede Gas.

(Thousands, Except Per Share Amounts) Three Months Ended	Dec. 31	March 31	June 30	Sept. 30
2005				
Total operating revenues	$442,485	$576,555	$311,327	$266,665
Operating income (loss)	31,965	42,974	15,496	(606)
Net income (loss) applicable to common stock	16,617	22,443	6,098	(5,088)
Earnings (loss) per share of common stock	$.79	$1.07	$.29	$(.24)

Three Months Ended	Dec. 31	March 31	June 30	Sept. 30
2004				
Total operating revenues	$332,637	$474,955	$245,060	$197,668
Operating income (loss)	31,394	38,459	13,555	(2,847)
Net income (loss) applicable to common stock	16,591	21,540	3,747	(5,822)
Earnings (loss) per share of common stock	$.87	$1.12	$.19	$(.28)

Laclede Gas Company's Financial Statements and Notes to Financial Statements are included in Exhibit 99.1.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There have been no disagreements on accounting and financial disclosure with Laclede's outside auditors that are required to be disclosed.

Item 9A. Controls and Procedures

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15e and Rule 15d-15e under the Securities Exchange Act of 1934, as amended. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective.

There have been no changes in our internal control over financial reporting that occurred during our fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

The Management Report on Internal Control over Financial Reporting and the Reports of Independent Registered Public Accounting Firm are included under Item 8, pages 31 through 33.

Item 9B. Other Information

None.

Part III

Item 10. Directors and Executive Officers of the Registrants

The information concerning directors required by this item is set forth in the Company's proxy statement dated December 21, 2005 under the headings "Corporate Governance," "Information about the Nominees and Directors," and "Section 16(a) Beneficial Ownership Reporting Compliance" and are incorporated herein by reference.

The information concerning executive officers required by this item is reported in Part I of this Form 10-K.

The board of directors has approved a Financial Code of Ethics that covers the Chief Executive Officer and certain of the Company's senior financial officers, including but not limited to, the Company's Chief Financial Officer, Vice President – Finance, Controller, principal accounting officer or officers of the Company serving in a finance, accounting, treasury, or tax role. This code is posted on our website, www.thelacledegroup.com, in the Investor Services section under SEC Filings.

The corporate governance guidelines, charters for the audit, corporate governance and compensation committees, and code of business conduct, are available on our website, and a copy will be sent to any shareholder upon request.

Item 11. Executive Compensation

The information required by this item is set forth in the Company's proxy statement dated December 21, 2005 under the headings "Directors' Compensation," "Summary Compensation Table," "Option Grants in Fiscal 2005," "Total Options Exercised in Fiscal 2005 and Year-end Value," "Long-Term Incentive Plans – Awards in Last Fiscal Year," "Retirement Plan" and "Other Plans" and are incorporated herein by reference but the information under the captions "Compensation Committee Report Regarding Executive Compensation" and "Performance Graph" in such proxy statement are expressly NOT incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information required by this item is set forth in the Company's proxy statement dated December 21, 2005 under the heading "Beneficial Ownership of Laclede Group Common Stock" and is incorporated herein by reference.

The following table sets forth aggregate information regarding the Company's equity compensation plans as of September 30, 2005:

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders (1)	570,800	$28.46	635,450
Equity compensation plans not approved by security holders	-	-	-
Total	570,800	$28.46	635,450

(1) Includes the Company's Equity Incentive Plan and Restricted Stock Plan for Non-Employee Directors. Included in column (a) are 8,050 shares awarded under the Restricted Stock Plan and 1,500 restricted shares awarded under the Company's Equity Incentive Plan. These shares were disregarded for purposes of computing the weighted-average exercise price in column (b). Included in column (c) are 41,950 shares remaining available to award under the Restricted Stock Plan. Shares for the Restricted Stock Plan are not original issue shares but are purchased by the Plan's trustee in the open market.

Information regarding the Equity Incentive Plan is set forth in Note 1 to the Consolidated Financial Statements in this report.

Item 13. Certain Relationships and Related Transactions

There were no transactions required to be disclosed pursuant to this item.

Item 14. Principal Accounting Fees and Services

Information required by this item is set forth in the Company's proxy statement dated December 21, 2005 under the headings "Fees of Independent Auditor" and "Policy Regarding the Approval of Independent Auditor Provision of Audit and Non-Audit Services" and are incorporated herein by reference.

Item 15. Exhibits, Financial Statement Schedules

2. Supplemental Schedules

Schedules not included have been omitted because they are not applicable or the required data has been included in the financial statements or notes to financial statements.

3. Exhibits

Incorporated herein by reference to Index to Exhibits, page 69.

Item 15(a)(3) See the marked exhibits in the Index to Exhibits, page 69.

(b) Incorporated herein by reference to Index to Exhibits, page 69.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE LACLEDE GROUP, INC.

November 18, 2005

By /s/ Barry C. Cooper
Barry C. Cooper
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date	Signature	Title
11/18/05	/s/ Douglas H. Yaeger Douglas H. Yaeger	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)
11/18/05	/s/ Barry C. Cooper Barry C. Cooper	Chief Financial Officer (Principal Financial and Accounting Officer)
11/18/05	/s/ Arnold W. Donald Arnold W. Donald	Director
11/18/05	/s/ Henry Givens, Jr. Henry Givens, Jr.	Director
11/18/05	/s/ Edward L. Glotzbach Edward L. Glotzbach	Director
11/18/05	/s/ W. Stephen Maritz W. Stephen Maritz	Director
11/18/05	/s/ William E. Nasser William E. Nasser	Director
11/18/05	/s/ John P. Stupp, Jr. John P. Stupp, Jr.	Director
11/18/05	/s/ Mary Ann Van Lokeren Mary Ann Van Lokeren	Director

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LACLEDE GAS COMPANY

November 18, 2005

By /s/ Barry C. Cooper
Barry C. Cooper
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date	Signature	Title
11/18/05	/s/ Douglas H. Yaeger Douglas H. Yaeger	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)
11/18/05	/s/ Barry C. Cooper Barry C. Cooper	Director, Chief Financial Officer (Principal Financial and Accounting Officer)
11/18/05	/s/ Mark D. Waltermire Mark D. Waltermire	Director, Vice President Operations & Marketing
11/18/05	/s/ Kenneth J. Neises Kenneth J. Neises	Director, Executive Vice President Energy & Administrative Services

SCHEDULE II
THE LACLEDE GROUP, INC. AND SUBSIDIARY COMPANIES
RESERVES
FOR THE YEARS ENDED SEPTEMBER 30, 2005, 2004 AND 2003

COLUMN A	COLUMN B	COLUMN C			COLUMN D		COLUMN E
DESCRIPTION	BALANCE AT BEGINNING OF PERIOD	ADDITIONS TO INCOME	CHARGED TO OTHER ACCOUNTS		DEDUCTIONS FROM RESERVES		BALANCE AT CLOSE OF PERIOD
			(Thousands of Dollars)				
YEAR ENDED SEPTEMBER 30, 2005:							
DOUBTFUL ACCOUNTS	$10,362	$12,064	$7,417	(a)	$18,030	(b)	$11,813
MISCELLANEOUS:							
Injuries and property damage	$ 8,280	$11,458	$ -		$ 9,194	(c)	$10,544
Deferred compensation	10,048	1,252	-		1,705		9,595
TOTAL	$18,328	$12,710	$ -		$10,899		$20,139
YEAR ENDED SEPTEMBER 30, 2004:							
DOUBTFUL ACCOUNTS	$ 7,181	$12,388	$6,433	(a)	$15,640	(b)	$10,362
MISCELLANEOUS:							
Injuries and property damage	$ 7,155	$ 7,433	$ -		$ 6,308	(c)	$ 8,280
Deferred compensation	10,891	1,386	-		2,229		10,048
TOTAL	$18,046	$ 8,819	$ -		$ 8,537		$18,328
YEAR ENDED SEPTEMBER 30, 2003:							
DOUBTFUL ACCOUNTS	$ 4,532	$10,830	$5,926	(a)	$14,107	(b)	$ 7,181
MISCELLANEOUS:							
Injuries and property damage	$ 8,091	$ 6,402	$ -		$ 7,338	(c)	$ 7,155
Deferred compensation	10,429	1,735	-		1,273		10,891
TOTAL	$18,520	$ 8,137	$ -		$ 8,611		$18,046

(a) Accounts reinstated, cash recoveries, etc.
(b) Accounts written off.
(c) Claims settled, less reimbursements from insurance companies.

SCHEDULE II
LACLEDE GAS COMPANY
RESERVES
FOR THE YEARS ENDED SEPTEMBER 30, 2005, 2004 AND 2003

COLUMN A	COLUMN B	COLUMN C			COLUMN D		COLUMN E
DESCRIPTION	BALANCE AT BEGINNING OF PERIOD	ADDITIONS TO INCOME	CHARGED TO OTHER ACCOUNTS		DEDUCTIONS FROM RESERVES		BALANCE AT CLOSE OF PERIOD
			(Thousands of Dollars)				
YEAR ENDED SEPTEMBER 30, 2005:							
DOUBTFUL ACCOUNTS	$ 9,975	$12,064	$7,417	(a)	$18,014	(b)	$11,442
MISCELLANEOUS:							
Injuries and property damage	$ 4,326	$ 3,026	$ -		$ 2,799	(c)	$ 4,553
Deferred compensation	10,048	1,252	-		1,705		9,595
TOTAL	$14,374	$ 4,278	$ -		$ 4,504		$14,148
YEAR ENDED SEPTEMBER 30, 2004:							
DOUBTFUL ACCOUNTS	$ 6,839	$12,310	$6,433	(a)	$15,607	(b)	$ 9,975
MISCELLANEOUS:							
Injuries and property damage	$ 3,927	$ 2,132	$ -		$ 1,733	(c)	$ 4,326
Deferred compensation	10,891	1,386	-		2,229		10,048
TOTAL	$14,818	$ 3,518	$ -		$ 3,962		$14,374
YEAR ENDED SEPTEMBER 30, 2003:							
DOUBTFUL ACCOUNTS	$ 3,718	$10,613	$5,926	(a)	$13,418	(b)	$ 6,839
MISCELLANEOUS:							
Injuries and property damage	$ 3,176	$ 3,006	$ -		$ 2,255	(c)	$ 3,927
Deferred compensation	10,429	1,735	-		1,273		10,891
TOTAL	$13,605	$ 4,741	$ -		$ 3,528		$14,818

(a) Accounts reinstated, cash recoveries, etc.
(b) Accounts written off.
(c) Claims settled, less reimbursements from insurance companies.

INDEX TO EXHIBITS

Exhibit No.	
2.01* -	Agreement and Plan of Merger and Reorganization, filed as Appendix A to proxy statement/prospectus contained in the Company's registration statement on Form S-4, No. 333-48794.
3.01(i)* -	Laclede's Restated Articles of Incorporation effective March 18, 2002; filed as Exhibit 3.3 to Form 8-K filed May 29, 2002.
3.01(ii)* -	Bylaws of Laclede effective January 18, 2002; filed as Exhibit 3.4 to Laclede's Form 8-K filed May 29, 2002.
3.02(i)* -	The Company's Articles of Incorporation, filed as Appendix B to the proxy statement/prospectus contained in the Company's registration statement on Form S-4, No. 333-48794.
3.02(ii)* -	The Company's Bylaws as amended August 22, 2002, filed as Exhibit 1 to the Company's Form 8-K filed October 4, 2002.
4.01* -	Mortgage and Deed of Trust, dated as of February 1, 1945; filed as Exhibit 7-A to registration statement No. 2-5586.
4.02* -	Fourteenth Supplemental Indenture, dated as of October 26, 1976; filed on June 26, 1979 as Exhibit b-4 to registration statement No. 2-64857.
4.03* -	Nineteenth Supplemental Indenture, dated as of May 15, 1991; filed on May 16, 1991 as Exhibit 4.01 to Laclede's Form 8-K.
4.04* -	Twentieth Supplemental Indenture, dated as of November 1,1992; filed on November 4, 1992 as Exhibit 4.01 to Laclede's Form 8-K.
4.05* -	Twenty-Second Supplemental Indenture dated as of November 15, 1995; filed on December 8, 1995 as Exhibit 4.01 to Laclede's Form 8-K.
4.06* -	Twenty-Third Supplemental Indenture dated as of October 15, 1997; filed on November 6, 1997 as Exhibit 4.01 to Laclede's Form 8-K.
4.07* -	Twenty-Fourth Supplemental Indenture dated as of June 1, 1999, filed on June 4, 1999 as Exhibit 4.01 to Laclede's Form 8-K.

*Incorporated herein by reference and made a part hereof. Laclede's File No. 1-1822; the Company's File No. 1-16681.

Bold items reflect management, contract or compensatory plan or arrangement.

Exhibit No.		
4.08*	-	Twenty-Fifth Supplemental Indenture dated as of September 15, 2000, filed on September 27, 2000 as Exhibit 4.01 to Laclede's Form 8-K.
4.09*	-	Twenty-Seventh Supplemental Indenture dated as of April 15, 2004, filed on April 28, 2004 as Exhibit 4.01 to Laclede's Form 8-K.
4.10*	-	Twenty-Eighth Supplemental Indenture dated as of April 15, 2004, filed on April 28, 2004 as Exhibit 4.02 to Laclede's Form 8-K.
4.11*	-	Certificate of Trust of Laclede Capital Trust I, dated April 4, 2002, filed as Exhibit 4.3 to the Company's registration statement on Form S-3 (No. 333-86722).
4.12*	-	Declaration of Trust of Laclede Capital Trust I, dated April 4, 2002, filed as Exhibit 4.4 to the Company's registration statement on Form S-3 (No. 333-86722).
4.13*	-	Amended and Restated Declaration of Trust dated December 16, 2002, filed as Exhibit 1 to Company's Form 8-K dated December 16, 2002.
4.14*	-	Common Securities Guarantee Agreement dated December 16, 2002, filed as Exhibit 2 to Company's Form 8-K dated December 16, 2002.
4.15*	-	Preferred Securities Guarantee Agreement dated December 16, 2002, filed as Exhibit 3 to Company's Form 8-K dated December 16, 2002.
4.16*	-	Indenture for Subordinated Debt Securities dated December 16, 2002, filed as Exhibit 4 to Company's Form 8-K dated December 16, 2002.
4.17*	-	First Supplemental Indenture dated December 16, 2002, filed as Exhibit 5 to Company's Form 8-K dated December 16, 2002.
4.18*	-	Laclede Gas Company Board of Directors' Resolution dated August 28, 1986 which generally provides that the Board may delegate its authority in the adoption of certain employee benefit plan amendments to certain designated Executive Officers; filed as Exhibit 4.12 to Laclede's 1991 10-K.
4.18a*	-	Company Board of Directors' Resolutions dated March 27, 2003, updating authority delegated pursuant to August 28, 1986 Laclede Gas Company resolutions; filed as Exhibit 4.19(a) to the Company's Form 10-K for the year ended September 30, 2003.
4.19*	-	Rights Agreement dated as of April 3, 1996; filed on April 3, 1996 as Exhibit 1 to Laclede's Form 8-A.
4.20*	-	Rights Agreement dated as of October 1, 2001; filed as Exhibit 4 to the Company's Form 8-A on September 6, 2001.

*Incorporated herein by reference and made a part hereof. Laclede's File No. 1-1822; the Company's File No. 1-16681.

Bold items reflect management, contract or compensatory plan or arrangement.

INDEX TO EXHIBITS

Exhibit No.	
10.01* -	**Laclede Incentive Compensation Plan, as amended; filed as Exhibit 10.03 to Laclede's 1989 10-K.**
10.01a* -	**Amendment adopted by the board of directors on July 26, 1990 to the Incentive Compensation Plan; filed as Exhibit 10.02a to Laclede's 1990 10-K.**
10.01b* -	**Amendments adopted by the board of directors on August 23, 1990 to the Incentive Compensation Plan; filed as Exhibit 10.02b to Laclede's 1990 10-K.**
10.01c* -	**Amendments to Laclede's Incentive Compensation Plan, effective January 26, 1995; filed as Exhibit 10.3 to Laclede's 10-Q for the fiscal quarter ended March 31, 1995.**
10.02* -	**Senior Officers' Life Insurance Program of Laclede, as amended; filed as Exhibit 10.03 to Laclede's 1990 10-K.**
10.02a* -	**Certified copy of resolutions of Laclede's Board of Directors adopted on June 27, 1991 amending the Senior Officers' Life Insurance Program; filed as Exhibit 10.01 to Laclede's 10-Q for the fiscal quarter ended June 30, 1991.**
10.02b* -	**Certified copy of resolutions of Laclede's Board of Directors adopted on January 28, 1993 amending the Senior Officers' Life Insurance Program; filed as Exhibit 10.03 to Laclede's 10-Q for the fiscal quarter ended March 31, 1993.**
10.03* -	**Laclede Gas Company Supplemental Retirement Benefit Plan, as amended and restated effective July 25, 1991; filed as Exhibit 10.05 to Laclede's 1991 10-K.**
10.04* -	Transportation Service Agreement For Rate Schedule FSS, Contract #3147 between Mississippi River Transmission Corporation ("MRT") and Laclede effective May 1, 2002; filed as Exhibit 10.1 to Laclede's 10-Q for the fiscal quarter ended June 30, 2002.
10.04a* -	Transportation Service Agreement for Rate Schedule FTS, Contract #3310 between Laclede and MRT effective May 1, 2002; filed as Exhibit 10.2 to Laclede's 10-Q for the fiscal quarter ended June 30, 2002.
10.04b* -	Transportation Service Agreement for Rate Schedule FTS, Contract #3311, between Laclede and MRT effective May 1, 2002; filed as Exhibit 10.3 to Laclede's 10-Q for the fiscal quarter ended June 30, 2002.

* Incorporated herein by reference and made a part hereof. Laclede's File No. 1-1822; the Company's File No. 1-16681.

Bold items reflect management, contract or compensatory plan or arrangement.

INDEX TO EXHIBITS

Exhibit No.	
10.05* -	**Amendment and Restatement of Retirement Plan for Non-Employee Directors as of November 1, 2002; filed as Exhibit 10.08c to the Company's 10-K for the fiscal year ended September 30, 2002.**
10.05a* -	**Amendment to Terms of Retirement Plan for Non-Employee Directors as of October 1, 2004; filed as Exhibit 10.2 to the Company's Form 10-Q for the quarter ended June 30, 2004.**
10.06* -	**Salient Features of the Laclede Gas Company Deferred Income Plan for Directors and Selected Executives, including amendments adopted by the board of directors on July 26, 1990; filed as Exhibit 10.12 to the Laclede's 1991 10-K.**
10.06a* -	**Amendment to Laclede's Deferred Income Plan for Directors and Selected Executives, adopted by the Board of Directors on August 27, 1992; filed as Exhibit 10.12a to Laclede's 1992 10-K.**
10.07* -	**Form of Indemnification Agreement between Laclede and its Directors and Officers; filed as Exhibit 10.13 to Laclede's 1990 10-K.**
10.08* -	**Laclede Gas Company Management Continuity Protection Plan, as amended, effective at the close of business on January 27, 1994, by the board of directors; filed as Exhibit 10.1 to Laclede's 10-Q for the fiscal quarter ended March 31, 1994.**
10.09* -	**2002 Restricted Stock Plan for Non-Employee Directors as of November 1, 2002; filed as Exhibit 10.12d to the Company's Form 10-K for the fiscal year ended September 30, 2002.**
10.09a* -	**Amendment to the 2002 Restricted Stock Plan for Non-Employee Directors as of October 1, 2004; filed as Exhibit 10.3 to the Company's Form 10-Q for the quarter ended June 30, 2004.**
10.09b* -	**Amendment to Restricted Stock Plan for Non-Employee Directors as of January 1, 2006; filed as Exhibit 10.2 to the Company's Form 8-K filed November 1, 2005.**
10.10* -	**Salient Features of the Laclede Gas Company Deferred Income Plan II for Directors and Selected Executives adopted by the board of directors on September 23, 1993; filed as Exhibit 10.17 to Laclede's 1993 10-K.**

* Incorporated herein by reference and made a part hereof. Laclede's File No. 1-1822; the Company's File No. 1-16681.

Bold items reflect management, contract or compensatory plan or arrangement.

INDEX TO EXHIBITS

Exhibit No.		
10.11*	-	Amended and Restated Revolving Credit Agreement between the Company and U.S. Bank National Association dated August 4, 2005; filed as Exhibit 10.1 to the Company's 8-K filed August 5, 2005.
10.12*	-	Amended and Restated Loan Agreement dated September 10, 2004 for Laclede with U. S. Bank National Association as administrative agent and lead arranger, Bank Hapoalim B. M., as syndication agent, and Southwest Bank of St. Louis as documentation agent; filed as Exhibit 10.1 on Form 8-K filed on September 13, 2004.
10.13*	**-**	**The Laclede Group, Inc. Management Bonus Plan; filed as Exhibit 10.20 to the Company's Form 10-K for the year ended September 30, 2002.**
10.14*	-	Stock Purchase Agreement between NiSource Inc. and The Laclede Group, Inc.; filed as exhibit 10.21 to the Company's Form 10-K for the year ended September 30, 2002.
10.15*	**-**	**The Laclede Group, Inc. 2002 Equity Incentive Plan; filed as exhibit 10.22 to the Company's Form 10-K for the year ended September 30, 2002.**
10.15c*	**-**	**Form of Non-Qualified Stock Option Award Agreement with Mandatory Retirement Provisions; filed as Exhibit 10.1 to the Company's Form 8-K filed November 5, 2004.**
10.15d*	**-**	**Form of Non-Qualified Stock Option Award Agreement without Mandatory Retirement Provisions; filed as Exhibit 10.2 to the Company's Form 8-K filed November 5, 2004.**
10.15e*	**-**	**Form of Restricted Stock Award Agreement, filed as Exhibit 10.17 to the Company's 10-Q for the quarter ended March 31, 2004.**
10.15f*	**-**	**Form of Performance – Contingent Restricted Stock Award Agreement, filed as Exhibit 10.3 to the Company's form 8-K filed November 1, 2005.**
10.16*	-	Lease between Laclede Gas Company, as Lessee and First National Bank in St. Louis, Trustee, as Lessor; filed as exhibit 10.23 to the Company's Form 10-K for the year ended September 30, 2002.
10.17*	-	Automated Meter Reading Services Agreement executed March 11, 2005, filed as Exhibit 10.1 to the Company's Form 10-Q for the quarter ended March 31, 2005. Confidential portions of this exhibit have been omitted and filed separately with the SEC pursuant to a request for confidential treatment.
10.18*	**-**	**Stock Ownership Guidelines and Holding Requirements filed as Exhibit 10.1 to the Company's Form 8-K filed November 1, 2005.**
12	-	Ratio of Earnings to Fixed Charges.
21	-	Subsidiaries of the Registrant.
23	-	Consents of Independent Registered Public Accounting Firm.
31	-	Certificates under Rule 13a-14(a) of the CEO and CFO of The Laclede Group, Inc. and Laclede Gas Company.

* Incorporated herein by reference and made a part hereof. Laclede's File No. 1-1822; the Company's File No. 1-16681.

Bold items reflect management, contract or compensatory plan or arrangement.

INDEX TO EXHIBITS

Exhibit No.		
32	-	Section 1350 Certifications under Rule 13a-14(b) of the CEO and CFO of The Laclede Group, Inc. and Laclede Gas Company.
99.1	-	Laclede Gas Company – Selected Financial Data, Management's Discussion and Analysis of Financial Condition and Results of Operations, Notes to Financial Statements, Management Report on Internal Control over Financial Reporting, and Reports of Independent Registered Public Accounting Firm.

*Incorporated herein by reference and made a part hereof. Laclede's File No. 1-1822; the Company's File No. 1-16681.

Bold items reflect management, contract or compensatory plan or arrangement.

Exhibit 31

CERTIFICATION

I, Douglas H. Yaeger, certify that:

1. I have reviewed this annual report on Form 10-K of The Laclede Group, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 18, 2005

Signature: /s/ Douglas H. Yaeger

Douglas H. Yaeger
Chairman of the Board,
President and Chief
Executive Officer

CERTIFICATION

I, Barry C. Cooper, certify that:

1. I have reviewed this annual report on Form 10-K of The Laclede Group, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 18, 2005

Signature: /s/ Barry C. Cooper

Barry C. Cooper
Chief Financial Officer

Exhibit 32

Section 1350 Certification

Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, I, Douglas H. Yaeger, Chairman of the Board, President and Chief Executive Officer of The Laclede Group, Inc., hereby certify that

(a) To the best of my knowledge, the accompanying report on Form 10-K for the year ended September 30, 2005 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and

(b) To the best of my knowledge, the information contained in the accompanying report on Form 10-K for the year ended September 30, 2005 fairly presents, in all material respects, the financial condition and results of operations of The Laclede Group, Inc.

Date: November 18, 2005

/s/ Douglas H. Yaeger
Douglas H. Yaeger
Chairman of the Board, President
and Chief Executive Officer

Section 1350 Certification

Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, I, Barry C. Cooper, Chief Financial Officer of The Laclede Group, Inc. hereby certify that

(a) To the best of my knowledge, the accompanying report on Form 10-K for the year ended September 30, 2005 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and

(b) To the best of my knowledge, the information contained in the accompanying report on Form 10-K for the year ended September 30, 2005 fairly presents, in all material respects, the financial condition and results of operations of The Laclede Group, Inc.

Date: November 18, 2005

/s/ Barry C. Cooper
Barry C. Cooper
Chief Financial Officer

SHAREHOLDER INFORMATION

ANNUAL MEETING The annual meeting of shareholders of The Laclede Group will be held at the St. Louis Pavilion Hotel, One Broadway, St. Louis, Missouri, 10 a.m. Thursday, January 26, 2006. In connection with this meeting, proxies will be solicited by the management of the Company. A notice of the meeting, together with a proxy statement and a form of proxy, will be mailed on or about December 21, 2005 to shareholders of record on December 1, 2005.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for The Laclede Group's common stock and Laclede Gas Company's preferred stock, series B and C, is:

UMB Bank, N.A., Securities Transfer Division
P.O. Box 410064, Kansas City, Missouri 64141-0064
1-800-884-4225

$1 Par Common Stock "LG" listed on The New York Stock Exchange

EXECUTIVE OFFICES

720 Olive Street, St. Louis, Missouri 63101
Telephone: (314) 342-0500

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

The Company's Dividend Reinvestment and Stock Purchase Plan provides common shareholders the opportunity to purchase additional common stock by automatically reinvesting dividends and by making additional cash payments. Shareholders who are interested in obtaining more information, including an enrollment card, may write or call:

UMB Bank, N.A., Securities Transfer Division
P.O. Box 410064, Kansas City, Missouri 64141-0064
1-800-884-4225

PUBLIC INFORMATION, SEC FILINGS AND CERTIFICATIONS

Please visit our website, www.thelacledegroup.com, for our latest news and filings.

We make available all of our filings that are made electronically with the Securities and Exchange Commission (SEC), including Forms 10-K, 10-Q and 8-K. Also available as exhibit 99.1 to our Forms 10-K and 10-Q are Laclede Gas Company's separate financial statements. To access these filings, go to the Company's website and click on "Investor Services," then click on "SEC Filings."

Otherwise, you can obtain public information, including SEC filings and annual reports, by writing:

The Laclede Group, Inc., Corporate Secretary's Office
720 Olive Street, St. Louis, Missouri 63101

The Chief Executive Officer certified to the New York Stock Exchange (NYSE) on February 7, 2005 that as of that date, he was not aware of any violation by the Company of the NYSE's corporate governance listing standards, and the Company has filed with the SEC, as exhibits 31 and 32 to the annual report on Form 10-K for the year ended September 30, 2005, the certificates of the Chief Executive Officer and the Chief Financial Officer of the Company certifying the quality of the Company's public disclosure.

COMMON STOCK MARKET AND DIVIDEND INFORMATION NYSE: LG

	PRICE RANGE		DIVIDENDS
FISCAL 2005	(High)	(Low)	DECLARED
1st Quarter	32.50	29.00	$.34
2nd Quarter	32.80	28.58	$.34 1/2
3rd Quarter	32.00	26.90	$.34 1/2
4th Quarter	34.31	30.40	$.34 1/2
FISCAL 2004			
1st Quarter	30.00	27.20	$.33 1/2
2nd Quarter	31.87	28.26	$.34
3rd Quarter	31.35	26.05	$.34
4th Quarter	29.35	26.31	$.34



The Laclede Group

720 Olive Street, St. Louis, Missouri 63101

WWW.THELACLEDEGROUP.COM